Exhibit 99.1

Annual Report 2007

STRATEGY INVESTMENT EXECUTION RESULTS

The gold price continued its rise in 2007 and moved to record highs in early 2008.

Gold has re-emerged as an important asset class driven by a confluence of economic, geo-political and supply and demand factors. Investment in gold has been supported by a low interest rate environment and the potential re-emergence of inflation. As a safe haven, gold has also benefited from the re-pricing of investment risks as a result of sub-prime credit issues and their impact on the U.S. and world economies. Industry supply has been constrained due to a scarcity of new discoveries and a trend of longer permitting and construction timelines. At the same time, physical demand for jewelry has been underpinned by the large markets of India, East Asia and the Middle East.

Barrick is ideally positioned to capitalize on this new gold environment through disciplined management decisions, a track record of successful mine development and the industry’s largest reserves.

Positioning for the Rising Gold Price •  Investing for the Future •  Delivering Operating Excellence •  Financial Highlights 4 Message from the Chairman 6 Message from the President and Chief Executive Officer 8 Reserve and Resource Development 10 Project Pipeline 13 People 14 Responsible Mining 16 Innovation 17 Operations 20 Building Mines 21 Focus on Cost Containment 23 Reserves and Resources Summary 25 Management’s Discussion and Analysis 81 Financial Statements 85 Notes to Consolidated Financial Statements 136 Mineral Reserves and Resources 145 Corporate Governance and Committees of the Board 146 Shareholder Information 148 Board of Directors and Senior Officers

STRATEGY

POSITIONING FOR THE RISING GOLD PRICE

Barrick has emerged as the gold industry leader, building upon a focused multi-year strategy.

Strength, Breadth and Scale

•                  Achieved the critical mass required to be a successful global mining company with the Placer Dome transaction

Industry’s Deepest Pipeline

•                  10 projects provide the foundation to successfully sustain the business over the long term

Increased Leverage to the Gold Price

•                  All operations receive prevailing market price on gold sales

•                  Selective use of cash transactions to preserve growth potential for the Barrick shareholder

Balance Sheet Strength

•                  Industry’s only A-rated balance sheet

•                  Innovative $1 billion copper bond financing

•                  At the end of 2007, $2.2 billion in cash to fund pipeline

INVESTMENT

INVESTING FOR THE FUTURE

The Company has cemented a strong foundation for the future by investing in assets, people and projects.

Project Pipeline

•      3 acquisitions for cash in 2007 to increase leverage to the gold price

•      Consolidated a 100% interest in Cortez property in Q1 2008

•      Advancing current suite of projects; construction of Buzwagi underway

•      Submitted feasibility study and project notice to proceed with Pueblo Viejo project

Reserve and Resource Development

•      The industry’s largest P&P reserves at 124.6 M oz; grew M&I resources 45% to 50.6 M oz and inferred resources 28% to 31.9 M oz

•      Consistent funding in exploration year after year – $179 M in 2007

People

•      Providing employees with a safe environment that rewards high standards and performance

•      Offering career opportunities in a dynamic workplace

Responsible Mining

•      Promoting health and education and creating economic opportunities that will be our legacy long after mine closure

•      Added to the Dow Jones Sustainability Index for North America

Innovation

•      New pressure leaching technology at Goldstrike and increased silver recoveries at Pueblo Viejo

EXECUTION

DELIVERING OPERATING EXCELLENCE

Barrick is distinguished by its ability to execute, consistently meeting targets and objectives.

Operations

•                  Portfolio of high quality operations in 4 Regional Business Units: North America, South America, Australia Pacific, Africa

•                  Track record of meeting production and cost guidance for the last 5 years

•                  Produced 8.06 M oz of gold at $350/oz in 2007

•      Produced 402 M lbs of copper at $0.83/lb in 2007

Building Mines

•                  Invested $1.3 billion in 5 mines since 2004

•      Leveraging a global team of professionals with the right experience and technical expertise

Focus on Cost Containment

•                  Supply Chain Management – Our global scale allows us to foster mutually beneficial, long-term relationships with key suppliers to secure critical supply at competitive prices

•                  Continuous Improvement – Around the world, our multi-disciplinary teams are working to achieve operating efficiencies

•                  Commodity and Currency Risk Management – Consistent program to mitigate currency and commodity price risks and generate significant cost savings

RESULTS

Up 1.5 M oz

Replaced industry's largest gold reserve base
123.1
124.6
100
2006
2007

P&P RESERVES'
Ounces millions

Up 15.6 M oz

Grew M&I gold resources 45%
35.0
50.6
2006
2007

M&I RESOURCES'
Ounces millions

Up 7 M oz

Grew inferred gold resources 28%
24.9
31.9
2006
2007

INFERRED RESOURCES'
Ounces millions

Up 37%

$30.70
$42.05
Dec 06
Dec 07

SHARE PRICE
US dollars per share

Up 13%

2.70
3.06
1
2006
2007

ADJUSTED EBITDA'
US dollars billions

Up 11%

1.56
1.73
1
2006
2007

ADJUSTED NET INCOME'
US dollars billions

FINANCIAL HIGHLIGHTS

Rising gold prices and our focus on cost containment have generated higher margins and strong financial results.

(in millions of US dollars, except per share data) (US GAAP basis)	2007	2006	2005

Sales	$6,332	$5,630	$2,348
Net income	1,119	1,506	401
per share	1.29	1.79	0.75
Adjusted net income(2)	1,733	1,561	450
per share	2.00	1.86	0.84
EBITDA(2)	2,427	2,308	847
Adjusted EBITDA(2)	3,063	2,675	903
Cash and equivalents	2,207	3,043	1,037
Dividends per share	0.30	0.22	0.22

Operating Highlights
Gold production (000s oz)	8,060	8,643	5,460
Average realized gold price per ounce	$619	$543	$439
Total cash costs per ounce(3)	$350	$283	$224

Copper production (M lbs)	402	367	—
Average realized copper price per pound	$3.19	$3.06	$—
Total cash costs per pound(3)	$0.83	$0.79	$—

(1)   See page 23 of the 2007 Annual Review.

(2)   Non-GAAP measures – see pages 69–70 of the 2007 Financial Report.

(3)   See pages 71–72 of the 2007 Financial Report.

Message from the Chairman

This year is a milestone in Barrick’s history: it’s our 25th anniversary. When we started in the gold business, in 1983, it seemed unimaginable to some that one day we would be the industry leader, with reserves, production, earnings, and a project pipeline unparalleled among our peers. Yet that is exactly what happened.

Back in 1983, in an established industry dominated by large, multinational corporations, Barrick began with only $40 million in capital. We were neither gold bugs nor gold miners. We were outsiders, convinced that by shaking up the staid gold industry we could create the Company that Barrick is today.

Over the years, our market value has grown exponentially, from $69 million to $42 billion in early 2008. We now have about 20,000 employees on five continents. And yet, looking back, it’s clear to me that the essence of Barrick – our vision for the future, our core values, our way of doing business – has never wavered. From the beginning, we have run our company as an entrepreneurial enterprise that just happened to be in the business of gold mining. We have remained nimble and innovative. We have honed in on, even obsessed over, shareholder returns. We believed that if we managed Barrick as if we owned it personally (and to a large degree, in the early years, we did) our shares would beat our competitors’ shares (and they did).

In many ways, our approach to risk is what has defined Barrick. Compared to other gold companies, we were aggressive – quick to snap up new mines and mining companies, even as others in the industry were suspicious of growth through acquisitions. In the 1980s, Barrick moved quickly, assembling a portfolio of mines, but the acquisition of Goldstrike in 1987 was a company-defining moment. We bought these assets because the bigger, better-financed gold companies were not interested in acquisitions – or they were just too slow.

Some people mistake an aggressive strategy with a risky one. At Barrick, we’ve always been aggressive – and at the same time, risk averse. When we entered the gold business, one of our core mandates was to avoid political risk. That is why, in contrast to most of our peers, and counter-intuitively, we focused on North America. As the Company grew we evolved our strategy to match opportunity with risk, paving the way for global expansion. When it came to managing our balance sheet, we were equally prudent. We conceived a range of innovative financial strategies designed to

STRATEGY

“From the beginning, we have run our company as an entrepreneurial enterprise that just happened to be in the business of gold mining.We have remained nimble and innovative.”

safeguard our earnings and cash flow. Along the way, we transformed ourselves, from a penny stock mining company to a global mining powerhouse.

There’s something else that made, and makes, Barrick stand out: integrity. We’ve always held ourselves, and those around us, to the highest ethical standards, and we’ve consistently demonstrated a commitment to social responsibility. I feel passionately about that commitment, as do all of my colleagues.

The safety of our employees is paramount to production. Barrick has always treated its people exceptionally well; our salaries are competitive and our benefits are among the best in the industry. Yet we don’t claim to be altruists. Doing right by our employees, and by the communities where we operate is the only path to long-term success.

For all that, what has brought Barrick to where it is today, is perhaps the least tangible quality of all. Some people call it vision, but whatever you choose to call it, this intangible quality is the essential ingredient to corporate success. Without it, no company can make it to the top. Having a shared vision is what enables a company’s employees to move mountains.

Today, 25 years after starting this business, I’m proud to say that having a vision, and believing in that common vision, is in our DNA. It is who we are.

Peter Munk
Founder and Chairman

Message from the President and Chief Executive Officer

Five years ago we refocused our strategy to position Barrick to benefit from an emerging bull market for gold. In 2007, our efforts paid off as prices for the yellow metal moved to 27-year highs, before setting new records in early 2008.

Since January 2007, our share price has outperformed exchange traded gold funds, the benchmark Philadelphia gold index and our peer group. Increasingly, investors are recognizing that Barrick has the strength, breadth and scale to maximize the value of a world-class suite of mines and projects.

We celebrate our 25th anniversary having become the leader in the gold mining industry, with roughly 125 million ounces of gold reserves and 51 million ounces of measured and indicated resources located on some of the most prolific gold belts in the world. The Company’s 27 operating mines are concentrated in clusters across five continents. In spite of industry-wide cost pressures, Barrick remains a lower cost producer. As the gold price has exploded, so too have our margins, resulting in strong earnings and operating cash flows.

Barrick has distinguished itself as a company offering investors significant leverage to the gold price. We have consistently invested in our business, our people and the communities where we operate. Barrick’s proven track record of execution sets us apart and our share price performance reflects that value. We have met our production and cost guidance for five years running, an increasingly rare achievement in our industry.

Barrick’s value is tangible today, and sustainable tomorrow, just as gold’s fundamentals are stronger than ever. Worldwide supply from mine production has become constrained at the same time gold is re-emerging as a legitimate and important investment class. Since their introduction, exchange traded gold funds have grown exponentially and are now valued at over $25 billion worldwide. Demand for gold jewelry in emerging economies reached record levels, as economic growth generated higher levels of disposable income.

Gold’s prestige and appeal is continuing to grow in countries such as India and China, where a rapidly expanding middle class is accumulating wealth on an unprecedented scale.

At the same time as physical demand and constrained supply from gold mines are driving the gold price higher, the sub-prime mortgage crisis in the United States and the ensuing credit crunch have led to a slowdown in the U.S. economy. As a result, interest rates are falling despite inflationary pressures driven by high energy costs, high food costs and strong commodity prices. This unusual convergence of economic circumstances will likely drive continued demand as investors seek to preserve capital.

These economic realities, and the subsequent re-rating of investment risk, have benefited Barrick, as the benchmark company in the gold industry. However, an increasingly complex operating environment has tempered some of that optimism. Major new discoveries are scarce and for many companies, replacing reserves is a challenge. Containing costs has proven difficult in an environment of rising costs for consumables and competition for industry professionals. Timelines for permitting new mines are extending and capital costs are rising across the industry. The nature and scale of new projects have changed. Increased complexity demands a greater degree of sophistication and experience in project development to ensure successful execution.

Barrick’s competitive advantage is its strength, breadth and scale. The Company has the financial muscle and the human capital to execute on its development plans. With the acquisition of Placer Dome in 2006, we reached critical mass, positioning the Company to meet these industry challenges head on. Our project pipeline is unparalleled, comprised of some of the world’s largest

STRATEGY

INVESTMENT

EXECUTION

RESULTS

“Barrick’s competitive advantage is its strength, breadth and scale. The Company has the financial muscle and the human capital to execute on its development plans.”

and most attractive gold projects. The depth of our pipeline gives us the flexibility to stage development and optimize project design. In 2007, we significantly advanced many of these projects and we expect new production to come on stream in 2009.

Last year we more than replaced reserves, which now stand at almost 125 million ounces of gold. More importantly, we significantly increased our measured and indicated resources by 45 per cent to nearly 51 million ounces. Barrick achieved this through significant investment in exploration on proven land positions within our portfolio. In addition, we made several bolt-on acquisitions that will further strengthen our project pipeline for the future.

Our cash costs did increase in 2007, primarily due to mine sequencing, which resulted in mining below reserve grade. While we were not immune to inflationary pressures, we were able to contain costs through a variety of innovative continuous improvement initiatives, proactive supply chain management, commodity and currency hedging and investments in cost-effective energy projects. We leverage our global network of mines and projects and implement best practices across the organization. Barrick also continues to benefit from synergies resulting from our acquisition of Placer Dome.

We are embracing our role as the gold industry leader with a strategy to make Barrick the employer of choice. In the same way we are competing for assets and capital, we are competing for the most qualified, experienced professionals in the business. We have to offer employees the benefits and the opportunities for personal and professional development that they expect from an industry leader. In 2007, we continued our focus on achieving a zero-incident safety culture with innovative enhancements to our safety and health systems. We offered leadership training to employees around the world and we made plans to enhance our development programs for recent graduates.

The Company is celebrating its 25th anniversary in 2008. On this occasion, the Barrick team is taking pride in our achievements, our values and the principles that created this great company. Together, we can look forward to a bright future, with a vision of being the best and a clear plan to get there.

Like our strategy of investing in people, we believe the communities where we operate are our partners. They benefit from mining and we benefit through collaborative working relationships. As a mining company, we develop natural resources and it is imperative that we recognize the legitimate rights of communities where those resources are located. Likewise, we must continue to be responsible environmental stewards, as we have been from our very beginning as a gold miner. In 2007, we developed site-level community engagement and sustainable development plans that will help us build stronger relationships with our host countries. In doing so, we are paving the way for successful, mutually beneficial mine development in an environmentally responsible way.

In our view, the fundamentals for gold have never been stronger. At the same time, Barrick is stronger than ever, with the industry’s only A-rated balance sheet, the largest reserves, substantial mineral resources and the deepest project pipeline. Our margins are rapidly expanding on the industry’s largest production base, supported by a focused effort to contain costs. Our strategy of investing in people, projects and communities positions us to offer our shareholders strong leverage to the gold price as well as other metals in our project pipeline. It’s an exciting time to be in mining, and Barrick exemplifies the potential that investors see in our industry. Our robust share price performance reflects the fundamental value of our quality reserves, our projects and most importantly, our proven ability to deliver results.

Gregory C. Wilkins
President and Chief Executive Officer

INVESTMENT

Reserve and Resource Development

Well-chosen investments will work to sustain our position as the gold industry leader. Building a strong foundation for the future requires innovation and consistent investment in our portfolio of mines, our project pipeline, and exploration. It also requires ongoing investment in people, both employees and members of the communities where we live and work, for they are equally important to our future.

Barrick has the financial strength and the strategic vision to invest in each of these vital aspects of the business, for the benefit of all its stakeholders.

Exploration drilling at Cortez Hills extended the deposit by more than 800 meters, upgraded the Lower Zone resource to inferred, and by year-end was encountering mineralization as it tested the southern extension beyond the Silver Fault.

Reserve and Resource Development

Reserves are the cornerstone of our business and, whether by exploration(1) or acquisition, reserve replacement is a critical component of sustainable success. There has been a dearth of exploration discoveries in the industry over the last decade. Nevertheless, Barrick has a track record of consistently replacing reserves, including in the years following the Homestake and Placer Dome acquisitions. We hold the world’s largest gold reserves, and in 2007 more than replaced proven and probable reserves to 124.6 million ounces and increased measured and indicated resources 45% or nearly 16 million ounces to 50.6 million ounces.

(1)   See page 23 of the 2007 Annual Review.

GROWING GOLD RESERVES AND RESOURCES

Millions of ounces at December 31, 2007

    2007 additions

Inferred resources increased 28%	M&I resources increased 45%	More than replaced industry’s largest P&P reserve base

Exploration’s unified geological modeling led to the 2007 discovery of the Monte Oculto deposit at Pueblo Viejo, plus a number of other excellent targets in the near-mine area.

Barrick also has significant copper reserves and resources. Reserves are 6.2 billion pounds; measured and indicated resources are 5.4 billion pounds; and inferred resources are 15.4 billion pounds. The highlights in 2007, resulting from exploration efforts, include a 341 million pound increase to reserves at the Zaldívar mine in Chile and an increase in inferred resources at Reko Diq by 9.1 billion pounds.

Much of our success can be attributed to our practice of consistent investment in exploration and in acquisitions of properties with early stage potential such as the Kainantu property and the large, highly prospective exploration package that came with it in Papua New Guinea. With these assets, Barrick will have access to over 5,300 square kilometers of contiguous ground for exploration in one of the world’s most highly endowed, under-explored gold and copper regions, which is also home to the world-class Porgera mine.

The consolidation of our interest in the Cortez property in early 2008 further demonstrates our commitment to disciplined acquisitions focusing on our core districts with tremendous exploration potential. Barrick’s share of proven and probable reserves at year-end 2007 for the Cortez property was 6.9 million ounces. The acquisition will increase Barrick’s share of reserves by 4.6 million ounces to 11.5 million ounces. Measured and indicated resources will increase by 1.4 million ounces on the same basis.

Even during the years of low gold prices, when most of the industry retrenched, we maintained our program – and found Lagunas Norte. It was one of the few major discoveries of the decade, and to date, no larger asset has been discovered and put into production. We have now amassed an extensive portfolio of operating mines and exploration properties in what we believe to be some of the best and most prospective regions in the world. Much of that exploration potential lies near existing infrastructure, where the likelihood of reserve replacement is enhanced and the cost of proving up ounces is reduced.

In 2007, we strengthened our commitment to investment in exploration. We increased our budget and spent a total of $179 million, building on the success of our work at Cortez Hills, Pueblo Viejo, Reko Diq and a number of other projects.

Highlights of 2007

Nevada continues to be a key focus for our program. We have an extensive land position on the key trends in this highly prospective region. Work at Cortez Hills and Goldstrike was particularly significant during the year.

•                             Exploration drilling at Cortez Hills upgraded the Lower Zone resource to the inferred category. Drilling further to the south extended the deposit by at least 800 meters. By year-end, directional drilling scout holes were testing the southern extension beyond the Silver Fault, and in several cases encountered mineralization. The zone still remains open to the south.

•                             At Goldstrike, deep drilling from Banshee and Deep North Post continues to demonstrate higher grades and continuity, and late in the year we began work on an exploration drift to access the Deep North Post area. We also continued infill drilling and engineering at South Arturo.

At Reko Diq, intensive drilling on the Western Porphyries resulted in a large inferred resource increase. Inferred gold resources grew 6.1 million ounces to 10.5 million ounces and inferred copper resources increased by 9.1 billion pounds to 13.4 billion pounds. A scoping study was also completed for the Western Porphyries and approval given to proceed with a feasibility study to evaluate a 72,000 tonnes-per-day operation. In parallel, we are proceeding with a pre-feasibility study to evaluate expansion options.

We had another very rewarding year at Pueblo Viejo, where our team developed and applied a unified geological model based on our extensive experience with highly sulfidized deposits (such as at Lagunas Norte). Drilling led to the discovery of Monte Oculto, a blind deposit located between the Monte Negro and Moore ore deposits. It’s a remarkable discovery, in what had been thought to be a well defined deposit – and a demonstration of the way our Exploration group’s systematic approach and technical expertise add value and identify new opportunities. The new model, in conjunction with a review of regional data, has identified a number of excellent targets in the near-mine area for drilling in 2008.

Project Pipeline

With 10 projects, all in highly prospective districts, Barrick has the industry’s deepest project pipeline. As of year-end 2007, these 10 projects represent almost 40 million ounces of proven and probable gold reserves, plus, contained within those reserves, nearly 802 million ounces of silver, 1.1 billion pounds of copper and just over 1.6 billion pounds of zinc.*

EXPLORATION		FEASIBILITY	PERMITTING	CONSTRUCTION	PRODUCTION
Ruby Hill
Buzwagi
Cortez Hills
Pueblo Viejo
Pascua-Lama
Cerro Casale
Donlin Creek
Reko Diq
Sedibelo
Fedorova
Kabanga
New Projects

*                 excluding Cerro Casale and the additional 40% interest in Cortez acquired in early 2008

These projects have significant measured and indicated gold resources as well, at approximately 27 million ounces. The projects are located across a number of jurisdictions, many of which are also home to Barrick operations. This geographic diversification means our future is not tied to the success of any one project in a single area.

Since there have been few major discoveries over the last decade, a deep inventory of long-life projects, which our pipeline represents, is a competitive advantage. The deposits at a number of these projects are world-class in size, offering the potential for mine lives in excess of 20 years. We also expect some of these projects, once in production, to have lower cash costs than our current portfolio, thereby positively impacting the portfolio average.

In late 2007, we added a 51% interest in Cerro Casale, from the acquisition of Arizona Star. Cerro Casale is one of the world’s largest undeveloped gold-copper deposits and is located in Chile, a country in which we currently operate.

Our newest addition to the pipeline is the 40% interest in the Cortez property, which we purchased early 2008. The consolidation of our interest in this Nevada property is expected to significantly increase production and reduce cash costs once the Cortez Hills project has been commissioned.

A number of our non-gold projects, assembled through our gold acquisitions, have significant value to Barrick. For example, our Kabanga project in Tanzania, a joint venture with Xstrata Plc, is a world-class-sized nickel sulfide resource with a compelling combination of high tonnage and good grade. Nickel’s main use is as an alloy in stainless steel. Prices have soared, increasing over 400% over the last five years, aided by robust growth in emerging countries such as China. Our Sedibelo platinum project in South Africa is located on the western limb of the Bushveld Complex, the world’s most prolific platinum trend. Aside from investment interest and jewelry, platinum’s main industrial use is in the manufacturing of automobile catalysts to help reduce emissions. The white metal has been in a long-term bull market and in early 2008 surged past $2,000 per ounce to record highs. We plan to complete a feasibility study in 2008 on Sedibelo in order to determine how best to obtain maximum value for our shareholders.

A deep portfolio of quality projects, while essential, is only the start. We must then move these projects through the pipeline and into production – a complex process. For each project, we apply our experience, skills and strength in a context of ongoing engagement with the local community. This strong commitment to social responsibility is a Barrick hallmark, and one of the critical factors in our track record of mine-building success.

Gold Projects

Buzwagi

Tanzania, Africa

P&P Gold Reserves

3.6 M oz

M&I Gold Resources

0.6 M oz

Expected Pre-production Capital

$400 million

Expected Gold Production (first full 5 yrs)

250-260 K oz per yr

Expected Total Cash Costs (first full 5 yrs)

$270-$280 per oz

Key Points

•                  Added 1 M oz to reserves

•                  On track to reach production by mid-2009

Cortez Hills (100% basis)

Nevada, USA

P&P Gold Reserves*

11.5 M oz

M&I Gold Resources*

3.5 M oz

Expected Pre-production Capital

$480-$500 million

Expected Gold Production* (first full 5 yrs)

950 K oz-1.0 M oz per yr

Expected Total Cash Costs* (first full 5 yrs)

$280-$290 per oz

*      includes existing Cortez operation

Key Points

•                  Completed detailed engineering

•                  Expect to receive Record of Decision in 2008; production is expected to commence within 15 months of it becoming effective

•                  Consolidated 100% interest in Cortez property in Q1 2008

Pueblo Viejo (60% basis)

Dominican Republic

P&P Gold Reserves

12.3 M oz

M&I Gold Resources

2.7 M oz

Expected Pre-production Capital

~$1.6 billion

Expected Gold Production (first full 5 yrs)

~600 K oz per yr

Expected Total Cash Costs (first full 5 yrs)

~$250 per oz

Key Points

•                  Submitted feasibility study and project notice to proceed in Q1 2008

•                  ~25 year mine life

•                  High exploration potential

•                  Added 1.4 M oz to reserves

Pascua-Lama

Chile and Argentina Border

P&P Gold Reserves

18 M oz

M&I Gold Resources

3.8 M oz

Key Points

•                  Awaiting resolution of cross-border agreements and final sectoral permit approvals

Cerro Casale (51% basis)

Chile

Status

Recently acquired 51% interest;

project to be advanced in 2008

Key Points

•                  One of the world’s largest undeveloped gold-copper deposits

Donlin Creek (50% basis)

Alaska, USA

M&I Gold Resources

14.7 M oz

Status

Work in 2008 will focus on a series of optimizing studies and will integrate data from 2007 into a final feasibility study

Key Points

•      Large gold deposit with good exploration potential

•      Added 8.7 M oz to M&I resources

Reko Diq (37.5% basis)

Pakistan

M&I Gold Resources

3.7 M oz

M&I Copper Resources

4.3 B lbs

Status

Feasibility study expected to be complete in early 2009

Key Points

•                  Large, gold-copper porphyry mineral resource on the highly prospective Tethyan belt

•                  Added 6.1 M oz to inferred gold resources and 9.1 B lbs to inferred copper resources

Non-Gold Projects

Platinum Group of Metals (PGM)

Sedibelo (earn-in right to 50%)

South Africa

Key Points

•                  Located in one of the world’s most prolific platinum districts, the Bushveld Complex

Fedorova (50%, earn-in right to 79%)

Russia

Key Points

•                  Large, near-surface PGM deposit

Status

Both projects are expected to complete feasibility studies in 2008

Nickel

Kabanga (50% basis)

Tanzania

M&I Nickel Resources

241 M lbs

Status

Operator, Xstrata Plc, is currently developing a pre-feasibility study

Key Points

•                  One of the world’s largest undeveloped nickel sulfide deposits

•                  Over 1 B lbs of inferred nickel resources

People

We recognize that our success depends on people. As a responsible mining company, we are committed to the well-being of our employees and the welfare of people living in the communities where we do business.

Employees

We are proud of our ability to attract and retain the very best talent – entrepreneurial people who enjoy the challenge of a fast-paced environment and who each day demonstrate leadership, commitment and integrity. As the world’s pre-eminent gold producer, we provide them with a team-based culture, opportunities on five continents, and competitive pay and benefits, plus the promise of additional career opportunities as the Company continues to grow.

We work hard to ensure a discrimination-free workplace for every employee, one where human rights are respected and upheld. We reward hard work, high standards and strong performance, and help our people achieve those standards through training and support in job skills and leadership – including a Powerful Leadership program implemented in 2007 for supervisors and managers across the Company. We provide a development program for high-potential individuals and we have a record of promoting from within.

Barrick is committed to providing all employees with a safe, stimulating and fair environment, where they may fully develop their abilities – and in the process benefit themselves, their families, their communities and the Company.

Health and Safety

At Barrick, our safety vision is: “Every person going home safe and healthy, every day.” We take it very seriously. For 10 years now, Barrick has shown an improving trend in its overall safety performance statistics. The rate of improvement has accelerated in the past four years as a result of our focus on leadership.

Barrick has now trained over 21,000 people in Courageous Safety Leadership, and implemented the first Refresher Course in 2007. We also continued a range of safety-related competitions across mine sites and held the first-ever Barrick Mine Rescue Summit for the Company’s safety and emergency response experts, to improve our performance worldwide.

In 2007, we introduced the Barrick Health System at the global level, which, like our Safety System, is also based on personal leadership.

Barrick’s rigorous, Company-wide safety programs include training for a wide range of circumstances, including aviation rescue techniques for remote regions.

Responsible Mining

Wherever we operate, we strive to meet extremely high standards for responsible mining. We are responsible environmental stewards and we constantly seek to improve our performance.

In 2007, Barrick was added to the annual Dow Jones Sustainability Index (DJSI), North America – one of the world’s foremost indices of leadership in corporate social responsibility. The DJSI is used by investors and asset managers as a benchmark and is considered influential in investment decision-making for socially responsible investors.

Some other 2007 highlights are discussed below. For detailed information on these and related topics and to view our 2007 Responsibility Report, please visit www.barrick.com/corporateresponsibility.

Community

Barrick operates in many diverse communities, where varying standards of living require us to respond on a site-by-site basis to local needs and circumstances. Investing in sustainable community development is at the heart of our responsible mining approach. We believe that communities have a legitimate stake in our operations and should benefit from them. Our community-based projects are designed to improve health and education and create economic opportunities that will be our legacy long after mine closure. For example, Barrick’s five-year partnership with World Vision is helping mothers and community leaders address the health needs of impoverished children in the remote Alto Chicama region of northern Peru, where malnutrition affects 6 out of every 10 young people. This project, which builds on an earlier one near our Pierina mine, is improving nutrition and education near our Lagunas Norte mine.

Education is a priority for our community development programs worldwide. It is also a powerful tool in combating poverty. In Tanzania, our six-year partnership with CARE International Tanzania near Bulyanhulu has resulted in a new secondary school, improved teacher training and resources, and dramatically higher enrolment and graduation rates among students. Other education

Barrick’s partnership with World Vision develops education, nutrition and employment-skills programs for communities near the Lagunas Norte Mine in Peru.

This two-megawatt wind turbine installed in 2007 at Veladero is the prototype for the 10 turbines to be installed at our $40-million wind farm project near Pascua-Lama, which will contribute up to 20 megawatts of energy to Chile’s national power grid.

initiatives include funding an adult literacy program near the Porgera mine in Papua New Guinea and scholarships for indigenous students in Australia.

In the health field, Barrick has well-established programs in high risk countries where malaria and HIV/AIDS have had a devastating impact. Since partnering with AMREF (African Medical & Research Foundation) in 1999, over 20,000 HIV tests have been administered in communities in Tanzania. During 2007, we completed reconstruction of HIV/AIDS facilities in Papua New Guinea and, on World AIDS Day, opened a new HIV/AIDS facility at our Tulawaka mine in Tanzania.

During the year, we continued to strengthen our community relations to broaden our engagement with communities, local governments and other stakeholders, and we implemented effective planning processes to address community concerns and build constructive relationships.

In Argentina’s San Juan province, home to our Veladero mine, our local suppliers program is building the capacity of small business to provide goods and services not only to our operations, but also to other markets which will continue to be available after the mine closes.

At Lagunas Norte in Peru, we have invited community representatives to participate in mine water monitoring activities, allowing them to see for themselves how the mine is protecting the environment. This program has been expanded to Veladero.

In 2007, we implemented a new global Security Policy designed to ensure that all on-site security measures secure the safety of our employees and fully respect the human rights of our neighbors. This Policy – and the extensive training given to all security personnel – is based on the Voluntary Principles for Security and Human Rights (www.voluntaryprinciples.org).

Environment

As a leader in the mining industry, we have a duty to set the standard by conducting our operations in a way that protects the environment. For example, Barrick is a signatory to the International Cyanide Management Code, which establishes strict guidelines for safe use and management of cyanide in mining. As of March 2008, 10 operations had been certified under the Code, with all remaining designated mines working toward timely certification. In South America, all mining operations have now received ISO 14001 certification for meeting internationally recognized standards for sound environmental management.

During the year, we developed a global Water Conservation Standard and a global Climate Change Program, both to be implemented in 2008. We launched, as well as continued, many local environmental and conservation initiatives.

In 2007, Barrick announced plans to invest approximately $68 million in projects that will harness the advantages of clean energy and enhance our existing power-generation infrastructure.

In Chile, we received approval to build the $40-million Punta Colorada wind farm project near Pascua-Lama. Its 10 state-of-the-art turbines will contribute up to 20 megawatts of energy to Chile’s national power grid, making it the country’s largest source of wind-generated power. In Argentina, we completed a two-megawatt demonstration wind turbine project near Veladero – the only turbine in the world operating at more than 4,000 meters above sea level.

In Nevada, we announced our latest initiative for meeting state targets for renewable energy use: a 10-acre solar farm, to be located next to our natural gas-fired power plant. It will contribute one additional megawatt to the 115-megawatt Western 102 Power Plant, which supplies off-grid energy to both Goldstrike and, as of 2007, Turquoise Ridge.

In Tanzania, we entered a $28-million partnership with the government to fund the hydro-electric power lines that will finally connect parts of the Mara region with the nation’s power grid, ending their dependence on diesel-generated power. Expected by early 2009, it will reduce costs for our North Mara mine and benefit local communities well into the future.

Innovation

One example of innovation during 2007 was the pressure leaching technology we piloted at Goldstrike. It now allows us to extend the life of the autoclaves, by enabling them to treat ore that would previously have been treated at the roaster facility. This should help support production rates at the property. The site also continues to benefit from the 2006 improvements we made to autoclave recoveries from double refractory ores.

Our work applies to development projects as well as to producing mines. At Buzwagi, our flotation advances led to a flow sheet change that has increased project value. At Pueblo Viejo, where the encapsulated silver resisted pressure leaching, we pioneered changes that raised recoveries from 10% to nearly 90% and created a net cash positive impact for the project.

In late 2007, Barrick launched its $10-million, online Unlock the Value program – a global invitation for scientists and technologists to propose viable recovery methods for the silver locked in silica-encapsulated ore at our Veladero mine. Proposals will be judged and those with merit will be supported through the R&D process. The $10-million performance bonus will go to the one that is successfully implemented.

While this program is unique, with its open appeal to the world, it also displays three key characteristics of Barrick’s approach to innovation. The idea itself is bold and innovative; the objective is to unlock further value at one of our assets; and proposals must be environmentally and socially responsible, as well as economically viable.

Typically, we work in-house or, as appropriate, with selected partners on a specific proposal. Our Research and Development program targets innovations that are significant enough to affect the Company’s bottom line. Worthy ideas are shaped into Strategic Initiatives, which are then developed and executed. The Barrick Technology Centre in Vancouver is an important vehicle for this stage of the process – and also the place where we store the developed know-how, and transfer it to other projects.

Innovative thinking led to modified technology and extended life for Goldstrike’s autoclaves.

EXECUTION

Operations

Barrick met its production and cost guidance for the fifth year in a row, despite upward pressure on industry-wide costs such as energy, consumables, labor, and royalties that rise with the gold price. Production was 8.1 million ounces of gold, at total cash costs of $350 per ounce. Copper production was over 400 million pounds at total cash costs of $0.83 per pound.

Within a few years, the Cortez property in Nevada is expected to contribute almost one million ounces of gold production a year.

Operations

Gold

Barrick’s portfolio of mines delivered on the Company’s overall production and cash cost objectives. These results demonstrate one of the key strengths of our 27-mine portfolio: dependability. The scale and quality of the portfolio as a whole allows it to absorb disruptions at an individual site, and deliver on overall expectations.

Operations continue to benefit from our decentralized corporate structure. Each Regional Business Unit focuses its resources and expertise on the specific opportunities and challenges of that region, while drawing on the strengths of other regions and head office.

The North America Business Unit is our largest region, in both production and reserves. In 2007, it generated 3.2 million ounces of gold at $370 total cash costs per ounce, meeting its targets for the year. Nevada drives the region, with 7 of its 10 producing mines.

GOLD PRODUCTION (000s oz)

OPERATIONS

For the second straight year, Lagunas Norte in Peru delivered more than one million ounces of gold to Company production, at cash costs of $105 per ounce.

Goldstrike produced more than 1.6 million ounces of gold at total cash costs of $373 per ounce. Costs reflected the high-stripping phase in the open pit during the latter part of the year, which caused lower-grade stockpiles to be processed. Once completed in 2008, we expect the pit to be into the high-grade ounces again. With 15 million ounces of reserves, this mine complex still has many years of production ahead of it.

Our Cortez joint venture delivered on plan. The Cortez property has the potential to add another one million ounce producer to our portfolio, now that we have purchased the remaining 40% interest, once the Cortez Hills project begins producing. The Record of Decision (ROD) allowing construction to begin on Cortez Hills is expected in the second half of 2008, and production is expected to commence within 15 months of the ROD becoming effective. Also in Nevada, the Ruby Hill mine began operations in February 2007. It is the fifth mine we have brought into production in the last four years and, like the others, it enjoyed a smooth ramp-up. Another of the year’s achievements came from our Western 102 Power Plant, which was commissioned in 2005 to help lower energy costs at the Goldstrike complex. We have now been successful in making its power available to our Turquoise Ridge joint venture as well.

The South America Business Unit made a strong contribution to 2007 results, producing 2.1 million ounces of gold at total cash costs of $197 per ounce, in line with expectations. For the second straight year, Lagunas Norte in Peru delivered more than one million ounces of gold at cash costs of $105 per ounce, a world-class result.

Veladero in Argentina completed a successful second full year of operations, although sequencing required a high waste-stripping phase in order to access Filo Federico, the second pit at this operation. We expect improved performance in 2008, as we are now accessing the Amable pit and the higher-grade areas of the Federico pit.

Our Australia Pacific and Africa Business Units both experienced difficulties during the year because of natural causes, notably ground movement at Kanowna, storm damage causing power interruptions at Porgera, and the lingering impact of heavy rainfalls in Tanzania in late 2006.

Australia Pacific contributed more than 2.1 million ounces of gold, or 26% of the Company total, at total cash costs of $452 per ounce. We were not immune to the cost pressures facing all resource companies operating in this part of the world. The mining boom has caused unemployment in Western Australia to fall to its lowest level in a generation, pushing up wages and creating some labor shortages, which in turn contributed to a slower ramp-up of the Granny Smith underground operation.

Pure copper cathodes produced at our Zaldívar operation in Chile generate substantial earnings and cash flow for Barrick in a strong copper price environment.

Another cost factor was the strengthening Australian dollar. Our Currency Risk Management mitigated some of the impact for 2007, and has fully covered our exposure for 2008 to 2009 so that our operating costs are protected from any further appreciation.

Although Porgera’s 2007 performance was affected by remediation activities at the West Wall and the storm-caused power interruptions during the year, it is expected to play a significant role in Barrick’s future. During the year, we increased our stake by 20%, giving us a 95% total ownership position in this long-life asset with significant upside potential. Our share of reserves and resources now stands at 8.2 million ounces and 4.2 million ounces, respectively. Opportunities for a “Stage 6” expansion, which should increase production and extend the mine life, are currently being assessed.

The Africa Business Unit produced 0.6 million ounces of gold at total cash costs of $408 per ounce. The heavy rainfall of late 2006 triggered some pit wall instability at our North Mara mine, affecting both production and costs. We expect 2008 to be a better year, with the pit wall stabilized, a new mining fleet in operation, and the mine now accessing higher grades.

Bulyanhulu was adversely affected late in 2007 by an illegal strike that interrupted production and increased costs. The mine was back on track by early 2008 and approaching sufficient staffing levels. Buzwagi is now in development, with pre-stripping/mining activities expected to begin in 2008 and production scheduled for 2009. In close proximity to our Bulyanhulu and Tulawaka mines, this development project will further strengthen our position on the Lake Victoria Gold Belt, and benefit from shared infrastructure and training opportunities, and from construction experience gained at Tulawaka.

Copper

Our copper business, which comprises the Zaldívar mine in Chile and the Osborne operation in Australia, had an excellent year. They generated robust cash flows in a strong copper price environment where our average realized price for the year was $3.19 per pound. We achieved production guidance at 402 million pounds of copper, and operating costs were better than expected, at $0.83 per pound. Copper prices in 2007 remained robust as continued strong demand from China and other Asian countries supported prices, despite concerns about a slowing U.S. economy and the impact it would have on demand. The outlook for copper demand from China and the other Asian countries remains positive. These key markets are expected to underpin copper prices in the foreseeable future.

In 2007, Barrick increased its ownership to 95% in the Porgera Mine in Papua New Guinea – a long-life asset with significant upside potential.

Building Mines

A deep portfolio of projects, while essential, is only the start. You must then develop them – in a timely, cost-effective manner that respects all social and environmental criteria as well as the technical demands of the site.

It is a complex process, and Barrick’s history shows we handle it well: since 2004, we have brought five mines into production, in a range of jurisdictions. Ruby Hill, the most recent example, came into production in February 2007 – right on schedule, and below budget for construction costs. Experience is an important factor in our success and we have acquired a deep understanding of the best ways to handle the challenges associated with designing, permitting, financing and building projects.

We have ensured that the other factors for success are in place as well. We have the people, the structures and the financial resources – all the elements that allow us to make full, effective use of everything that we have learned about building mines over the years.

Factors for Success

Barrick has the depth of project pipeline to attract people who excel at building mines, and the entrepreneurial corporate culture to reward and retain them once they have joined us. We have a dedicated team of project development professionals, each with the experience, technical expertise, and commitment needed to get the job done.

While each major project has its own leader, that person reports to our Capital Projects Group, which is responsible for project development worldwide. This team, based in head office, consults as appropriate with Barrick’s functional areas and members of our Regional Business Units, and ultimately reports to Barrick’s Chief Operating Officer. We strengthened this team with additions during 2007, and will continue to do so going forward.

The single-team approach also facilitates synergies among projects, for equipment and scheduling purposes, and helps us systematically capture and apply best practices on a global scale.

Mine-building is now more costly than ever. Barrick is uniquely positioned to meet those demands, with the industry’s highest rated balance sheet, $2.2 billion in cash, net debt of only $0.9 billion and a $1.5 billion undrawn credit facility at the end of 2007.We are able to provide the substantial upfront capital requirements of mine development through a combination of operating cash flow and new financings and without the need to issue equity.

We not only have the funds, we have the techniques for tracking and controlling development costs, and for structuring project financing for maximum efficiency. Barrick’s continued emphasis on Supply Chain Management, for example, allows us to leverage our scale and supplier relationships for mutually beneficial arrangements for the procurement of capital items.

The final element in this mine-building equation is our approach to community and government relations. Our commitment to social responsibility is a Barrick hallmark, and one of the key reasons for our ongoing success. At every site, our goal is to work constructively with local people and their governments so that their community and our Company both achieve long-term benefits.

In February 2007, Barrick brought Ruby Hill smoothly into production – on schedule, and below budget for construction costs.

Focus on Cost Containment

Our ability to mitigate cost pressures is primarily based on our execution of three highly complementary strategies: Supply Chain Management; Continuous Improvement; and Currency and Commodity Risk Management. We take a proactive approach, looking well down the horizon and enhancing these strategies to address emerging trends.

While the gold industry enjoyed rising gold prices in 2007, it continued to face rising costs as well, driven largely by higher expenditures on energy and consumables, competition for equipment and personnel, and increased activity in more remote regions of the world.

For any mining company, the ability to contain costs is now a determining factor in long-term success. We execute three Company-wide strategies to monitor evolving cost challenges and to position us to meet them effectively. Each strategy reinforces the others, creating an effective response whose total impact is greater than the sum of its parts.

Supply Chain Management

Barrick has the breadth and scale to seek out the mutually beneficial long-term relationships for the equipment, supplies and services that we need, and to obtain them dependably through long-term supply arrangements.

Our Supply Chain Management (SCM) is built on a close relationship with our key suppliers through our innovative Supplier Advisory Council. We work with the Supplier Advisory Council to build strong partnerships and improve long-term supply strategies. In 2007, the Council helped us refine 19 SCM processes, including inventory optimization, standardization and low-cost country sourcing.

We also coordinate purchases at the appropriate level for the greatest total savings. Some purchases (e.g. tires, chemical reagents) are managed through our global purchasing team, while others are handled within each region.

Continuous Improvement

Like SCM, Continuous Improvement (CI) is a Companywide, cross-functional program. It focuses on ways to make equipment and supplies last longer, and to raise operating efficiencies. It’s an ongoing process, involving multi-disciplinary teams at every site who cross-reference throughout the Company.

Local teams identify improvement opportunities and then realize them by developing and implementing specific CI initiatives. Over time, initiatives reinforce each other for greater total impact. They are also codified and shared with others as best practices. In 2007, for example, Veladero’s maintenance team adopted a Pierina best practice and reduced changeover time for crusher liners from 14 to just 6 hours.

Other CI successes during the year included developing a process to reduce ore loss and dilution after blasting; making underground ventilation more energy-efficient at Osborne by adjusting the pitch of underground fans; reducing light fuel consumption 12% at Bulyanhulu by installing a simple additional part in the vehicles’ air filter systems; and improving driver-training effectiveness at Plutonic by installing a camera and video screen in the operator’s cabin.

Commodity and Currency Risk Management

We have continued our proactive approach to managing our currency and commodity risk. Our currency program has mainly focused on Australian and Canadian dollars, as these currencies make up the greater part of our non-USD spend. We work closely with Supply Chain Management to monitor new commodity exposures and use financial contracts to manage price risks for such exposures. For example, we have hedges in place for diesel fuel. These financial hedges have terms similar to our supply contracts, and have allowed us to reduce our input costs considerably. More recently, we have entered into electricity and natural gas hedges for our Western 102 plant, which have significantly reduced the power costs of our Goldstrike mine.

Focus on Cost Containment

Cost Containment in Action: Strategies for Tire Supply and Savings

Goldstrike’s tire saving program increased tire life 80% in its first three years of operation. COO Peter Kinver (left) and Goldstrike’s Manager of Safety and Health, Tom Bassier (center) confer with General Supervisor of Mine Operations, Bimbo Jones, who oversees tire repair and reconstruction processes at all Barrick sites.

Tires are a critical component for mining and one of the largest single procurement expenses. An expansion in the mining and construction industries has caused demand to outstrip supply. Prices on the open market or in Internet auctions have been up to eight times as much as those agreed to in one of Barrick’s long-term contracts.

Through their interrelated strategies, Continuous Improvement and Supply Chain Management have substantially mitigated the impact of the global tire shortage on our costs. The CI program helps reduce Company costs by reducing the rate at which tires are consumed, while SCM uses our purchasing power to ensure a more dependable supply of new tires, at predictable prices.

We have developed a mix of innovative strategies to achieve these results. For example:

•                  We have negotiated long-term contracts with major manufacturers to provide increased supply allocations and predictable pricing. One of the most innovative of the tire SCM programs is the vertical integration arrangement finalized in early 2008 with Yokohama Rubber Co. Ltd. of Japan. Barrick will provide them with partial financing for plant expansion, and in return has secured a supply of high quality tires (potentially more than $200-million worth) for our operations and projects.

•                  We make tires last longer through maintenance and management strategies, including redesigned haul routes and dumping procedures; tire care training for drivers; optimal truck speed; scrupulous roadway maintenance; and high quality on-site tire repairs.

•                  Our sites share tire inventory as required, sending radials from South America to Tanzania, for example, and haul truck tires from Porgera to Cowal.

Reserves and Resources Summary(1),(2),(3)

As of December 31, 2007

	Proven and	Measured and	Inferred
(Barrick’s equity share)	Probable Reserves	Indicated Resources	Resources
Gold (000s oz)	124,588	50,595	31,936

North America	44,745	26,938	7,884
South America	39,444	7,101	3,186
Australia Pacific	20,797	14,450	15,899
Africa	19,457	2,106	4,858
Other	145	—	109

Other Metals
Copper (M lbs)	6,203	5,351	15,366
Nickel (M lbs)	—	241	1,198

Other Metals Contained in:

	Proven and Probable	Measured and Indicated	Inferred
	Gold Reserves	Gold Resources	Gold Resources
Silver (000s oz)	1,033,923	87,409	56,475
Copper (M lbs)	1,528	220	18
Zinc (M lbs)	1,633	346	40

(1)          Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2007 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. In addition, while the terms “Measured”, “Indicated” and “Inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “Inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Senior Vice President, Technical Services of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick. Reserves have been calculated using an assumed long-term average gold price of $US 575 ($Aus. 750) per ounce, a silver price of $US 10.75 per ounce, a copper price of $US 2.00 per pound and exchange rates of $1.15 $Can/$US and $0.77 $US/$Aus. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2007 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see pages 136 to 144 of the 2007 Financial Report and Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

(2)          In December 2007, Barrick increased its interest in the Donlin Creek project from 30% to 50%. 2007 resources for the Donlin Creek project reflect Barrick’s 50% interest. 2006 resources for the Donlin Creek project reflect Barrick’s then 30% interest.

(3)          In August 2007, Barrick increased its interest in the Porgera mine from 75% to 95%. 2007 reserves and resources for the Porgera mine reflect Barrick’s 95% interest. 2006 reserves resources for the Porgera mine reflect Barrick’s then 75% interest.

(4)          Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Vice President, Global Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

RESULTS

Financial Report

25 Management’s Discussion and Analysis 81 Financial Statements 85 Notes to Consolidated Financial Statements 136 Mineral Reserves and Resources 145 Corporate Governance and Committees of the Board 146 Shareholder Information 148 Board of Directors and Senior Officers

Management’s Discussion

and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 21, 2008, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular is available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on pages 74 and 75.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Index

27

Core Business and Market Overview – Provides an overview of Barrick and outlines our core business, critical success factors and key performance indicators for our business, and market trends within the industry.

31

Enterprise Strategy and Our Ability to Deliver Results – Outlines our vision and strategy, our progress in relation to our 2007 strategic objectives and financial priorities, and details the visions and strategies of our operating departments along with their strengths, competencies and strategic goals.

36

2007 Financial Results – Provides a review of Barrick’s consolidated financial performance, including significant factors affecting income and cash flow. It also includes a review of our regional operating performance in 2007 along with an update on key projects.

36 2007 Financial Overview
38 Operational Overview – Gold
40 Reserves
40 Key Business Transactions
41 Operating Segments Review

48	Review of Significant Operating Expenses – Provides analytics for variances for our significant operating expenditures.

50

Financial Outlook – Provides our 2008 forecast trends for key financial and operational performance measures, significant assumptions supporting our forecast, and economic sensitivities for some of these key assumptions.

52

Review of Quarterly Results – Provides a review of our consolidated financial performance in the fourth quarter, summarizes our results on a quarter by quarter basis, and includes an analysis of key factors impacting quarter to quarter performance.

54

Financial Condition Review – Reviews our cash flow, balance sheet, credit rating and our approach to managing our capital position and capital resources to support our business objectives. It also discusses our contractual obligations, off balance sheet arrangements and financial instruments as at the end of 2007.

61	Critical Accounting Policies and Estimates – Summarizes key changes in accounting policies in 2007 and for future periods and analyzes critical accounting estimates.

69	Non GAAP Operating Performance Measures – Includes various industry accepted measures in tabular format with reconciliation to the closest equivalent GAAP measure.

74	Glossary of Technical Terms – Explanation of terminology used in our MD&A that is unique to the mining industry.

Core Business and Market Overview

Core Business

We are the world’s largest gold mining company in terms of market capitalization, annual gold production and gold reserves. We also hold interests in two copper mines and a number of copper projects, a nickel project and two platinum group metals projects. We presently generate revenue and cash flow from the production and sale of gold and copper. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts between ourselves and various third parties.

Barrick has grown through a combination of organic growth, with new mineral reserve discoveries, and also through acquisitions. In 2006, we acquired Placer Dome, one of the world’s largest gold mining companies. In 2007, we continued to expand the gold industry’s deepest project pipeline through the acquisition of a 51% interest in the Cerro Casale copper-gold deposit in Chile, through our acquisition of Arizona Star Resources Corp., and highly prospective exploration licenses and the Kainantu Gold mine from Highlands Pacific. We also increased our interest in the Porgera mine from 75% to 95%. In February 2008, we entered into a definitive agreement to increase our ownership in the Cortez mine and the Cortez Hills project from 60% to 100%.

Our project pipeline, funded mainly by reinvestment of cash flow from current operations into exploration and projects, is the key to our long term goal of increasing profitability and building shareholder value. Our profitability is dependent upon our ability to effectively manage and contain total cash costs both at our current operating mines and our next generation of mines. We expect that our next generation of mines, including Buzwagi, Cortez Hills, Pueblo Viejo and Pascua-Lama, should operate at lower average total cash costs than the average total cash costs of our current portfolio of operating mines. The projects in our pipeline are at various stages of development, ranging from scoping to feasibility to construction. We are confident that we have the managerial team and resources to successfully bring these projects into production. These projects will require substantial upfront capital that we expect to fund from a combination of operating cash flow and new financings. We expect the contribution from these new mines to improve our cash margins from gold, and thereby drive operating cash flow and long-term shareholder value.

In 2007, we saw expansion of gold cash margins as gold price increases more than offset cost increases. The gold mining industry is facing cost pressures from factors such as higher labor costs, higher energy costs and commodity prices, higher gold price related costs, and a weakening US dollar. We believe that we have been successful in mitigating the impact of cost pressures and we met our original guidance for total cash costs in 2007.

In fourth quarter 2007, higher market gold prices drove significantly higher earnings and operating cash flow. We believe that Barrick is well positioned to benefit from the present high gold price environment.

Market Overview

The success of a global mining company such as Barrick continues to be driven by global demand for the commodities we produce. In 2007, the trend of higher gold and silver prices continued for the quarter. Copper prices also remained at historically high levels.

Mineral Markets

Gold

The market price of gold is one of the most significant factors in determining the profitability of Barrick’s operations. The price of gold is subject to volatile price movements over short periods of time, and is affected by numerous industry and macroeconomic factors that are beyond our control. In 2007, gold prices ranged from $608 to $841 per ounce with an average market price of $695 per ounce and closed the year at $834 per ounce. In early 2008, the gold price has traded upwards at an all-time record high of over $900 per ounce.

The price of gold has traded strongly since the fall of 2007, largely in reaction to the economic uncertainty in response to the contraction of global credit markets, interest rate cuts, increased risk and volatility across asset classes, continued strong investment demand, inflation expectations and political unrest. Those trends and expected further US dollar depreciation are supportive of higher gold prices in 2008.

We believe the outlook for mine production from all gold mining companies in the medium to long term, which currently represents over 60% of total global supply, is one of gradual decline over the next 5–10 years. The primary drivers for the global decline are increased difficulty in permitting new projects, high capital costs, scarcity of experienced labor, and lack of new discoveries in the last decade. A decrease in global industry production should be positive for long-term gold prices.

With the elimination of our corporate gold sales contract position in the first half of 2007, our operating mines are selling all production at market gold prices.

Copper

LME copper prices traded in a range of $2.37 – $3.77 per pound in 2007, and averaged $3.23 per pound for the year. Our realized price of $3.19 in 2007 tracked LME spot prices. In early 2007, prices declined on concerns about reduced demand from the US and rising inventories. However, continued strong demand from Asia supported prices and labor disruptions limited supply for short periods of time, resulting in price volatility. Future copper prices are expected to be influenced by demand from Asia, global economic performance and production levels of mines and smelters. We are fully hedged for our 2008 copper production, with a weighted average floor price of $3.03/lb. 25% of our hedge contracts (approximately 100 million pounds) are capped at $3.50/lb, through our copper-denominated notes, whereas the balance (approximately 300 million pounds) has upside participation to an average price of $3.92/lb.

Currency Exchange Rates

Results of our mining operations outside the United States, reported in US dollars, are affected by currency exchange rates. The largest single exposure we have is to the Australian dollar. We also have significant exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs.

A weaker US dollar causes our costs reported in US dollars to increase, subject to protection we have put in place through our currency hedging program. In 2007, the Canadian dollar traded to its highest level against the US dollar in over 50 years due to high energy and base metals prices, investment flows from M&A activity and the continued out-performance of the Canadian economy relative to the US. The Australian dollar has also appreciated, largely due to higher commodity prices, strong economic performance and higher interest rates relative to the US.

About 60–65% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position has mitigated, to a significant extent, the effect of the weakening of the US dollar over the last few years on operating costs at our Australian and Canadian mines. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2007 – $166 million; 2006 – $84 million; and 2005 – $100 million. These gains are recorded within our operating costs. We have also recorded hedge gains as an offset to corporate administration costs as follows: 2007 – $19 million; 2006 – $14 million; 2005 – $16 million.

Our currency hedge position at the end of 2007 provides protection for a significant portion of our Canadian and Australian dollar-based costs. The average hedge rates vary depending on when the contracts were put in place. For hedges in place for future years, average hedge rates are higher than 2007 because some of the contracts were added over time as the US dollar weakened. We are fully hedged in 2008 for expected Australian and Canadian operating expenditures at rates of 0.78 and 0.86, respectively. In addition, we have fully hedged expected 2009 Australian and Canadian operating expenditures at rates of 0.78 and 0.93, respectively. We do not expect any further appreciation of either the Australian or Canadian dollars to have a significant impact on our 2008 or 2009 operating costs. Beyond the next two years, our Canadian dollar-based costs principally represent corporate administration costs at our head office, and the portion of the Australian dollar-based costs that remain unhedged is subject to market currency exchange rates. Further information on our currency hedge positions is included in note 20 to the Financial Statements.

Fuel

We consume on average about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. With global demand remaining high in 2007, oil prices rose from $61 per barrel at the start of the year to a record high $99 per barrel in November 2007, closing at $96 per barrel at the end of the year. We have a fuel hedge position to mitigate rising oil prices and control the cost of fuel consumption totaling 5.2 million barrels, which represents about 48% of our total estimated consumption in 2008 and 24% of our total estimated consumption in each of the following five years. The fuel hedge contracts are primarily designated for our Nevada-based mines, and have an average price of $76 per barrel. In 2007, we realized benefits in the form of fuel hedge gains totaling $29 million (2006: $16 million; 2005: $10 million), when fuel hedge prices were compared to market prices. These gains are recorded in our operating costs.

Electricity

We purchase about 36 billion kilowatt hours (“kwh”) of electricity annually across all our mines. Electricity costs represent approximately 35% of our total energy spend to produce gold and copper. We typically buy electricity from regional power utilities, but at some mines we generate our own power. Fluctuations in electricity prices are generally caused by local economic and regulatory factors. Electricity prices have generally been rising in recent years due to increases in the price of diesel fuel, coal and natural gas, which are used by many power generators, as well as increasing demand for electricity. Based on estimates of our 2008 electricity requirements, a 10% increase in the price for electricity would result in an increase in our annual cost of electricity consumed of about $28 million, or $4 per ounce.

US Dollar Interest Rates

As a result of the contraction of global credit markets, the US Federal Reserve reduced short-term US dollar interest rates in the latter half of 2007. The expected trend for 2008 is for further reductions to the short-term rate in order to help alleviate the sub-prime crisis and stimulate economic activity. Volatility in interest rates mainly affects interest receipts on our cash balances ($2.2 billion at the end of 2007), and interest payments on variable-rate debt (approximately $586 million at the end of 2007). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.

Enterprise Strategy and our Ability to Deliver Results

Our Vision

To be the world’s best gold mining company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

Our Strategy

To increase total returns for Barrick shareholders, we reinvest cash flow from our mines in exploration and development projects to sustain and grow our business. We aim to increase earnings and operating cash flow, and to provide leverage to gold prices, through annual gold production and growing of our reserve/resource base. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time by ensuring that we have a deep project pipeline combined with effective management of current operating mines.

In 2006, we set our 2007 strategic and financial performance targets. Our strategic targets focused on share price performance, creating a high performance organization, responsible mining, advancing our project pipeline, meeting our financial and operating targets focused on core areas of production, cost control, and increasing reserves. Our successes in each of these areas have laid the foundation for our 2008 key areas of focus: share price performance, responsible mining and operational excellence, further advancing our projects, building and maintaining a high performance organization.

Key Strategic Performance

2007 Strategic Objectives	Performance	Key 2008 Strategic Objectives

Share Price Performance

•  Grow the business through a combination of opportunistic acquisitions, new deposit discoveries and replacement of reserves and resources

•  Advance project pipeline through achievement of milestones, prioritization and effective sequencing

•  Strong financial management, including hedge book management, balance sheet optimization and realizing Placer Dome acquisition synergies

•  Operational excellence focused on meeting production and cost targets, realizing savings from ongoing continuous improvement initiatives, and increased focus on R&D

•  Advance opportunities for vertical integration and effective consumables management

•  Effective capital management through prioritization, capital allocation and value measurement

•  Met original guidance for production and total cash costs

•  Key acquisitions with additional 20% of the Porgera mine, purchase of Highlands Pacific in Papua New Guinea and a 51% interest the in Cerro Casale copper-gold deposit in Chile through Arizona Star

•  Advanced our project pipeline with construction started at Buzwagi feasibility studies finalized for Donlin Creek and updated for Pueblo Viejo. Restructured our joint venture agreement for Donlin Creek

•  Made a new discovery, Monte Oculto, at Pueblo Viejo project in the Dominican Republic

•  Improved design and enhanced mineral recovery at our new projects

•  Launched Unlock the Value program

•  Placer Dome acquisition synergy targets met

•  The Barrick share price rose significantly through the end of 2007 and into early 2008, outperforming other senior gold producers

Operational Excellence

•  Meet guidance for production and total cash costs

•  Excellent financial management in areas of financial risk management, financial reporting, cost control and investor communications

Growth

•  Continue to focus on exploration to find new reserves and resources

•  Expanding the role of R&D to add value to our existing operations

•  Targeted acquisitions to strengthen operational base and complement pipeline

Capital Management and Projects

•  Effective capital allocation through prioritization and sequencing of projects

•  Projects built on-time and on-budget through Barrick Development System

•  Address long-term energy needs and explore alternative energy projects

High Performance Organization

•  Leadership development

•  Optimization of business processes such as planning, project management and risk management

•  Technology improvements to increase automation and control costs

•  Compliance with business code of conduct and applicable corporate governance legislation

•  Lower employee turnover rate in targeted locations

•  Launched the Powerful Leadership training program worldwide to improve leadership and culture

•  Launched Business Process Improvement program and commenced rollout of standardized technology solutions and business processes across the company

•  Conducted Ethics and Integrity seminars for leaders across the organization

•  Compliance with our Code of Business Conduct and Ethics, SOX and other regulations

High Performance Organization

•  Strengthen Leadership through sustained training and support for our people

•  Continue building culture focused on our values, innovation and open communication

•  Enhanced people management to be the employer of choice by attracting, motivating and retaining top people in competitive markets

•  Support the business by developing robust infrastructure, standardizing and streamlining business processes

Responsible Mining • Achieve safety and health performance targets • Effective government relations and community engagement • Environmental leadership through energy and conservation strategy

•  Improved our safety record with fewer lost-time and total incidents. No employee fatalities; however, we had two contractor fatalities

•  Over 21,000 people trained in Courageous Safety Leadership to date

•  Included in the annual Dow Jones Sustainability Index North America for the first time, ranking best-in-class for our ongoing commitment to sustainability

•  Lagunas Norte and Pierina certified under the International Cyanide Management Code joining Cowal, Goldstrike, Round Mountain and Marigold which are all certified. In January, Cortez and Bald Mountain mines in Nevada became the latest mines certified

•  Veladero achieved ISO 14001 certification for environmental management system. All of Barrick’s producing operations in South America now certified

•  Started alternative power projects in Tanzania, Chile and Argentina

Responsible Mining

•  Effective community and government relations that work to strengthen relationships with the communities around our operations

•  Environmental leadership on climate change, water management, energy management and International Cyanide Management Code implementation

Innovation

•  Focus on innovation, through R&D efforts, to increase recovery, improve ore characterization, reduce energy requirements and improve plant design

•  Using technology as an enabler to develop strategy, increase automation and remote management at our mines

Capability to Execute our Strategy

Our capability to execute our financial and operational strategy comes from the strength of our regional business unit structure, our experienced management team and a strong project pipeline that facilitates long-term sustainability of our business.

Regional Business Unit Structure

We manage our business using a regional business unit (“RBU”) structure. We have four RBUs: North America, South America, Australia Pacific and Africa. Each region receives direction from the Corporate Office, but has responsibility for all aspects of its business such as strategy and sustainability of its portfolio of operating mines, including exploration, production and closure. Each team is led by its own Regional President, with oversight by the Corporate Office. Each region has two overriding responsibilities: to optimize current assets and to grow its business.

Each RBU operates as a standalone business unit with a range of functional groups. Since their inception, the RBUs have added significant value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations. In a period of inflationary cost pressures experienced by the mining industry, we believe that our RBU structure has allowed us to better deal with the challenges and issues impacting our industry.

Experienced Management Team and Skilled Workforce

We have an experienced management team with a proven track record in the mining industry. Strong leadership and governance are critical to the successful implementation of our core strategies. We continue to focus on leadership development for key members of our executive team, senior mine management and frontline management. A skilled workforce has a significant impact on the efficiency and effectiveness of our operations. The remote nature of many of our mine sites, as well as strong competition for human resources, presents challenges in maintaining a well-trained and skilled workforce. We continue to focus our efforts on employee retention, recruiting skilled employees and positive labor relations, including training programs, leadership development and succession planning. In 2007, using data from the global HR information system implemented in 2006 and growth projections for the next 5 years, we built a workforce plan to help us anticipate future recruiting and development needs.

Our Engineers-in-Training program continues to mature. The program is aimed at developing skilled personnel to mitigate the risk of future staff shortages. The program has grown to 150 globally (primarily in the Mining, Metallurgy & Geology disciplines) which is implemented regionally and managed by the Corporate office.

Advanced Exploration and Project Pipeline

Our pipeline of advanced exploration targets and projects represents a critical component of our long-term strategy of growing our business. We and others in the mining industry face the challenges associated with finding, acquiring and developing projects. An economic discovery is no longer a guarantee of a new mine, as considerable opposition to new mining projects can develop from institutional NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. In response to these challenges, we have a specialist group that manages our project pipeline and can draw on our considerable company-wide resources and experience to enhance our prospects for success; however, the time-line and cost of developing projects has increased significantly.

During 2007, the capacity of the organization to execute projects was expanded through the addition of experienced staff with the necessary specialized skill set associated with project management. Efforts in this regard will continue in 2008 with a number of positions identified to be added to enhance the Company’s capacity to deliver on the significant project pipeline in the coming years.

Technology and Business Process

Progress was made during the year to standardize and improve technology solutions and business processes. Future benefits from standardization and expanded visibility should result in improved efficiency. We expect that these improvements will allow us to more easily identify value-creating opportunities in existing operating sites and projects through better information sharing and the ability to benchmark operating activities and implement best practices across our operations.

Technical innovation is also being pursued, utilizing our in-house Technology Center where we conduct some of our research and development (“R&D”) activities along with the development of other metallurgical optimization initiatives. Certain of our projects have realized benefits as a result of this R&D work, which has produced modified process designs that yield enhanced gold and metal by-product recoveries. The success of this program resulted in the decision to expand the facility as internal demand for support was beyond the capacity of the existing facility. Examples of the benefits realized from the work at the lab include changes in metallurgical process design at Pueblo Viejo and Donlin Creek which enhanced gold recoveries and/or non-gold revenue streams and reduced neutralization costs, which we expect will have a positive impact on project economics.

Our Information Management and Technology (IMT) group provides focused and responsive support to enable us to meet our current business objectives and long-term strategy elements. Our key areas of focus are the delivery of the technology solutions to support the benefits of business process reengineering and standardization; the use of established best practice technology solutions to automate business operations for increased safety, productivity and reduced costs; and an architected approach to the delivery of timely and accurate information to decision makers at all levels in the organization.

Supply Chain Management

In 2007, we continued our emphasis on cost control and supply security. Long-term contracts with guaranteed supply and defined costs were executed for critical supplies, including tires, and some other contracts were renegotiated to lower costs. Our continuing focus on commodity management has enabled us to better define our requirements and manage costs, both for ongoing operations and development projects.

On January 30, 2008, as part of this strategy, we announced a $200 million 10-year agreement with Yokohama Rubber Co. to secure a supply of tires, which are a critical component for mining and one of our largest single procurement expenses. Worldwide demand for tires, due to the expansion in the mining and construction industries, has resulted in rising prices and tire shortages. This agreement secures a supply of high quality tires for our operations at direct-from-manufacturer prices.

In 2008, we plan to extend our commodity team approach to key items that may not be in short supply, but which represent major elements of cost. A key component will be the use of our global buying power to attract competitive interest and obtain best value. Examination of low-cost country sources will continue, and these will be pursued where they represent lowest total cost of ownership – particularly to reduce capital costs at our projects.

Maintenance and Equipment Availability

Maintenance costs represent about 20% of our total cash costs and an effective maintenance program helps ensure a cost effective program with optimal equipment utilization. In 2007, our maintenance group focused on developing standardized policies, procedures and processes for asset management. The global enterprise asset management system (Oracle) continued to be rolled out with implementation occurring in Australia. Implementation will continue in Australia and Africa in 2008 and beyond.

Formal regional maintenance networks were developed and implemented and enabled the sharing and resolution of common issues and ideas. The networks are comprised of the senior maintenance leaders from each site in their respective region who meet regularly to discuss and agree on ways of improving maintenance productivity and performance.

Continuous Improvement

Our Continuous Improvement (“CI”) group’s vision is to achieve operational excellence and a company culture that engages every employee in improvement every day. We have a global network of Barrick employees across all sites that focus on CI in all key aspects of our business. Structured problem solving and planning methodologies are used extensively to help identify and execute improvement initiatives while fostering Company-wide learning through knowledge-sharing. Implementation of CI initiatives has led to significant value creation for Barrick in terms of cost mitigation, throughput increases and quality improvements.

A major focus for the global CI group in 2007 was the targeted identification of cash cost improvements to offset inflationary cost pressure, a key component of our share price performance objective. Further training and collaboration with key partners in supply chain allowed us to expand the depth and scope of our operations’ improvements. In sharing our continuous improvement tools, such as value stream mapping, we were able to reduce the cycle times by these selected supply partners as well as significantly improve their on-time delivery performance to our mine sites. A new Best Practices system was introduced to enable the evaluation and global sharing of best practices, allowing rapid adoption of business performance improvement ideas and methods that drive more value and learning throughout the organization.

Environmental, Health and Safety

Responsible mining is one of our key strategic objectives. It is integral to all our activities as we find, develop and produce gold on a global basis. Our Environmental, Health, Safety and Sustainability Executive Committee is responsible for monitoring and reviewing environmental, safety and health policies and programs, assessing performance and monitoring current and future regulatory issues.

As part of our commitment to responsible mining, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards and eliminate injuries. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. We introduced the Barrick Health System globally in 2007 and began site-level gap analysis against the Health System standards at our operations.

Courageous Safety Leadership training was first introduced to employees and contractors in 2004, and we have continued to provide this training annually. In 2007, we offered Courageous Safety Leadership refresher courses to all employees and most contractors, as well as one and two-day courses to new employees and contractors.

We are a charter signatory to the International Cyanide Management Code. In March 2006, our Cowal mine became the first facility in the world to obtain the International Cyanide Management Institute Certification. At the end of 2007, seven of our mines had been certified as Code compliant and the remaining mines which use cyanide are preparing for the certification process. We are a signatory to the UN Global Compact, which encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility and encourage the development and diffusion of environmentally friendly technologies.

2007 Financial Results

2007 Financial Overview

Summary of Key Financial Results

($ millions, except per share, per ounce/pound data in dollars) For the years ended December 31	2007	2006	2005
Net income	$1,119	$1,506	$401
Per share(1)	1.29	1.79	0.75
Adjusted net income from continuing operations(2)	1,733	1,561	450
Per share	2.00	1.86	0.84

EBITDA from continuing operations(3)	2,427	2,308	847
Per share	2.80	2.74	1.58
Adjusted EBITDA from continuing operations(3)	3,063	2,675	903
Per share	3.53	3.18	1.68

Operating cash flow	1,732	2,122	726
Per share	2.00	2.52	1.35
Adjusted operating cash flow(4)	2,368	2,489	782
Per share	2.73	2.96	1.45

Total assets	21,951	21,510	6,929
Total liabilities	$6,613	$7,255	$3,079

(1)          Calculated using net income and weighted average number of shares outstanding.

(2)          Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted net income from continuing operations is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 69.

(3)          Adjusted net income from continuing operations excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA from continuing operations excludes the impact of deliveries into Corporate Gold Sales Contracts, and is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 70.

(4)          Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted operating cash flow is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 69.

Key Factors Affecting Adjusted Net Income from Continuing Operations(1)

(1)          Adjusted net income excludes the impact of deliveries into our Corporate Gold Sales Contracts.

In 2007, we reported net income of $1,119 million, compared to $1,506 million in 2006. Adjusted net income from continuing operations was $1,733 million, 11% higher than the prior year period, as higher per ounce margins on gold and copper and a year to date increase in copper sales volumes were partially offset by lower gold sales volumes, higher amortization and higher exploration and development costs.

Special Items – Effect on Income Increase (Decrease)

	Refer to	2007		2006		2005
($ millions)	page	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax
Gain on sale of South Deep		$—	$—	$288	$288	$—	$—
Opportunity cost of deliveries into Corporate Gold Sales Contracts	38	(636)	(623)	(367)	(352)	(56)	(55)
Tanzanian tax valuation allowance release	49	156	156	—	—	—	—
Impact of change of enacted rates in Canada	50	(64)	(64)	(12)	(12)	—	—
Impairment charges	49	(62)	(59)	(23)	(18)	(16)	(16)
Highland equity gain/(loss)		(20)	(20)	51	51	—	—
Gains on sale of Gold Fields and NovaGold shares		52	37	—	—	—	—
Unrealized gold and copper non-hedge derivative gains		28	19	—	29	6	4
Deferred tax credits		—	—	—	31	—	5
Total		$(546)	$(554)	$(63)	$17	$(66)	$(62)

Summary of Key Operational Statistics

	Gold			Copper(1)
($ millions, except per share, per ounce/pound data in dollars)	2007	2006	2005	2007	2006
Production (‘000s oz/millions lbs)(1),(2)	8,060	8,643	5,460	402	367
Reserves (millions of contained ounces/billions of contained pounds)(3)	124.6	123.1	88.6	6.2	6.0
Sales(4)
’000s oz/millions lbs	8,055	8,390	5,320	401	376
$ millions	$5,027	$4,493	$2,348	$1,305	$1,137
Market price(5)	695	604	444	3.23	3.05
Realized price(5),(6)	619	543	439	3.19	3.06
Total cash costs(5),(7)	350	283	224	0.83	0.79
Amortization(5)	104	82	76	0.32	0.43
Total production costs(5)	$454	$365	$300	$1.15	$1.22

(1)	The 2005 comparative period for copper has been omitted as we did not produce a significant amount of copper prior to the acquisition of Placer Dome.

(2)

Gold production reflects our equity share of production, including our equity share of production from the South Deep mine sold in 2006. Gold production also includes an additional 20% share of production from the Porgera mine from April 1, 2007 onwards.

(3)

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144.

(4)	Gold sales ($millions) exclude the results of discontinued operations. Gold sales (‘000s oz) exclude the results of discontinued operations and reflect our equity share of sales.

(5)	Per ounce/pound weighted average. For further information, please see page 71.

(6)	Realized prices exclude unrealized non-hedge derivative gains and losses, and are an operating performance measure that is used throughout this MD&A. For more information see page 71.

(7)

Total cash costs per ounce/pound statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is an operating performance measure that is used throughout this MD&A. For further information, please see pages 71 to 73.

Realized gold prices of $619 per ounce in 2007 were 14% higher than in 2006, principally due to higher market gold prices. Realized gold prices in 2007 reflect a reduction of $636 million (2006: $367 million), or $76 per ounce (2006: $44 per ounce), due to the voluntary delivery of 2.5 million ounces (2006: 1.2 million) into Corporate Gold Sales Contracts at average prices below the prevailing spot price, eliminating our Corporate Gold Sales Contracts. Our portfolio of operating mines is now fully leveraged to market gold prices.

Realized copper prices in 2007 were slightly higher than in 2006, with variability quarter to quarter reflecting the variability of market prices.

Cash margins for gold have been increasing over the past three years as higher market gold prices have more than offset increases in total cash costs. Assuming an average spot gold price of $900 dollars per ounce in 2008, we would expect to realize cash margins of about $500 per ounce.

(1)          Amounts represent cash margins on both spot price and realized price. Cash margins on spot prices reflect margins excluding deliveries to eliminate Corporate Gold Sales Contracts.

Cost of Sales/Total Cash Costs – Gold

	in millions			per ounce
For the years ended December 31	2007	2006	2005	2007	2006	2005
Cost of goods sold(1),(2),(3)	$2,890	$2,388	$1,357	$359	$286	$255
Currency/commodity hedge gains	(195)	(100)	(126)	(24)	(12)	(24)
By-product credits	(105)	(123)	(132)	(13)	(15)	(25)
Royalties/production taxes	190	179	81	23	21	16
Accretion/other costs	37	28	11	5	3	2
Cost of sales/Total cash costs(1)	$2,819	$2,372	$1,191	$350	$283	$224

(1)	Total cash costs and cost of sales both exclude amortization and inventory purchase accounting adjustments – see pages 71 to 73.

(2)	Excludes cost of sales related to discontinued operations and non-controlling interests.

(3)	At market currency exchange and commodity rates, adjusted for non-controlling interest – see pages 71 to 73.

Total production costs in 2007 were $454 per ounce, an increase of $89 compared to the prior year period, due to higher cash costs and amortization expense.

Total cash costs per ounce for 2007 were up $67 per ounce compared to the prior year. Total cash costs were impacted by 22% lower average head grades and continued waste stripping activities, exchange rate fluctuations, inflationary pressures with respect to labor, oil and other consumables, and increases in royalties and production taxes and other gold price linked costs, the weaker US dollar and inflationary cost pressures.

2007 Operational Overview – Gold

For the years ended December 31	2007	2006	% Change	2005
Tons mined (000’s)	653	600	9%	359
Ore tons processed (000’s)	172	157	10%	98
Average grade (ozs/ton)	0.052	0.067	(22)%	0.069
Gold produced (000’s/oz)	8,060	8,643	(7)%	5,460

Gold Production in 2007 was 583 thousand ounces or 7% lower than in 2006, reflecting lower production in Africa, North America, and Australia.

Tons Mined and Tons Processed

(1)          All amounts presented are based on equity production.

Total tons mined and tons processed were up 9% and 10%, respectively, compared to 2006. The higher tons mined and tons processed result from a combination of the start-up of Cowal in mid-2006 and Ruby Hill in early 2007, increased waste stripping activity at certain of our mines, mine sequencing, mine expansion and productivity improvements at our existing mines.

Average Mill Head Grades

(1)          All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Average mill head grades decreased by approximately 22% in 2007 compared to the prior year primarily due to mine sequencing that resulted in lower ore grades at certain of our mines. We were mining below our average reserve grade in 2007 and we expect average mill head grades to head back towards reserve grade over the next few years. We have taken advantage of the high gold price environment to process material that would otherwise be uneconomical in a lower gold price environment, earning an operational contribution from low-grade material that would otherwise be classified as waste, which has had an impact on average ore grades processed.

Reserves(1)

At the end of 2007, we had proven and probable gold reserves of 124.6 million ounces, an increase of 1.5 million ounces from the prior year, based on a $575 per ounce gold price. We also increased gold mineral resources (measured and indicated) by 15.6 million ounces to 50.6 million ounces, and inferred resources by 7.0 million ounces to 31.9 million ounces, based on a $650 per ounce gold price. Reserves and resources do not include the Company’s recently acquired interest in Cerro Casale due to insufficient time, after our acquisition in December 2007, to complete the work necessary to incorporate this deposit in year-end results. Reserves and measured and indicated resources would increase by 4.6 million ounces and 1.4 million ounces respectively, on closing of the transaction to increase our ownership interest in Cortez from 60% to 100%.

We increased proven and probable copper reserves by 0.2 billion pounds to 6.2 billion pounds, with an additional 5.4 billion pounds of measured and indicated resources at year end.

Copper contained in our gold reserves at year end 2007 was 1.5 billion pounds. Silver contained in our gold reserves at year end 2007 was 1.0 billion ounces, primarily at the Pascua-Lama project, one of the largest silver deposits in the world, which contains 731 million ounces of silver contained in gold reserves.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

Key Business Transactions

Acquisition of Arizona Star

In fourth quarter 2007, we acquired over 94% of the outstanding shares, on a fully diluted basis, of Arizona Star Resources Corp., which owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile, for $722 million in cash. We expect to complete the acquisition in the first quarter 2008. Kinross Gold Corporation owns the remaining 49%. Cerro Casale is one of the the world’s largest undeveloped gold and copper deposits.

Acquisition of 40% Interest in Cortez

In February 2008, our subsidiary, Barrick Gold Finance Inc., entered into a definitive purchase agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (“Rio Tinto”) to acquire its 40% interest in the Cortez property for $1.695 billion in cash consideration, due on closing, with a further $50 million payable if and when we add an additional 12 million ounces of contained gold resources to our December 31, 2007 reserve statement for Cortez. A sliding scale royalty is payable to Rio Tinto on 40% of all production in excess of 15 million ounces on and after January 1, 2008. The acquisition will consolidate 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property, which is located on one of the world’s most prospective gold trends. We expect to fund the purchase price through a combination of our existing cash balances and by drawing down our line of credit. The agreement is subject to the normal and customary closing conditions and is expected to close in the first quarter of 2008.

Other Acquisitions

In fourth quarter 2007, we acquired over 2,900 square kilometers of highly prospective exploration licenses and the Kainantu gold mine in Papua New Guinea from Highlands Pacific Limited for $135 million in cash, net of $7 million held back pending renewal of exploration licenses. With this acquisition, we will have access to over 5,300 square kilometers of contiguous ground for exploration in one of the world’s most highly endowed gold and copper regions that includes our world class Porgera mine.

In third quarter 2007, we increased our interest in the Porgera mine from 75% to 95% for $259 million in cash. The Government of Papua New Guinea holds the remaining 5% interest.

Operating Segments Review

We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” statistics that represent segment cost of sales divided by ounces of gold, pounds of copper sold or tons processed in each period. The discussion of results for producing mines focuses on this statistic to explain changes in segment expenses.

Regional Production and Total Cash Costs

	Production (000’s ozs/millions lbs)			Total cash costs ($ per oz/lb)
Year ended December 31	2007	2006	2005	2007	2006	2005
Gold
North America	3,201	3,372	2,863	$370	$314	$244
South America	2,079	2,104	1,234	197	149	126
Australia Pacific	2,123	2,220	934	452	353	257
Africa	605	914	398	408	315	336
Other	52	33	31	491	481	300
Total	8,060	8,643	5,460	350	283	224
Copper(1)
South America	315	308	—	0.70	0.62	—
Australia Pacific	87	59	—	1.37	1.53	—
Total	402	367	—	$0.83	$0.79	$—

(1)          The 2005 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the acquisition of Placer Dome.

North America

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	335	274	22%	168
Ore tons processed (millions)	76	69	10%	50
Average grade (ozs/ton)	0.040	0.045	(11)%	0.045
Gold produced (000’s/oz)	3,201	3,372	(5)%	2,863
Total cash costs (per oz)	$370	$314	18%	$244

Producing Mines

Tons mined increased 22% in 2007 primarily due to higher waste stripping activities at Goldstrike, Bald Mountain and Cortez (41% of overall increase) and the production start-up at Ruby Hill (46% of overall increase). Tons processed increased by 10% due to higher processing rates at Cortez (63% of overall increase), due to mining areas of the pit that are yielding better ore grades and more ore tons than the prior year, and the production start-up of Ruby Hill (36% of overall increase). Average ore grades decreased by 11% mainly due to sequencing at Goldstrike and Bald Mountain.

At Goldstrike open pit, an extended period of overburden removal commenced to expand the pit running into mid-2008, during which time we will have limited ore production from the pit. During this period, Goldstrike will supplement mill feed with lower-grade stockpiled ore resulting in lower production levels. Production at Goldstrike underground was also impacted by a transition to zone mining in 2007. Production levels at Goldstrike are expected to increase in the second half of 2008 when higher-grade ore becomes accessible. At Eskay Creek, production levels continued to decline as the mine is reaching the end of its life.

Gold production levels for the region declined by 5% in 2007 as the 11% decline in the average ore grade more than offset the 10% increase in tons processed.

Total cash costs of $370 per ounce were 18% higher than the prior year reflecting waste removal costs at Ruby Hill ($7 per ounce); lower silver by-product credits mainly at Eskay Creek ($8 per ounce); lower overall production levels in 2007 ($19 per ounce); higher prices and consumption of input commodities used in the production process ($7 per ounce); and higher costs related to labor ($7 per ounce); and higher royalties and production taxes ($2 per ounce). The type of ore processed in 2007 at the Goldstrike autoclave required more consumables such as propane and acid to achieve optimal efficiency. This resulted in higher total cash costs of $17 dollars per ounce for Goldstrike autoclave when compared to the prior year. During 2007, a modified pressure technology was successfully tested that will extend the life of the Goldstrike autoclaves by allowing them to process ore that would have previously been treated at the roaster facility.

In 2008, we expect gold production of 3.0 to 3.15 million ounces at total cash costs of $450 to $465 per ounce. Production is expected to be lower than 2007 primarily due to the mining of lower-grade ore. Total cash costs per ounce are expected to be higher in 2008 due to the impact of lower production; lower silver credits due to the closure of Eskay Creek, increased labor rates; higher energy costs mainly due to higher oil prices; and higher royalties and production taxes as a result of higher gold prices.

Significant Projects

At the Cortez Hills project in Nevada, we spent $88 million in 2007 (100% basis) for open-pit mining equipment; engineering for the project infrastructure; installation of dewatering wells; ongoing construction of the underground pump station rock work; and completion of an additional 439 meters of the underground exploration decline. Total underground decline development of 4,854 meters has been completed to date. Engineering is approximately 90% complete, resulting in expected permitting during the second half of 2008. Pre-production capital costs are expected to remain in the range of our previous estimate of $480 to $500 million. Production in the first full five years is expected to be in the range of 950 thousand to 1 million ounces (includes Pipeline) at total cash costs of $280 to $290 per ounce. Barrick’s interest in proven and probable reserves at year-end 2007 for the Cortez property was 6.9 million ounces (60% basis).(1) On closing of the transaction to increase our interest to 100%, we will report an additional 4.6 million ounces of proven and probable reserves for a total of 11.5 million ounces.

At the Pueblo Viejo project (60% owned), we spent $69 million (100% basis) in 2007 to update the feasibility study, commencement of basic and detail design and engineering, exploration programs for ore reserves and limestone deposits, community development programs and sourcing of electric power and location of power transmission lines. We expect to be in a position to submit our feasibility study and project notice shortly. Pre-production capital is expected to be about $2.7 billion on a 100% basis (about $1.6 billion is Barrick’s share). The increase in capital from the earlier $2.1 to $2.3 billion estimate primarily reflects a scale up to a throughput rate of 24 thousand tonnes per day (tpd), up from the 18 thousand tpd described previously. This has had the effect of increasing our share of gold production in the first full five years of production to about 600 thousand ounces per year from 465 to 480 thousand ounces per year. Total cash costs are expected to be about $250 per ounce over this period and do not include the potential benefit of a circuit to recover zinc, which continues to be evaluated. The construction period to first gold production is expected to be about three and a half years from project decision. Our equity share of proven and probable gold resources at Pueblo Viejo increased by 1.4 million ounces in 2007 to 12.3 million ounces.(2)

At the Donlin Creek project, we advised our joint venture partner, NovaGold Resources Alaska Inc., in October 2007 that we had completed work on the feasibility study for the project. In December 2007, we entered into an agreement with NovaGold to form a jointly owned limited liability company on a 50/50 basis to advance the project, with a NovaGold appointee positioned as the initial General Manager. Work completed in 2007 included more than 70 thousand meters of drilling (primarily infill) and collection of additional environmental baseline data, in addition to a wide range of engineering work completed in support of the feasibility study. Work in the first half of 2008 will focus on completing a series of optimizing studies for power, logistics, processing and production levels, and will integrate all data from the 2007 program into a final feasibility study. measured and indicated gold resources increased by 8.7 million ounces in 2007 to 14.7 million ounces.(1)

(1)         For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

(2)         Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144.

South America

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	151	168	(10)%	134
Ore tons processed (millions)	59	53	11%	35
Average grade (ozs/ton)	0.042	0.054	(22)%	0.048
Gold produced (000’s/oz)	2,079	2,104	(1)%	1,234
Total cash costs (per oz)	$197	$149	32%	$126

Producing Mines

Tons mined decreased by 10% in 2007, mainly due to Pierina (56% of overall decrease), where the mine plan was changed to solve a temporary problem of lack of waste dump capacity due to the fuel station relocation, and also at Veladero (32% of overall decrease), where low equipment availability temporarily limited production in 2007. Ore tons processed increased in 2007 by 11%, mainly at Veladero, as higher quantities of material were placed on the leach pad compared to the prior year. Average ore grade declined by 22% in 2007, primarily due to Veladero, where lower-grade zones were mined in 2007. Gold production levels in 2007 were similar to the prior years as the lower average ore grades were mostly offset by higher processing rates.

Total cash costs per ounce increased by 32% to $197 dollars per ounce in 2007, largely due to higher costs at Veladero as mining transitioned to lower grade ore in the Filo Federico pit beginning in April 2007 and we began expensing waste stripping costs at Filo Federico ($33 an ounce); higher labor and maintenance costs ($7 an ounce); and higher costs for consumables used within the production process ($7 an ounce). Cost pressures were mitigated to a certain extent by operational improvements such as improved maintenance procedures, improved ore recoveries at Pierina, and lower reagent consumption and higher silver production at Lagunas Norte.

In 2008, we expect gold production of 1.95 to 2.05 million ounces at total cash costs of $250 to $270 per ounce. Production is expected to remain consistent with 2007, as higher production at Veladero is expected to be offset by lower production at Pierina. Total cash costs per ounce are expected to be higher in 2008, mainly due to higher energy costs, labor rates and other cost increases.

Significant Projects

The Pascua-Lama project is unique in that it is a bi-national project with a mineral deposit that spans the border between Argentina and Chile. It is located in the Frontera district within approximately 10 kilometers of our Veladero mine. The project is at an elevation of 3,800 to 5,200 meters. In February 2006, the Pascua-Lama project was granted approval by Chilean environmental regulatory authorities. In December 2006, the Province of San Juan, Argentina issued its Declaration of Environmental Impact Assessment which approved the environmental permit submission to Argentina. We have significantly advanced detailed engineering and have essentially completed submission of documentation to obtain the administrative and sectoral permit approvals that are required prior to initiating construction in either country. In addition, the governments of Chile and Argentina must resolve certain remaining fiscal matters, including taxation relating to the bi-national project. The start of construction is contingent upon receipt of sectoral permits and resolution of cross-border regulatory and fiscal tax and royalty items, the timing of which is largely beyond our control. The project team is using this period to advance detailed construction planning and activities as well as supplier and contractor selection through competitive bidding.

As at February 2007, pre-production capital costs were in the range of $2.3 to $2.4 billion and are currently expected to be approximately 15% higher than this estimate primarily due to inflationary pressures and currency impacts. Gold and silver productions are expected to be about 750–775 thousand ounces of gold and about 35 million ounces of silver per year over the first five years. Current silver prices are expected to have a positive impact on total cash costs for the project. An updated feasibility study will be prepared and the capital cost will be updated on the resolution of the cross-border regulatory, fiscal, tax and royalty items, and the granting of the remaining sectoral permits. Proven and probable gold reserves increased by 1.0 million ounces to 18.0 million ounces in 2007.(1)

Australia Pacific

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	144	137	5%	167
Ore tons processed (millions)	33	30	10%	11
Average grade (ozs/ton)	0.075	0.087	(14)%	0.083
Gold produced (000’s/oz)	2,123	2,220	(4)%	934
Total cash costs (per oz)	$452	$353	28%	$257

Producing Mines

Tons mined increased by 5% in 2007 as Porgera production levels increased from mid-2007 onwards on completion of west wall remediation activities and a 20% increase in ownership (which represented 63% of the overall increase in tons mined). Production at Porgera in the early part of 2007 was impacted by the Hides Power station damage that occurred in December 2006; a 10 day shutdown of operations in second quarter 2007 due to a dispute with landowners, and a delay in completion of the west wall cutback delayed the start of full-scale mining in Stage 5. At Cowal, tons mined increased reflecting a full-year contribution from the mine that began production in 2006 (37% of the overall increase in tons mined). Tons mined decreased due to: the end of mining in the Lawlers Fairyland open pit in early 2007; the end of

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

open pit mining and transition to underground mining at Granny Smith; and the sale of Paddington assets and the completion of open pit mining at Kanowna. Together, these decreases represented 87% of the offsetting overall decrease in total tons mined. Production in 2008 is expected to be similar to 2007 levels with increases at Porgera (due to a full year of production after completion of the West Wall remediation) and Granny Smith (due to an increase in tons from the underground as the number of working areas increases), offset by lower production at Cowal (due to a wall failure at our open pit).

Ore tons processed increased by 10%, mainly reflecting a full year’s contribution from the Cowal Mine. Mill feed at Lawlers, Granny Smith and Kanowna was maintained by processing low-grade stockpiles to compensate for the lower tons mined in 2007.

Average ore grades declined by 14% in 2007, mainly as a result of processing low-grade stockpiles at Granny Smith, Kalgoorlie and Plutonic. At Granny Smith, low-grade stockpiles were processed while mining transitioned from open-pit to underground. At Kalgoorlie, limited shovel availability early in the year led to the processing of more low-grade stockpiled ore. At Plutonic, lower average grades in 2007 resulted from poor equipment availability, temporary blockages of the Baltic paste fill line with a loss of flexibility in the underground mine, and stope sequencing issues. With the implementation of improvement programs, mining rates and shovel availability, we expect production at these mines to increase in 2008. At Cowal, production continued to improve in the latter half of 2007 due to grade improvements resulting from the conversion to sulfide material milling. The rise of ore tons processed also contributed to the decline in average ore grades. Gold production in 2007 decreased by 4% as the lower average ore grades were partly offset by higher ore processing rates.

Total cash costs at $452 per ounce in 2007 were 28% higher compared to the prior year, due to higher levels of expensed waste stripping activity at Porgera after the west wall remediation was completed mid-year and normal mining operations returned in the pit ($35 per ounce); higher currency exchange rates ($31 per ounce); higher labor costs ($29 per ounce); higher commodity prices ($17 per ounce); offset by lower administrative costs ($9 per ounce). The effective currency hedge rate for 2007 was 0.77 compared to 0.71 in the prior year. At the start of 2007, our currency hedging program provided protection for approximately 80% of our Australian dollar costs, but the remaining portion was subject to varying market rates. We added to our hedge position part way through the year, and as a result, were fully hedged for the latter part of 2007 and for 2008 at an average rate of 0.77 and 0.78, respectively. Low unemployment, particularly in Western Australia, continues to impact wage levels and the ability to attract and retain staff.

In 2008, we expect gold production of 1.975 to 2.15 million ounces at total cash costs of $450 to $475 per ounce. Total cash costs per ounce are expected to be higher in 2008 due to higher currency hedge rates, higher oil prices, labor rate increases and higher royalty costs.

Africa

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	23	21	10%	8
Ore tons processed (millions)	4	5	(20)%	1
Average grade (ozs/ton)	0.162	0.188	(14)%	0.159
Gold produced (000’s/oz)	605	914	(34)%	398
Total cash costs (per oz)	$408	315	30%	$336

Producing Mines

Tons mined increased by 10% in 2007, due mainly to North Mara, where low-grade areas were mined along with increased waste removal due to instability of the west wall, partly offset by the sale of South Deep.

Tons processed decreased by 20% in 2007 due to the sale of South Deep (40% of overall decrease) and lower processing rates across all other mines.

Average ore grades declined by 14% in 2007, mainly due to lower grades at North Mara after a revision to the mine plan resulting from pit wall instability experienced at Gokona Phase 1 pit during late 2006. Lower-grade areas of the pit were mined and processing of lower-grade ore stockpiles occurred while waste at the pit wall was removed. Mining was also affected by unfavorable drilling conditions, excess water in the pit, maintenance downtime on existing mining fleet, and continued low equipment availabilities during the year. Limited mining equipment availability resulted in delayed waste stripping, limiting access to the high-grade areas of the Gokona pit to the last two weeks of December. These access issues impacted ore grades as the limited ore from the Gokona pit was blended with lower grade stockpiles and ore from the Nyabigena pit. On January 1, 2008, a fire started in the engine of the primary excavator. This incident will have a negative impact on normal production capacity for the first half of 2008. An insurance claim for both physical damage and business interruption has been lodged with the insurers.

The combined effect of lower tons processed and lower average ore grades led to a 34% decrease in production in 2007 compared to the prior year. Production in 2007 was impacted by heavy rainfall in Tanzania in late 2006 and early 2007, which resulted in pit wall instability at both Tulawaka and North Mara, and required changes to the 2007 mine plan and production sequencing. At Tulawaka, the impact on production of the pit wall instability was mitigated as a result of mining in higher grade areas of the pit. Underground development commenced at Tulawaka during the third quarter 2007, with underground production expected to begin in early 2008.

At Bulyanhulu, production in 2007 was 26% lower than the prior year period due to lower mining rates caused by low equipment availability, mining in lower-grade areas of the mine, and labor disruptions. Ongoing labor disruptions experienced throughout the year escalated in the fourth quarter, as an illegal labor strike took place at the mine during late October, resulting in the termination of 1,300 employees. As a result of the reduced staff levels, the mine sequencing was revised, impacting our ability to access higher-grade areas and operate the plant at its full capacity. The mine is in the process of increasing its staff levels in stages, and expects to return to normal production capacity in early 2008.

Total cash costs per ounce for the region in 2007 were 30% higher than the prior year due to the lower production at North Mara and Bulyanhulu; higher waste mining at North Mara and Tulawaka; higher maintenance costs ($16 per ounce); and higher labor costs ($12 per ounce) as a result of costs relating to the labor strike at Bulyanhulu.

In 2008, we expect gold production of 0.625 to 0.7 million ounces at total cash costs of $380 to $400 per ounce. Production is expected to increase primarily at Bulyanhulu, reflecting the resolution of labor issues, improved equipment availability, and higher ore grades. Total cash costs per ounce are expected to be lower in 2008, reflecting the increase in production levels.

Significant Projects

The Buzwagi project was approved for construction on August 1, 2007, and is expected to begin production in mid-2009. We spent $112 million through the end of 2007 as all long lead items have been ordered. Initial capital costs are expected to be about $400 million, which is consistent with our previous guidance. Site access was achieved on August 20, 2007, with the civil and earthworks, security fencing, building and infrastructure and transport and logistics contractors mobilized on site. Buzwagi is expected to produce 250 to 260 thousand ounces per year at total cash costs of $270–280 per ounce in its first five years. Proven and probable gold reserves at Buzwagi grew by 1.0 million ounces in 2007 to 3.6 million ounces.(1)

Work on a pre-feasibility study for the Sedibelo platinum project in South Africa commenced in March 2006. Barrick has an earn-in right for a 50% interest. The pre-feasibility study was completed during September 2007 and cost $27 million. Acceptance of the Mining Rights application was received from the Department of Minerals and Energy (DME) in April 2007, and approval of the Mining Rights application is expected in April 2008. This acceptance signifies the start of an approval process during which technical, environmental and social issues are presented to the DME over a period extending into 2008. Study work and exploration drilling in support of a final feasibility study have commenced, with completion expected in the second quarter of 2008.

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

At the Kabanga JV in Tanzania, operator Xstrata Plc is developing a pre-feasibility study on this world-class nickel sulfide deposit. Barrick’s share of measured and indicated resources totaled 0.2 billion pounds of nickel and its share of inferred resources totaled 1.2 billion pounds of nickel at year end 2007.(1)

Other Significant Projects

Fedorova is a platinum and palladium project with nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation. We hold a 50% interest in Fedorova (with an earn-in right to 79%), and we are also the operator. Fedorova is a large near surface PGM (platinum group metals) deposit. Fedorova Resources successfully passed an inspection by state regulators and was determined to be in compliance with all material aspects of its license and state requirements.

Reko Diq is a large copper-gold porphyry mineral resource on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The Tethyan belt is a prospective ground for large copper-gold porphyries. At Reko Diq, the drill program continued in fourth quarter 2007 with a feasibility study scheduled for completion in early 2009. A total of 101 thousand meters have been drilled to date and results continue to confirm the project’s district exploration potential. At year-end 2007, Barrick’s share of measured and indicated gold resources totaled 3.7 million ounces and its share of measured and indicated copper resources were 4.3 billion pounds. Inferred gold resources grew 6.1 million ounces to 10.5 million ounces and inferred copper resources increased by 9.1 billion pounds to 13.4 billion pounds.(1)

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

Copper

Copper Operational Performance

In 2007, Zaldívar produced 315 million pounds of copper at a total cash cost of $0.70 per pound. Production was temporarily lower in the fourth quarter due to shortages in the availability of acid, power restrictions associated with a November earthquake and lower production from the secondary leach pad. Total cash costs per pound in 2007 were impacted by the increased cost of fuel and acid, which can be expected to increase further in 2008, along with inflationary and exchange rate pressure on labor and consumables, and the availability of electricity.

At Osborne, production increased by 47% to 87 million pounds from 59 million in the prior year, at cash costs of $1.37 compared to $1.53 in the prior year. Production was positively impacted by the paste fill plant that enabled mining of high grade pillars and higher throughput due to the inclusion of ore from the open pit at Trekelano.

Review of Significant Operating Expenses

Exploration Expense

($ millions)	2007	2006	2005	Comments on significant variances
Exploration
North America	$70	$64	$34	No significant change from the prior year.
South America	40	22	19	2007 vs. 2006 – Mainly due to higher activity in Lagunas Norte and Zaldívar.
Australia Pacific	46	44	13	No significant change from the prior year.
Africa	15	22	34	2007 vs. 2006 – Lower activity at Tulawaka and North Mara.
Other	8	19	9	Lower activity due mainly to the sale of exploration properties to Highland, discontinuation of active exploration in China and Turkey.
Total	$179	$171	$109

Project Development Expense

($ millions)	2007	2006	2005	Comments on significant variances
Mine development	$146	$78	$2

2007 vs. 2006 – Expenditures are higher as development activities increased at Pueblo Viejo (increase of $42 million), and Sedibelo (increase of $12 million), partially offset by Donlin Creek (decrease of $5 million).

Business development/other	22	17	10	In 2007, expenditures were higher primarily as a result of energy feasibility studies. In 2006, expenditures were higher than 2005 due to an increase in research and development activity.

Non-capitalizable project costs	20	24	20

Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized. 2007 vs. 2006 – Expenditures are lower due to additional spending at Pascua-Lama, offset by a decrease at Buzwagi where costs were capitalized starting in May 2007.

Total	$188	$119	$32

Amortization Expense

($ millions)		Increase (decrease) due to
For the years ended December 31	2007 Amount	Sales Volumes(1)	Other(2)	2006 Amount(3)	2005 Amount	Comments on other variances
Gold mines
North America	$314	$(3)	$70	$247	$213

Mainly due to the finalization of the Placer Dome purchase price allocation. Although there was a net increase in reserves for South America, reserves for Pierina and Veladero decreased resulting in a significant increase in amortization expense. Furthermore, we acquired an additional 20% interest in Porgera in August 2007, and Cowal in 2006.

South America	234	(22)	129	127	101
Australia Pacific	239	(10)	63	186	46
Africa	78	9	(19)	88	49
Copper mines
South America	80	3	26	51	—	Mainly due to the finalization of the purchase price allocation for long-lived assets acquired with Placer Dome, combined with a net increase in reserves.
Australia Pacific	39	2	20	17	—
Sub total	$984			$716	$409
Corporate assets	20	1	—	19	18
Total	$1,004	$(20)	$289	$735	$427

(1)   For explanation of changes in sales volumes refer to page 36.

(2)   Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 64).

(3)   On finalization of the Placer Dome purchase price allocation in 2007 certain amounts were reclassified for comparative purposes.

Amortization expense recorded in the first nine months of 2006 reflected preliminary purchase price allocations for the acquired Placer Dome mines. In fourth quarter 2006 valuations for the acquired mines were finalized, at which time amortization calculations were prospectively recorded to reflect adjustments to the preliminary allocation. On finalization of the purchase price allocation, consolidated average amortization rates increased by about $17 per ounce of gold and $0.13 per pound of copper due to the impact of final allocations.

Impairment Charges, Corporate Administration, Interest Income and Interest Expense

($ millions)
For the years ended December 31	2007	2006(1)	2005	Comments on significant trends and variances
Impairment charges(2)	$65	$23	$16

Impairment charges increase in 2007 reflects goodwill impairment charges at our Golden Sunlight and Eskay Creek mines ($42 million) and write-down of Asset-Backed Commercial Paper (“ABCP”) ($20 million).

Corporate administration	155	142	71	2007 vs. 2006 – Mainly due to the strengthening of the Canadian dollar vs. the US dollar as costs are primarily in Canadian dollars.
Interest income	141	110	38	2007 vs. 2006 – Mainly due to higher average cash balances in 2007.
Interest costs
Total incurred	237	251	121

2007 vs. 2006 – Mainly due to a combination of factors: repayment of the $500 million, 7.5% debentures in second quarter 2007, termination of a second credit facility in third quarter 2006, and repayment of the first credit facility’s balance outstanding in October 2006 slightly offset by the $1,000 million of Copper-linked notes issued in October 2006.

Capitalized	124	102	118

Amounts capitalized each period reflect the number of projects in our pipeline. Reko Diq was added in fourth quarter 2006 which caused an increase in 2007. Costs were capitalized at Cowal in 2005 until it began production in April 2006.

Interest expense allocated to discontinued operations	—	23	—	Interest expense in 2006 related to South Deep.
Expensed	$113	$126	$3

(1)   Increase in 2006 relates to the increase in scale of the Company after the acquisition of Placer Dome. 2006 and 2007 values are more indicative of full scale operations subsequent to the acquisition of Placer Dome.

(2)   As at December 31, 2007, we held $66 million of ABCPs which have matured, but for which no payment has been received. Our ownership of ABCP investments is comprised of trust units which have underlying investments in various securities. The underlying investments are further represented by residential mortgage backed securities, commercial mortgage backed securities, ‘other’ asset backed securities and collateralized debt obligations. We have assessed the fair value of the ABCP considering the best available data regarding market conditions for such investments at December 31, 2007. We recorded an impairment of $20 million in 2007 on the ABCP investments. We have based the 30% impairment on our assessment of the credit, liquidity and market risk of the underlying investments in addition to third party valuation information. We believe that the valuation provided approximates fair value. The impairment of our ABCP investments has no affect on our strategy or covenant compliance.

Income Tax

(percentages) For the years ended December 31	2007	2006	2005
Effective tax rate on ordinary income	25%	20%	13%
Deliveries into Corporate Gold Sales Contracts	7%	4%	3%
Net currency translation gains on deferred tax balances	(4)%	(1)%	(2)%
Canadian tax rate changes	3%	1%	—
Release of Tanzanian valuation allowances	(8)%	—	—
Impact of change in Australian tax status	—	(2)%	(1)%
Actual effective tax rate	23%	22%	13%

Our effective tax rate on ordinary income increased from 20% to 25% in 2007 primarily due to higher market gold prices, the impact of changes in the mix of production, and on the mix of taxable income in the various tax jurisdictions where we operate.

In 2007 we released valuation allowances totaling $156 million in Tanzania due to the impact of higher market gold prices on expected levels of taxable income in Tanzania.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $439 million and Australian deferred tax liabilities with a carrying amount of approximately $95 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains totaling $76 million. These gains are included within the Canada and Australia deferred tax recovery.

Canadian Tax Rate Changes

In the second and fourth quarters of 2007 and the second quarter of 2006, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $64 million in 2007 and $35 million in 2006 which are recorded as a component of deferred income tax expense in the respective year. Also, in second quarter 2006, due to a change in the tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $23 million to reflect the impact on the measurement of deferred income tax assets and liabilities.

Change in Tax Status in Australia

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on inter-company debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

Financial Outlook

2008 Guidance

	2007	2008
	Actual	Guidance
Gold
Production (millions of ounces)	8.1	7.6–8.1
Total cash costs ($ per ounce)	$350	$390–$415
Amortization ($ per ounce)	$104	$105
Copper
Production (millions of pounds)	402	380–400
Total cash costs ($ per pound)	$0.83	$1.15–$1.25
Amortization ($ per pound)	$0.32	$0.35
Corporate administration expense	$155	$160
Exploration expense	$179	$200
Project expenses:
Project development expense	$188	$230
Project expense included in equity pick-up	$14	$140
Other expenses	$208	$200
Interest income	$141	$20
Interest expense	$113	$—
Capital expenditures – sustaining	$690	$600–$800
Capital expenditures – projects	$400	$1,500–$1,700
Income tax rate	25%	30%

Outlook Assumptions and Economic Sensitivity Analysis

2008
Guidance
Sensitivity	Assumption	Comments
Market gold price impact on royalties and production taxes	$800/oz	A $25/oz increase in the market gold price causes a $1/oz increase in total cash costs.
Crude oil price impact on cost of oil consumption	$90/bbl	A $5 increase per barrel causes a $2/oz direct increase in total cash costs per ounce.
Electricity prices impact on cost of consumption	$ 280 million total spend	A 10% increase per kwh causes a $4/oz increase in total cash costs per ounce.

2008 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each mine. Actual gold and copper production may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; varying metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, and unexpected labor shortages or strikes.

The Company expects 2008 gold production of about 7.6 to 8.1 million ounces and copper production of about 380 to 400 million pounds. Lower gold production is expected in North America as a result of lower production at Golden Sunlight and Ruby Hill and the end of production from Eskay Creek, while production in South America, Australia and Africa is expected to be similar to 2007 levels.

Total Cash Costs

We prepare estimates of total cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each mine. Total cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

Total cash costs are expected to be $390 to $415 per ounce for gold and $1.15 to $1.25 per pound for copper. Gold cash costs in 2008 are forecast to be higher than 2007 primarily due to higher energy costs, lower by-product silver credits from Eskay Creek, higher gold price related costs and some inflationary related increases. The Company has assumed an average WTI oil price of $90 per barrel in the 2008 guidance. This compares to an average price of $72 per barrel in 2007.

Total cash costs for copper are expected to be approximately $0.32 per pound higher than 2007, primarily as a result of increased costs for electricity and acid at Zaldívar.

Exploration and Project Development

Higher costs are expected in 2008 due to higher expenses for Pueblo Viejo as well as at Kainantu and Cerro Casale.

Interest Income and Interest Expense

We expect lower interest income in 2008 primarily due to lower market interest rates and lower average cash balances in 2008, after the acquisitions of Arizona Star; exploration licenses and the Kainantu gold mine from Highlands Pacific for cash consideration in fourth quarter 2007; and closing of the transaction to increase our ownership in Cortez to 100% in 2008. In 2008 we expect that all interest costs will be capitalized to projects.

Project Expenses

Project expenses are classified under a combination of project development expenses and equity method investments on our income statement. In aggregate, we expect to expense $370 million in 2008. The increase in our project expenses compared to 2007 reflects higher activity at our Reko Diq, Kabanga, Sedibelo, Cerro Casale and Kainantu projects in 2008.

The timing of the funding for project expenditures through equity method investments and the subsequent expense recognition vary. The funding is initially recorded as an increase in the carrying amount of our investment. Our share of expenses is recognized as amounts are spent on the projects through “equity in investees” in our consolidated statement of income. In 2008, we expect to recognize $140 million in expenses through equity in investees. Funding of a further $160 million will be reflected as an increase in the carrying amount of the investments in our consolidated balance sheet.

Capital Development Expenditures

Projects

We expect increased activity at our project sites particularly, Pueblo Viejo, Buzwagi, and Cortez Hills, resulting in increased expenditures in 2008.

Sustaining Capital

Capital expenditures at our existing operating mines are expected to increase in 2008 primarily in the Africa and Australia Pacific regions for various drill programs to convert resources to reserves, partially offset by lower expenditures in South America.

Income Tax Rate

Our expected tax rate excludes the impact of currency translation gains/losses and changes in tax valuation allowances. The higher expected rate in 2008 mainly reflects the impact of higher gold prices on the mix of taxable income in the various tax jurisdictions where we operate.

Review of Quarterly Results

Quarterly Information	2007				2006
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales(1),(2)	$1,917	$1,684	$1,642	$1,089	$1,348	$1,562	$1,532	$1,188
Net income	537	345	396	(159)	418	405	459	224
Per share(3) (dollars)	0.62	0.40	0.45	(0.18)	0.48	0.47	0.53	0.29
Adjusted net income from continuing operations(4)	537	345	453	398	444	396	463	266
Per share(3) – basic (dollars)	0.62	0.40	0.53	0.46	0.50	0.46	0.54	0.34
EBITDA from continuing operations(5)	793	710	731	193	429	694	762	423
Per share(3) (dollars)	0.91	0.82	0.85	0.22	0.44	0.80	0.88	0.54
Adjusted EBITDA from continuing operations(5)	793	710	803	757	756	694	762	463
Per share(3) (dollars)	0.91	0.82	0.93	0.87	0.88	0.80	0.88	0.62
Operating cash flow	676	557	336	163	331	748	658	385
Per share(3) (dollars)	0.78	0.64	0.39	0.19	0.38	0.87	0.76	0.50
Adjusted operating cash flow from continuing operations(6)	676	557	408	727	658	748	658	425
Per share(3) (dollars)	$0.78	$0.64	$0.47	$0.84	$0.76	$0.87	$0.76	$0.55

(1)   Prior period sales figures were adjusted for the impact of a change in classification of non-hedge derivative gains and losses. See page 71 for details.

(2)   Adjusted for the impact of reclassifying sales from our South Deep mine to discontinued operations in third quarter 2006.

(3)   Calculated using net income and weighted average number of shares outstanding under the basic method of earnings per share.

(4)   Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted net income from continuing operations is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 69.

(5)   EBITDA from continuing operations excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA from continuing operations excludes the impact of deliveries into Corporate Gold Sales Contracts, and is an operating performance measure with no standardized meaning under GAAP.For further information see pages 69 to 70.

(6)   Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted operating cash flow is an operating performance measure with no standardized meaning under GAAP. For further information see page 69.

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales, partly offset by higher total cash costs.

Fourth Quarter Results

Net income for fourth quarter 2007 was $537 million, $119 million higher than the prior year period, as higher per ounce margins on gold and copper sales volumes were partially offset by higher amortization and lower copper sales volumes. Fourth quarter 2006 net income was reduced by $312 million post-tax due to deliveries into Corporate Gold Sales Contracts.

In fourth quarter 2007, we produced 2.14 million ounces of gold and 101 million pounds of copper, compared to 2.44 million ounces and 110 million pounds in the same prior-year quarter. Gold production for fourth quarter was lower than the same prior-year period mainly due to lower production from Africa and South America.

Total cash costs for fourth quarter 2007 were $375 per ounce, an increase of $88 an ounce from the prior year. As expected, gold production and total cash costs per ounce in fourth quarter 2007 were impacted due to mine sequencing, waste stripping activities and inflationary pressures for items such as labor, energy, commodities, gold related costs and currency exchange rates.

In fourth quarter 2007, we generated adjusted operating cash flow of $676 million compared to $658 million in the same prior year quarter. The positive effects of higher realized gold and copper prices were partially offset by lower gold sales volumes and higher total cash costs.

Effect on Earnings Increase (Decrease)

	Three months ended December 31
	2007		2006
($ millions)	Pre-tax	Post-tax	Pre-tax	Post-tax
Gain on sale of South Deep	$—	$—	$288	$288
Cost of deliveries into fixed-price Corporate Gold Sales Contracts	—	—	(327)	(312)
Tanzanian Tax Valuation
Allowance release	156	156	—	—
Impact of change in enacted rates in Canada	(60)	(60)	—	—
Impairment charges	(59)	(57)	(23)	(18)
Gain on Highland vend-in	—	—	51	51
Unrealized gold and copper non-hedge derivative gains/(losses)	(3)	(2)	5	11
Total	$34	$37	$(6)	$20

Financial Condition Review

The following section explains how we manage our liquidity and capital resources to carry out our strategy and deliver results. Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include production levels, realized sales prices, cash production costs, working capital requirements, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Counterparties to the financial instrument contracts do not have unilateral and discretionary rights to accelerate settlement of financial instruments, and we are not subject to any margin calls.

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our balance sheet and meet our project pipeline commitments and obligations in a cost-effective manner.

Contractual Obligations and Commitments

	Payments due
($ millions)						2013 and
At December 31, 2007	2008	2009	2010	2011	2012	thereafter	Total
Long-term debt(1)
Repayment of principal	$101	$105	$49	$29	$92	$2,809	$3,185
Interest	196	190	183	179	175	2,459	3,382
Asset retirement obligations(2)	71	96	81	93	105	823	1,269
Capital leases	21	24	20	8	3	3	79
Operating leases	10	9	6	5	5	3	38
Restricted share units	14	32	42	—	—	—	88
Pension benefits	61	24	31	24	24	117	281
Other post-retirement obligations	3	3	3	3	3	11	26
Derivative liabilities(3)	101	27	25	9	3	—	165
Purchase obligations for supplies and consumables(4)	323	194	96	101	70	208	992
Capital commitments(5)	263	4	—	—	—	—	267
Social development costs	63	15	14	7	7	92	198
Total	$1,227	$723	$549	$458	$487	$6,525	$9,969

(1)   Long-term Debt and Interest – Included in long-term debt is $131 million in financing related to North Mara that is payable on demand. Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2007. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2)   Asset Retirement Obligations – Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

(3)   Derivative Liabilities – Amounts presented in the table relate to hedge contracts disclosed under notes 2 and 20 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

(4)   Purchase Obligations for Supplies and Consumables – Primarily include commitments related to community development costs to be incurred at the Pascua-Lama project in Chile and Argentina.

(5)   Capital Commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2008 mainly related to construction capital at our projects.

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various development stages, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Primary and significant projects in Barrick’s portfolio at December 31, 2007 include Cortez Hills, Buzwagi, Pascua-Lama, Pueblo Viejo, Donlin Creek, Fedorova and Reko Diq (refer to pages 42 to 47 for further details).

Contingencies – Litigation

We are currently subject to various litigation as disclosed in note 28 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Sources and Uses of Cash

Our liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings and the issuance of long-term debt.

Cash Inflow (Outflow)

($ millions)
For the years ended December 31	2007	2006	2005
Operating activities	$1,732	$2,122	$726
Investing activities	(1,562)	(1,593)	(1,180)
Financing activities	(1,036)	(1,347)	93
Change in cash and equivalents	$(836)	$2,006	$(361)

Operating cash flow decreased by $390 million in 2007 to $1,732 million compared to the prior year. Adjusted operating cash flow decreased by $121 million to $2,368 million compared to the $2,489 million recorded in 2006.

(1)   Operating cash flows adjusted for deliveries into Corporate Gold Sales Contracts.

Cash used in investing activities amounted to $1,562 million, primarily due to our ongoing acquisitions and capital expenditures to advance our project pipeline, partially offset by proceeds received from the sale of other investments. Significant investing activities in 2007 included the $722 million cash acquisition of Arizona Star, the $135 million cash acquisition of Kainantu, and the $259 million cash acquisition of an additional 20% interest in the Porgera mine. Capital expenditures, including capitalized interest, amounted to $1,046 million. We also realized $625 million in proceeds related to the sale of investments, the most significant being NovaGold ($221 million) and Gold Fields ($356 million).

Capital Expenditures

($ millions)
For the years ended December 31	2007	2006	2005
Project capital expenditures
Pascua-Lama	$175	$113	$98
Cowal	—	104	258
Ruby Hill	—	29	35
Cortez Hills	91	26	—
Buzwagi	75	—	—
Veladero	—	—	213
Lagunas Norte	—	—	100
Western 102 Power Plant	—	—	80
Tulawaka	—	—	5
Other	—	13	—
Sub total	$341	$285	$789
Regional capital expenditures
North America	$156	$202	$103
South America	197	248	114
Australia Pacific	223	255	50
Africa	112	85	40
Other	17	12	8
Sub total	705	802	315
Total	$1,046	$1,087	$1,104

Cash used in financing activities for 2007 was $1,036 million, including repayment of $500 million of debentures that matured in 2007, $261 million of dividends paid, and $197 million to settle Placer Dome derivative positions, partially offset by $142 million in proceeds received on exercise of employee stock options.

Key Financial Ratios

			% inc./(dec.)
(millions, except ratios and percentage amounts)	2007	2006	2005
Non-cash working capital(1)	$1,018	$764	33%
Net debt(2)	$1,179	$1,064	11%
Net debt to equity ratio(3)	0.08:1	0.07:1	14%
Current ratio(4)	4.03:1	4.85:1	(17)%

(1)   Represents current assets, excluding cash and equivalents, less current liabilities, excluding short-term debt obligations.

(2)   Represents long-term and short-term debt less cash and equivalents.

(3)   Represents net debt divided by total shareholders’ equity.

(4)   Represents current assets divided by current liabilities, excluding short-term debt obligations.

Non-cash working capital increased in 2007 mainly due to increases in inventory and other current asset levels as compared to the prior year. Lower cash balances, partly offset by higher accounts payable at the close of 2007, caused our current ratio to decrease.

Through the combination of a strong balance sheet and positive operating cash flows, we have been able to secure financing, as required, to fund our capital projects and acquisitions. At current gold prices, we expect to continue to generate a significant amount of operating cash flow. We expect to use this cash flow predominantly to fund the capital requirements of our pipeline of projects.

Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs. We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations.

Capital Structure

Shareholders’ Equity

Outstanding Share Data	Shares outstanding
As at February 7, 2008	No. of shares
Common shares	870,465,549
Special voting shares	1
Exchangeable shares(1)	3,465,892
Stock options	12,706,450

(1)   Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At January 17, 2008, these shares were convertible into approximately 1,836,923 Barrick common shares.

For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2007 Management Information Circular and Proxy Statement.

Dividend Policy

In 2007, we increased our annual dividend from $0.22 per common share to $0.30 per common share. The 36% increase in the dividend reflects our ability to generate substantial cash flows in the current strong gold price environment. With strong cash flow and an A-rated balance sheet, we have the financial resources to return additional value to shareholders and fund our project pipeline. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2007, other comprehensive income of $32 million, after-tax, mainly included: gains of $257 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, gold prices and fuel prices; reclassification adjustments totaling $185 million for gains on hedge contracts designated for 2007 that were transferred to earnings in 2007; $71 million transferred to earnings related to gains recorded on the sale of NovaGold and Gold Fields’ shares, and $58 million recorded as a result of changes in the fair value of investments held during the year.

Included in accumulated other comprehensive income at December 31, 2007 were unrealized pre-tax gains on currency hedge contracts totaling $356 million, based on December 31, 2007 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

Credit Rating

At February 21, 2008 from major rating agencies:
Standard and Poor’s (“S&P”)	A–
Moody’s	Baa1
DBRS	A

Through 2007, our ratings, as established by S&P, Moody’s and DBRS, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing. The key factors impacting our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geopolitical risk profile.

Off Balance Sheet Arrangements

Financial Instruments

We use a mixture of cash and long-term debt to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. A discussion of our liquidity and capital structure can be found on pages 55 to 56. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 20 to our Financial Statements.

Summary of Financial Instruments(1)

As at and for the year ended December 31, 2007

Financial Instrument	Principal/ Notional Amount		Associated Risks	Amounts Recorded in Earnings	Amounts Recorded in OCI
Cash and equivalents		$2,207 million	• Interest rate • Credit	$138 million	—
Investments in available-for-sale securities		$142 million	• Market	$71 million	$41 million
Long-term debt		$3,255 million	• Interest rate	$113 million	—
Hedging instruments – currency contracts	C $	450 million	• Market/Liquidity	$190 million	$264 million
	A$	4,518 million
	CLP	42 million
Copper hedges	444 million lbs		• Market/Liquidity • Credit	$(32) million	$14 million
Acquired Placer Dome gold hedges			• Market/Liquidity • Credit	$2 million	$15 million
Hedging instruments – fuel and propane contracts	4.5 million bbls		• Market/Liquidity • Credit	$29 million	$79 million
Debt hedging instruments – interest rate contracts	—		• Market/Liquidity • Credit	—	$(17) million
Cash hedging instruments – interest rate contracts	—		• Market/Liquidity • Credit	$(3) million	—
Non-hedge derivatives	Various		• Market/Liquidity • Credit	$41 million	—

(1)                   Refer to pages 58 to 59 for information on gold and silver sales contracts.

At December 31, 2006, Barrick’s Corporate Gold Sales Contracts totaled 2.5 million ounces. In 2007, we reduced the Corporate Gold Sales Contract book to zero.

Project Gold Sales Contracts

In anticipation of building our projects, and in support of any related financing, we have 9.5 million(1) ounces of existing gold sales contracts specifically allocated to these projects. The allocation of these contracts will help reduce gold price risk at the projects and are expected to help secure financing for construction. We expect that the allocation of these contracts will eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support any financing requirements. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold from mining companies. The terms of our gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year term of the contracts. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. As part of our Master Trading Agreements (“MTAs”), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change in the project.

(1)                   Includes floating spot-price gold contracts under which we are committed to deliver 1.7 million ounces of gold at spot prices less an average fixed-price adjustment of $456 per ounce.

Key Aspects of Project Gold Sales Contracts

As of December 31, 2007
Expected delivery dates(1)	2011–2019, the approximate terms of expected financing
Future estimated average realizable selling price(2)	$435/ounce
Mark-to-market value at December 31, 2007 (millions)(3)	$(4,626)

(1)                   The contract termination dates are in 2017 in most cases, but we currently expect to deliver production against these contracts starting in 2011, subject to production commencing at certain projects which is dependant on the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control.

(2)                   Upon delivery of production from 2011–2019, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.

(3)                   At a spot gold price of $834 per ounce and market interest rates. Based on closing spot price of $913 per ounce on February 15, 2008, the mark-to-market liability is $(5,095).

The allocation of gold sales contracts to projects involves: (i) the identification of contracts in quantities and for terms that mitigate gold price risk for the project during the term of the expected financing (contracts were chosen where the existing termination dates are spread between the targeted first year of production and the expected retirement of financing for the project); and (ii) the eventual settlement of proceeds from these contracts for the benefit of production.

Through allocation of these gold sales contracts to these projects, we reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices.

Under the Project Gold Sales Contracts, we have an obligation to deliver gold by the termination date (currently 2017 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the “interim price-setting date”), the actual realized price on the contract termination date depends upon the actual gold market forward premium (“contango”) between the interim price-setting date and the termination date. Therefore, the $435/oz price estimate could change over time due to a number of factors, including, but not limited to: US dollar interest rates, gold lease rates, spot gold prices and extensions of the termination date. This price estimate, which is an average for the total Project Gold Sales Contract position, is not necessarily representative of the prices that may be realized for actual deliveries into gold sales contracts, in particular, if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we choose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).

Contango is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our Project Gold Sales Contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. “backwardation”). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.

Fixed-Price Silver Sales Contracts

As of December 31, 2007
Millions of silver ounces	10.5
Current termination date of silver sales contracts	2017 in most cases
Average estimated realizable selling price at 2017 termination date(1)	$9.04
Mark-to-market value at December 31, 2007(2)	$(80)

(1)                   Approximate estimated value based on current market contango of 2.50%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

(2)                   At a spot silver price of $14.76 per ounce.

We also have floating spot-price silver sales contracts under which we are committed to deliver 7.65 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $4.06 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery, adjusted by the difference between the spot price and the contract price at the time of such election.

Key Terms of Gold and Silver Sales Contracts

In all of our MTAs, which govern the terms of gold and silver sales contracts with our 18 counterparties, the following applies.

•                           The counterparties do not have unilateral and discretionary “right to break” provisions.

•                           There are no credit downgrade provisions.

•                           We are not subject to any margin calls, regardless of the price of gold or silver.

•                           We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 10 years.

•                           At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2017 in most cases).

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability, or our principal hedging subsidiary’s ability, to perform our or its gold and silver delivery and other obligations under the MTAs and related parent guarantees, a lack of gold or silver market and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:

•                           We must maintain a minimum consolidated net worth of at least $2 billion; it was $15 billion at year end. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

•                           We must maintain a maximum long-term debt to consolidated net worth ratio of less than 2:1; we have consistently been below 1:1 for the entire year.

In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increase or decrease. The unrealized mark-to-market loss on our fixed-price gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the project gold sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2017 in most cases). Project Gold Sales Contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.

Fair Value of Derivative Positions

As at December 31, 2007 ($ millions)	Unrealized Gain/(Loss)
Project Gold Sales Contracts	$(3,888)
Floating Spot-Price Gold Sales Contracts	(738)
Silver Sales Contracts	(80)
Floating Spot-Price Silver Sales Contracts	(31)
Foreign currency contracts	241
Interest rate and gold lease contracts	(10)
Fuel contracts	84
Copper contracts	74
Total	$(4,348)

Critical Accounting Policies and Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s Financial Statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick auditors for the year ended December 31, 2007 will be included in Barrick’s 2007 Annual Report and its 2007 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Accounting Policy Changes in 2007

This section includes a discussion of significant accounting changes that were adopted in our 2007 Financial Statements.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”)

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, an adjustment to the liability for unrecognized tax benefits was not required; consequently there was no cumulative effect adjustment to the January 1, 2007 balance of retained earnings.

Future Accounting Policy Changes

This section includes a discussion of future accounting changes that may have a significant impact on our Financial Statements.

FAS 157, Fair Value Measurements (FAS 157)

In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157 there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.

In December 2007, the FASB issued FSP FAS 157-b, which provided a one year deferral for the implementation of FAS 157 for non-financial assets and liabilities. The deferral is intended to provide the FASB additional time to consider the effects of various implementation issues that have arisen, or that may arise, from the application of FAS 157. Barrick is required to implement the FAS 157 for financial assets and liabilities that are carried at fair value effective January 1, 2008. We do not expect the adoption of FAS 157 to have any significant impact on valuations of investments or derivative instruments.

FAS 141(R), Business Combinations (FAS 141(R))

In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method”mandated by FAS 141.

The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In December 2007, the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/ decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising. The gold price assumption was $575 per ounce in 2007 (2006: $475 per ounce; 2005: $400 per ounce). The copper price assumption was $2.00 per pound in 2007 (2006: $1.75 for Osborne and $1.50 for all other copper reserves).

The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors: (1) underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and (2) reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

Impact of Historic Changes in Reserve Estimates on Amortization

For the years ended December 31 ($ millions, except reserves in millions of contained oz/pounds)	2007		2006
	Reserves increase (decrease)(1)	Amortization increase (decrease)	Reserves increase (decrease)(1)	Amortization increase (decrease)
Gold
North America	5.0	$3	1.7	$(6)
South America	0.1	23	0.1	(35)
Australia Pacific	3.5	(2)	0.6	(16)
Africa	0.5	(2)	3.0	(18)
Total Gold	9.1	$22	5.4	$(75)
Copper
Australia Pacific	89	(6)	—	—
South America	255	10	—	—
Total Copper	344	$4	—	$—

(1)                   Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.

Impairment Assessments of Operating Mines and Development Projects

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets related to a mine or project are included in one group. If there are indications that impairment may have occurred at a particular mine site, we compare the sum of the undiscounted cash flows expected to be generated from that mine or project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment loss is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair values.

Long-lived assets subject to potential impairment at operating mines and development projects include buildings, plant and equipment, and capitalized mineral property acquisition and mine development costs. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized mineral property acquisition and mine development costs is based on a discounted cash flow model.

In fourth quarter 2007, Eskay Creek and Golden Sunlight were identified as having potential impairments. As a result, we compared the estimated fair value of the long-lived assets at Golden Sunlight and Eskay Creek to their carrying amount and determined that the fair value of the long-lived assets exceeded their carrying amounts.

Impairment Assessments of Exploration Projects

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that an impairment may exist, we compare the carrying amount to its fair value. The fair value for exploration projects is based on a discounted cash flow model. For projects that do not have reliable cash flow projections, a market approach is applied. In the event land and mineral rights are impaired, we reduce the carrying amount to the estimated fair value and an impairment loss is recognized.

Accounting for Goodwill and Goodwill Impairment

We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. We believe that goodwill arises principally because of the following factors: (1) the going concern value implicit in the Company’s ability to sustain/grow its business by increasing reserves and resources through new discoveries whose potential value was not identified at the time of acquisition; and (2) the ability to capture unique synergies from a business combination that can be realized from managing a portfolio of mines and mineral properties in the same geographic region.

We test for impairment of goodwill on an annual basis and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit to its carrying amount, including the allocated goodwill. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we record an impairment charge equal to the excess.

In 2006, we determined that goodwill should be allocated to reporting units that would either represent components (individual mineral properties) or aggregations of components up to a regional business unit level. As at December 31, 2006, the process of determining the appropriate level to allocate goodwill was ongoing. In fourth quarter 2006, we completed impairment tests of goodwill assuming both no aggregation of mineral properties, and aggregation of mineral properties up to the regional business unit level and determined that there was no impairment at that date under either scenario. In second quarter 2007, we determined that each individual mineral property, that is an operating mine, is a reporting unit for the purposes of allocating goodwill. On this basis, we allocated goodwill arising from the Placer Dome acquisition to both acquired and existing mineral properties. Future impairment testing will be completed at that level.

Goodwill was allocated to acquired mineral properties considering the values of mineral properties exclusive of synergies between Barrick and Placer Dome. In addition, synergy values were allocated to all mineral properties, both existing and acquired, expected to benefit from the combination of the two companies. Allocating goodwill to individual mineral properties, which by their very nature have a limited useful life, will result in future goodwill impairment charges by the end of the mine life. The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of mineral properties, including changes in observed market multiples for valuation purposes, changes in geopolitical risk and country specific discount rates, changes in market gold prices and total cash costs, success in finding new reserves, future exploration potential and future capital requirements.

Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, we estimate the fair value of a gold property by applying a multiple to the reporting unit’s NAV, which is calculated based on projected cash flows from its most recent life of mine plan. For copper properties, the estimated fair value is based on their NAV and no multiple is applied. The process for determining these fair values is subjective and requires management to make estimates and assumptions including, but not limited to, projected future revenues (based on estimates of production and long-term metals prices), operating expenses, capital expenditures, remaining economic life of individual mineral properties, discount rates and NAV multiples. These estimates and assumptions are subject to change in the future due to uncertain competitive and market conditions or changes in business strategies. The projected future revenues, operating expenses, capital investment and estimated economic life for each individual mineral property is based on internal life of mine plans prepared for each property that we update in the fourth quarter of each fiscal year. Discount rates are based on a country-level real weighted average cost of capital. For individual mineral properties, the NAV multiple considers the median and/or average of observed multiples for comparable public gold companies with operations in similar geographic areas, as well as the property’s remaining economic life. In particular, our assumptions with respect to long-term gold prices and the appropriate NAV multiple to apply have a significant impact on our estimate of fair value. In fourth quarter 2007, we completed our annual goodwill impairment test using a long-term gold price of $800 per ounce and applying NAV multiples ranging from 1.0 to 2.0 depending on each property’s geographic location and remaining economic life. Based on this analysis, we recorded a goodwill impairment charge of $35 million at our Golden Sunlight mine and $7 million at our Eskay Creek mine. The goodwill charges at these mines are primarily a result of their short remaining economic lives of less than 1 year. No goodwill remains at our Eskay Creek mine and $9 million in goodwill remains at Golden Sunlight.

Individual mineral properties are wasting assets. Consequently, properties with a short remaining economic life are at a greater risk of incurring a near-term goodwill impairment charge. Based on our most recent life of mine plans, our Tulawaka, Henty, Pierina and Granny Smith mines have remaining economic lives of three years or less. The aggregate goodwill for these mineral properties is approximately $190 million.

Production Start Date

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) completion of a reasonable period of testing of mine plant and equipment; (3) ability to produce minerals in saleable form (within specifications); and (4) ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.

Fair Value of Asset Retirement Obligations (“AROs”)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

At our operating mines, we continue to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.

AROs at December 31, 2007

($ millions)	2007	2006
Operating mines	$769	$683
Closed mines	197	200
Development projects	—	10
Total	$966	$893

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of valuation allowances, has been rising gold and copper prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.

In 2007, we released $156 million of an end of year valuation allowance in Tanzania due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released other valuation allowances during 2007 totaling $88 million, partly because sources of income became available that enabled tax losses to be realized.

In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. Also in 2006, we released $9 million of valuation allowances in a Chilean entity due to the availability of income, and we released valuation allowances of $19 million in Canada, reflecting utilization of capital losses.

In 2005, we released valuation allowances totaling $31 million in Argentina relating to the effect of the higher gold price environment and the anticipated commencement of sales in 2006. We released valuation allowances of $2 million in Canada reflecting utilization of capital losses.

Valuation Allowances at December 31

($ millions)	2007	2006
United States	$190	$211
Chile	105	110
Argentina	26	46
Canada	55	59
Tanzania	30	217
Other	13	15
Total	$419	$658

United States: most of the valuation allowances relate to Alternative Minimum (AMT) Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the AMT credits.

Chile, Argentina and Tanzania: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the valuation allowances.

Canada: substantially all of the valuation allowances relate to capital losses that can only be utilized if any capital gains are realized.

Non-GAAP Operating Performance Measures

Adjusted Net Income and Adjusted Operating Cash Flow

Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share, each exclude the impact of deliveries into Corporate Gold Sales Contracts. These are non-GAAP financial measures. Management uses these measures internally to better assess performance trends for the Company as a whole. Management understands that a number of investors and others who follow the Company’s performance also assess performance in this way. Barrick’s elimination of all its remaining Corporate Gold Sales Contracts in the first half of 2007 resulted in an unusually large opportunity cost of $623 million. Management believes that these measures better reflect Barrick’s performance for the current period and are a better indication of its expected performance in future periods. Barrick management’s budgeting, operational and capital investment decisions are based on production being sold at an assumed spot price, rather than the price under the Corporate Gold Sales Contracts. The presentation of these performance measures enable investors to understand performance based on selling gold production at spot market prices, which is the method expected from third quarter 2007 onwards. Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

Reconciliation of Net Income to Adjusted Net Income and Operating Cash Flow to Adjusted Operating Cash Flow

($ millions, except per share amounts in dollars) For the years ended December 31	2007	2006	2005
Net income from continuing operations	$1,110	$1,209	$395
Impact of elimination of Corporate Gold Sales Contracts	623	352	55
Adjusted net income from continuing operations	$1,733	$1,561	$450

Earnings per share from continuing operations(1)	$1.28	$1.44	$0.74
Impact of elimination of Corporate Gold Sales Contracts	0.72	0.42	0.10
Adjusted net income per share from continuing operations(1)	$2.00	$1.86	$0.84

Operating cash flow from continuing operations	$1,732	$2,122	$726
Impact of elimination of Corporate Gold Sales Contracts	636	367	56
Adjusted operating cash flow from continuing operations	$2,368	$2,489	$782

Operating cash flow per share from continuing operations(1)	$2.00	$2.52	$1.35
Impact of elimination of Corporate Gold Sales Contracts	0.73	0.44	0.10
Adjusted operating cash flow per share from continuing operations(1)	$2.73	$2.96	$1.45

(1)   Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.

EBITDA and Adjusted EBITDA

EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA and adjusted EBITDA per share represents net income, excluding income tax expense, interest expense, interest income and amortization, adjusted to reflect the impact of the deliveries into Corporate Gold Sales Contracts. We believe that EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share trends are valuable indicators of whether our operations are able to produce sufficient operating cash flow to fund working capital needs, to service our debt obligations, and to fund capital expenditures. We currently use the results depicted by EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share for these purposes. EBITDA, adjusted EBITDA, EBITDA per shares and adjusted EBITDA per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars) For the years ended December 31	2007	2006	2005
Net income from continuing operations	$1,110	$1,209	$401
Income taxes	(341)	(348)	(60)
Interest expense	(113)	(126)	(3)
Interest income	141	110	38
Amortization	1,004	735	427

EBITDA from continuing operations	$2,427	$2,308	$847
per share(1)	2.80	2.74	1.58
Impact of elimination of Corporate Gold Sales Contracts	636	367	56
Adjusted EBITDA from continuing operations(1)	3,063	2,675	903
per share(2)	$3.53	$3.18	$1.68

(1)   Calculated using EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.

(2)   Calculated using adjusted EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.

Realized Prices

Management uses a performance measure internally that represents revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. The use of this measure is intended to enable management to better understand the price realized each period for gold and copper sales. Management believes that this measure better reflects Barrick’s performance in each period and is a better indication of its expected performance in future periods. Changes in the unrealized mark-to-market value of non-hedge gold and copper derivatives occur each period due to changes in market factors such as spot and forward gold and copper prices. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. Management includes such unrealized mark-to-market gains and losses in a list of “special items” that have affected its results. These gains and losses relate to derivative instruments that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick’s realized price statistics, excluding unrealized mark-to-market value of non-hedge gold and copper derivatives, are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Derivatives from Realized Prices

($ millions, except per ounce/pound data in dollars)	Gold			Copper
For the years ended December 31	2007	2006	2005	2007	2006
Sales(1)	$5,027	$4,493	$2,348	$1,305	$1,137
Sales attributable to non-controlling interests(2)	(38)	52	(15)	—	—
Sales – equity basis	4,989	4,545	2,333	1,305	1,137
Unrealized non-hedge gold/copper derivative (gains) losses	(2)	7	—	(26)	14
Sales – equity basis, excluding non-hedge gold/copper derivative (gains) losses	4,987	4,552	2,333	1,279	1,151
Sales (thousands of ounces/millions lbs)	8,055	8,390	5,320	401	376
Realized gold/copper price per oz/lb (including unrealized non-hedge gold/copper derivative gains and losses)	619	542	439	3.25	3.02
Unrealized non-hedge gold/copper derivative (gains) losses – per ounce/pound	—	1	—	(0.06)	0.04
Realized gold/copper price per oz/lb (excluding unrealized non-hedge gold/copper derivative gains and losses)	$619	$543	$439	$3.19	$3.06

(1)   As per Barrick’s income statement.

(2)   Gold sales include sales attributable to South Deep in 2006, included in discontinued operations.

Total Cash Costs

Total cash costs per ounce are a non-GAAP financial measure. Total cash costs per ounce include all costs absorbed into inventory, as well as royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons mined. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.

We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated this mine in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.

In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.

The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.

Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper(1)
For the years ended December 31	2007	2006	2005	2007	2006
Cost of sales(2)	$2,842	$2,348	$1,198	$342	$393
Cost of sales at South Deep included in discontinued operations	—	101	—	—	—
Cost of sales attributable to non-controlling interests(3)	(15)	(63)	(8)	—	—
Inventory purchase accounting adjustments included in cost of sales(4)	—	(11)	—	(9)	(97)
Cost of sales – equity basis	2,827	2,375	1,190	333	296
Amortization at producing mines – consolidated	865	648	409	119	68
Amortization at South Deep included in discontinued operations	—	18	—	—	—
Amortization at producing mines attributable to non-controlling interests(3)	(6)	(16)	(5)	—	—
Amortization at producing mines – equity basis	859	650	404	119	68
Inventory purchase accounting adjustments(4)	—	11	—	9	97
Cost of sales including amortization and inventory purchase accounting adjustments – equity basis	$3,686	$3,036	$1,594	$461	$461

(1)   The 2005 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

(2)   The aggregate amount of cost of sales for gold and copper is as per Barrick’s income statement.

(3)   Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.

(4)   Based on our equity interest.

Total Cash Costs per Ounce/Pound

(Per ounce/pound information in dollars)	Gold			Copper(1)
For the years ended December 31	2007	2006	2005	2007	2006
Ounces/pounds sold – consolidated (thousands/millions)	8,108	8,566	5,333	401	376
Sales attributable to non-controlling interests(1)	(53)	(176)	(13)	—	—
Ounces/pounds sold – equity basis	8,055	8,390	5,320	401	376
Total cash costs per ounce/pound – equity basis	$350	$283	$224	$0.83	$0.79
Amortization per ounce/pound – equity basis	104	81	76	0.30	0.17
Inventory purchase accounting adjustments per ounce/pound	—	1	—	0.02	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests(2)	1	9	8	—	—
Total costs per ounce/pound(3) – consolidated basis	$455	$374	$308	$1.15	$1.22

(1)   The 2005 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

(2)   Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.

(3)   Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an orebody, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 137 to 138 – “Summary Gold Mineral Reserves and Mineral Resources.”

MINERAL RESOURCE: See pages 137 to 138 – “Summary Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or nonmetallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Management’s

Responsibility

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgments based on currently available information. The company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer
Toronto, Canada
February 20, 2008

Management’s Report on Internal Control
Over Financial Reporting

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. Barrick’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on that evaluation, Barrick’s management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which is located on pages 78–80 of Barrick’s Financial Report 2007.

Independent
Auditors’ Report

Independent Auditors’ Report

To the Shareholders of
Barrick Gold Corporation

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Barrick Gold Corporation (the “Company”) as at December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income, cash flow, shareholders’ equity and comprehensive income for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2007 and December 31, 2006 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 77 of the 2007 Annual Report to Shareholders. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exits, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2e to these consolidated financial statements. Our report to the shareholders dated February 20, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2008

Consolidated
Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2007	2006	2005
Sales (notes 4 and 5)	$6,332	$5,630	$2,348
Costs and expenses
Cost of sales(1) (note 6)	3,184	2,741	1,198
Amortization (note 4)	1,004	735	427
Corporate administration	155	142	71
Exploration (notes 4 and 7)	179	171	109
Project development expense (note 7)	188	119	32
Other expense (note 8a)	208	216	114
Impairment charges (note 8b)	65	23	16
	4,983	4,147	1,967
Interest income	141	110	38
Interest expense (note 20b)	(113)	(126)	(3)
Other income (note 8c)	103	93	46
	131	77	81
Income from continuing operations before income taxes and other items	1,480	1,560	462
Income tax expense (note 9)	(341)	(348)	(60)
Non-controlling interests (note 2c)	14	1	(1)
Equity in investees (note 12)	(43)	(4)	(6)
Income from continuing operations	1,110	1,209	395
Income from discontinued operations (note 3h)	9	297	—
Income before cumulative effect of changes in accounting principles	1,119	1,506	395
Cumulative effect of changes in accounting principles	—	—	6
Net income for the year	$1,119	$1,506	$401
Earnings per share data (note 10)
Income from continuing operations
Basic	$1.28	$1.44	$0.74
Diluted	$1.27	$1.42	$0.73
Net income
Basic	$1.29	$1.79	$0.75
Diluted	$1.28	$1.77	$0.75

(1)                     Exclusive of amortization (note 6).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2007	2006	2005
Operating Activities
Net income	$1,119	$1,506	$401
Amortization (note 4)	1,004	735	427
Income tax expense (notes 9 and 23)	341	348	60
Gains on sale of investments (note 8c)	(71)	(6)	(17)
Revisions to AROs at closed mines (notes 8a and 21)	6	53	15
Income taxes paid	(585)	(280)	(80)
Income from discontinued operations (note 3h)	(9)	(297)	—
Other items (note 11a)	(73)	63	(80)
Net cash provided by operating activities	1,732	2,122	726
Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(1,046)	(1,087)	(1,104)
Sales proceeds	100	8	8
Acquisitions, net of cash acquired of $13 million (2006: $1,108 million) (note 3)	(1,122)	(208)	—
Investments (note 12)
Purchases	(11)	(369)	(89)
Sales	625	46	10
Reclassifications (note 12)	(66)	—	—
Other investing activities (note 11b)	(42)	17	(5)
Net cash used in investing activities	(1,562)	(1,593)	(1,180)
Financing Activities
Capital stock
Proceeds on exercise of stock options	142	74	92
Dividends (note 24a)	(261)	(191)	(118)
Long-term debt (note 20b)
Proceeds	408	2,189	179
Repayments	(1,128)	(1,581)	(59)
Settlement of derivative instruments acquired with Placer Dome	(197)	(1,840)	—
Other financing activities	—	2	(1)
Net cash (used in) provided by financing activities	(1,036)	(1,347)	93
Cash Flows of Discontinued Operations
Operating activities	21	29	—
Investing activities	—	2,788	—
Financing activities	—	11	—
	21	2,828	—
Effect of exchange rate changes on cash and equivalents	9	(4)	—
Net increase (decrease) in cash and equivalents	(836)	2,006	(361)
Cash and equivalents at beginning of year (note 20a)	3,043	1,037	1,398
Cash and equivalents at end of year (note 20a)	$2,207	$3,043	$1,037

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Balance Sheets

Barrick Gold Corporation
At December 31 (in millions of United States dollars)	2007	2006
Assets
Current assets
Cash and equivalents (note 20a)	$2,207	$3,043
Accounts receivable (note 14)	256	234
Inventories (note 13)	1,118	931
Other current assets (note 14)	707	588
	4,288	4,796
Non-current assets
Investments (note 12)	142	646
Equity method investments (note 12)	1,074	327
Property, plant and equipment (note 15)	8,596	8,390
Intangible assets (note 16)	68	75
Goodwill (note 17)	5,847	5,855
Other assets (note 18)	1,936	1,421
Total assets	$21,951	$21,510
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$808	$686
Short-term debt (note 20b)	233	863
Other current liabilities (note 19)	255	303
	1,296	1,852
Non-current liabilities
Long-term debt (note 20b)	3,153	3,244
Asset retirement obligations (note 21)	892	843
Deferred income tax liabilities (note 23)	841	798
Other liabilities (note 22)	431	518
Total liabilities	6,613	7,255
Non-controlling interests	82	56
Shareholders’ equity
Capital stock (note 24)	13,273	13,106
Retained earnings	1,832	974
Accumulated other comprehensive income (note 25)	151	119
Total shareholders’ equity	15,256	14,199
Contingencies and commitments (notes 15 and 28)
Total liabilities and shareholders’ equity	$21,951	$21,510

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

Gregory C. Wilkins, Director	Steven J. Shapiro, Director

Consolidated Statements
of Shareholders’ Equity

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2007	2006	2005
Common shares (number in millions)
At January 1	864	538	534
Issued on exercise of stock options (note 26a)	6	3	4
Issued on acquisition of Placer Dome	—	323	—
At December 31	870	864	538
Common shares
At January 1	$13,106	$4,222	$4,129
Issued on exercise of stock options (note 26a)	142	74	93
Issued on acquisition of Placer Dome (note 3g)	—	8,761	—
Options issued on acquisition of Placer Dome (note 3g)	—	22	—
Recognition of stock option expense (note 26a)	25	27	—
At December 31	13,273	13,106	4,222
Retained earnings (deficit)
At January 1	974	(341)	(624)
Net income	1,119	1,506	401
Dividends (note 24a)	(261)	(191)	(118)
At December 31	1,832	974	(341)
Accumulated other comprehensive income (loss) (note 25)	151	119	(31)
Total shareholders’ equity at December 31	$15,256	$14,199	$3,850

Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2007	2006	2005
Net income	$1,119	$1,506	$401
Other comprehensive income (loss), net of tax (note 25)	32	150	(100)
Comprehensive income	$1,151	$1,656	$301

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated
Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, EUR, CLP, ARS, PGK and TZS are to Canadian dollars, Australian dollars, South African Rands, Euros, Chilean Pesos, Argentinean Pesos, Papua New Guinea Kina and Tanzanian Schillings respectively.

1 • Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce some copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, and a platinum group metals project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 • Significant Accounting Policies

a) Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2007, we amended the income statement classification of certain income and expense items, including non-hedge derivative gains and losses (see note 2e), to provide enhanced disclosure of significant business activities and reflect the increasing significance of amounts spent on those activities. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.

b) Principles of Consolidation

These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities we have the ability to control either through voting rights or means other than voting rights. FIN 46R provides guidance on the identification and reporting of entities controlled through means other than voting rights and defines such entities as variable interest entities (“VIEs”). We apply this guidance to all entities, including those in the development stage, except for unincorporated joint ventures, which are outside the scope of FIN 46R. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For VIEs where we are not the primary beneficiary we use the equity method of accounting.

For incorporated joint ventures (“JVs”) where we have the ability to exercise control, subject in some cases to protective rights held by our JV partners, we consolidate the JV and record a non-controlling interest for the interest held by our JV partner. For incorporated JVs where we do not have the ability to exercise control, we account for our investment using the equity method of accounting. For unincorporated JVs under which we hold an undivided interest in the assets and liabilities of the joint venture, we include our pro rata share of the assets and liabilities in our financial statements.

The following table illustrates our policy used to account for significant entities where we hold less than a 100% economic interest. We consolidate all other wholly owned entities.

Consolidation Method at December 31, 2007

	Entity type at December 31, 2007	Economic Interest	Method
North America
Round Mountain Mine	Unincorporated JV	50%	Pro Rata
Hemlo Property Mine	Unincorporated JV	50%	Pro Rata
Marigold Mine	Unincorporated JV	33%	Pro Rata
Cortez Mine(1)	Unincorporated JV	60%	Pro Rata
Turquoise Ridge Mine	Unincorporated JV	75%	Pro Rata
Pueblo Viejo Project	VIE	60%	Consolidation
Donlin Creek Project(2)	VIE	50%	Equity Method
South America
Cerro Casale Project	VIE	51%	Equity Method
Australia
Kalgoorlie Mine	Unincorporated JV	50%	Pro Rata
Porgera Mine(3)	Unincorporated JV	95%	Pro Rata
Reko Diq Project(4)	VIE	37.5%	Equity Method
Africa
Tulawaka Mine	Corporate Joint Venture	70%	Consolidation
Kabanga Project(5)	VIE	50%	Equity Method
Sedibelo Project(6)	Not Applicable	50%	Consolidation
Russia
Fedorova Project(7)	VIE	50%	Consolidation

(1)                   Including Cortez Hills Project.

(2)                   For the period from January 2006 until November 2007, we recorded our proportionate 70% share of project expenditures in project development expense based on the previous joint venture agreement. Effective in November 2007, a new agreement was reached with our partner which caused us to classify our interest as an equity method investment on a prospective basis (note 12).

(3)                   We hold an undivided interest in our share of assets and liabilities at the Porgera mine. In August 2007, we increased our ownership interest from 75% to 95% (note 3e).

(4)                   We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).

(5)                   In accordance with an agreement with our partner, in 2007 and 2006 our partner was responsible for funding 100% of exploration and project expenditures and we did not record any amounts for our economic interest in this period. After our partner has funded $145 million of exploration and project expenditures we will be responsible for funding our share of future expenditures. At December 31, 2007 our partner had spent $103 million of this funding commitment.

(6)                   Until completion of a bankable feasibility study (“BFS”), we are responsible for funding 100% of project expenditures at the Sedibelo project. In the year ended December 31, 2007, we recorded project development expenses totaling $22 million (2006: $10 million). On completion of a BFS, as part of our earn-in agreement, we are entitled to earn a 50% economic interest in the entity that owns the Sedibelo project and to recoup from our partner their 50% share of the costs to complete the BFS.

(7)                   In accordance with our agreement with minority shareholders, we have an earn-in option for an additional 29% interest in the entity that owns the rights to the Fedorova project (for a total 79% interest), provided that we deliver a BFS by January 1, 2009. We are responsible for funding 100% of project expenditures until the BFS is finalized, and therefore a non-controlling interest has not been recorded through December 31, 2007.

Entities Consolidated using the Pro Rata Method Income Statement and Cash Flow Information (100%)

For the years ended December 31	2007	2006	2005
Revenues	$2,076	$1,776	$1,009
Costs and expenses	(1,665)	(1,457)	(796)
Net income	$411	$319	$213
Operating activities(1)	$147	$473	$318
Investing activities(1)	$(139)	$(284)	$(75)
Financing activities(1),(2)	$81	$(185)	$(237)

(1)   Net cash inflow (outflow).

(2)   Includes cash flows between the joint ventures and joint venture partners.

Balance Sheet Information (100%)

At December 31	2007	2006
Assets
Inventories	$430	$365
Property, plant and equipment	2,620	2,468
Other assets	462	126
	$3,512	$2,959
Liabilities
Current liabilities	$216	$205
Long-term obligations	267	202
Deferred tax	47	42
	$530	$449

Non-controlling Interests – Income Statement

For the years ended December 31	2007	2006	2005
Pueblo Viejo project	$30	$9	$—
Tulawaka mine	(16)	(8)	(2)
Other	—	—	1
	$14	$1	$(1)

c)              Foreign Currency Translation

The functional currency of all our operations is the US dollar. We translate non-US dollar balances into US dollars as follows:

•                 Property, plant and equipment, intangible assets and equity method investments using historical rates;

•                 Available-for-sale securities using closing rates with translation gains and losses recorded in other comprehensive income;

•                 Asset retirement obligations using historical rates;

•                 Long-term debt using closing rates;

•                 Deferred tax assets and liabilities using closing rates with translation gains and losses recorded in income tax expense;

•                 Other assets and liabilities using closing rates with translation gains and losses recorded in other income/ expense; and

•                 Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

d)              Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; and uncertain tax positions. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

•                 The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense (note 15);

•                 Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge (note 15);

•                 Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances (note 23);

•                 The useful lives of tangible and intangible long-lived assets and the measurement of amortization (note 15);

•                 The fair value of asset retirement obligations (note 21);

•                 Whether to record a liability for loss contingencies and the amount of any liability (notes 15 and 28);

•                 Whether investments are other than temporarily impaired (note 12);

•                 The amount of income tax expense (note 9);

•                 Allocations of the purchase price in business combinations to assets and liabilities acquired, including goodwill (notes 3 and 17);

•                 Whether any impairments of goodwill have occurred and if so the amounts of impairment charges (note 17);

•                 Transfers of value beyond proven and probable reserves to amortized assets (note 15);

•                 Amounts recorded for uncertain tax positions (note 23), and

•                 The timing and amounts recorded of proceeds for insurable losses under insurance claims (note 15).

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

e)              Accounting Changes

Accounting Changes Implemented in 2007

FSP AUG AIR-1 – Accounting for Planned Major Maintenance Activities (FSP AIR-1)

On January 1, 2007, we adopted FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we adopted the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. The estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the expected date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. We adopted FSP AIR-1 on January 1, 2007. The implementation of this standard did not have a material impact on our Financial Statements.

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, no adjustment was required to the liability for unrecognized tax benefits.

Change in Financial Statement Presentation – Derivative Gains and Losses

In 2007, we made a change in the financial statement classification of changes in the fair value of derivative instruments that do not qualify for hedge accounting under FAS 133 (non-hedge derivatives), which was retroactively applied. Prior to this change, we recorded the change in fair value of all non-hedge derivative gains and losses as a component of other income, with the exception of changes in the fair value of embedded derivatives implicit in concentrate sales contracts, which were recorded as a component of revenue.

Beginning in 2007, we record changes in the fair value of non-hedge derivatives in a manner consistent with the intended purpose of the instrument as follows: gold and copper derivative instruments are recorded in revenue; silver and fuel derivative contracts are recorded in cost of sales; interest rate swaps are recorded in interest income or interest expense, depending on the intended purpose of the swap; and share purchase warrants are recorded in other income.

The impact of this change in accounting policy for prior periods was as follows:

	Increase (decrease)
For the years ended December 31	2006	2005
Gold revenue	$8	$(2)
Copper revenue	(14)	—
Cost of sales	5	(16)
Other expense	—	20
Interest income	9	—
Interest expense	—	(4)
Other income	2	2

Accounting Changes Implemented in 2006

FAS 123R, Accounting for Stock-Based Compensation

On January 1, 2006, we adopted FAS 123R. Prior to this date we applied FAS 123 and accounted for stock options under the intrinsic value method, recording compensation cost for stock options as the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price of stock options equaled the market price of the stock at the grant date resulting in no recorded compensation cost. We provided pro forma disclosure of the effect of expensing the fair value of stock options.

We adopted FAS 123R using the modified prospective method, which meant that financial statements for periods prior to adoption were not restated. From January 1, 2006 we recorded compensation expense for all new stock option grants based on the grant date fair value, amortized on a straight-line basis over the vesting period. We also recorded compensation expense for the unvested portion of stock option grants occurring prior to January 1, 2006, based on the grant date fair value that was previously estimated and used to provide for pro forma disclosures for financial statement periods prior to 2006, amortized on a straight-line basis over the remaining vesting period for those unvested stock options. Details of stock-based compensation expense are included in note 26.

The application of FAS 123R to Restricted Share Units (RSUs) and Deferred Share Units (DSUs) did not result in any significant change in the method of accounting for RSUs or DSUs.

FAS 151, Inventory Costs

FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities.

FAS 151 was applicable prospectively from January 1, 2006 and we modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are considered abnormal are excluded from inventory and charged directly to the cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FAS 151 did not have any significant effect on our financial statements.

FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans

In September 2006, the FASB issued FAS 158 that requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other post-retirement plans in their financial statements. FAS 158 was developed to respond to concerns that past accounting standards needed to be revisited to improve the transparency and usefulness of the information reported. Under past accounting standards, the funded status of an the difference between the plan assets and obligations) was not completely reported in the balance sheet. Employers reported an asset or liability that differed from the funded status because previous accounting standards allowed employers to delay recognition of certain changes in plan assets and obligations that affected the costs of providing such benefits. Past standards only required an employer to disclose the funded status of its plans in the notes to the financial statements.

FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation, as at the fiscal year-end. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation. FAS 158 also requires recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recorded as components of net periodic benefit cost. Amounts recorded in accumulated other comprehensive income are adjusted as they are subsequently recorded as components of net periodic cost. FAS 158 requires disclosure of information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the provisions of FAS 158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year-end, which is effective in fiscal years ending after December 15, 2008. The adoption of FAS 158 did not significantly impact our financial statements.

SEC Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)

In September 2006, the SEC issued SAB 108, which was effective in fourth quarter 2006 for Barrick. SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“the iron curtain method”) and an income statement approach (“the rollover method”). Barrick historically used the rollover method in quantifying potential financial statement misstatements. As required by SAB 108, we re-evaluated prior period immaterial errors using the iron curtain method. Based upon the result of our evaluation, we did not identify any material errors or misstatements that were previously deemed not material under the rollover approach.

Accounting Changes Implemented in 2005

EITF 04-6 Accounting for Stripping Costs Incurred During Production in the Mining Industry

In 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs incurred in the production phase. Prior to adopting EITF 04-6, we capitalized stripping costs incurred in the production phase, and we recorded amortization of the capitalized costs as a component of the cost of inventory produced each period. Under EITF 04-6, stripping costs are recorded directly as a component of the cost of inventory produced each period. Using an effective date of adoption of January 1, 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in the cost of inventory of $232 million; and a $6 million credit to earnings for the cumulative effect of this change. For 2005, the effect of adopting EITF 04-6 compared to the prior policy was an increase in net income of $44 million ($0.08 per share), excluding the cumulative effect on prior periods.

f) Accounting Developments

FAS 157, Fair Value Measurements (FAS 157)

In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157, there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.

In December 2007 the FASB issued FSP FAS 157-b, which provided a one year deferral until January 1, 2009 for the implementation of FAS 157 for non-financial assets and liabilities. The deferral is intended to provide the FASB additional time to consider the effects of various implementation issues that have arisen, or that may arise, from the application of FAS 157. Barrick is required to implement FAS 157 for financial assets and liabilities that are carried at fair value effective January 1, 2008. We do not expect the adoption of FAS 157 to have any significant impact on valuations of investments or derivative instruments.

FAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)

In February 2007 the FASB issued FAS 159, which allows an irrevocable option, Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Since the FVO is an instrument by instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.

FAS 159 will be effective for Barrick beginning in first quarter 2008 and must be applied prospectively. Barrick will not adopt the FVO on its eligible financial instruments, which include available-for-sale securities, equity method investments and long-term debt, existing as at January 1, 2008.

FAS 141(R), Business Combinations (FAS 141(R))

In December 2007 the FASB issued FAS 141(R), which will replace FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.

The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

g) Other Notes to the Financial Statements

	Note	Page
Significant acquisitions and divestitures	3	92
Segment information	4	95
Revenue and gold sales contracts	5	97
Cost of sales	6	99
Exploration and project development expense	7	100
Other (income) expense	8	100
Income tax expense	9	101
Earnings per share	10	102
Cash flow – other items	11	103
Investments	12	104
Inventories	13	107
Accounts receivable and other current assets	14	109
Property, plant and equipment	15	109
Intangible assets	16	111
Goodwill	17	112
Other assets	18	113
Other current liabilities	19	113
Financial instruments	20	113
Asset retirement obligations	21	123
Other non-current liabilities	22	124
Deferred income taxes	23	124
Capital stock	24	126
Other comprehensive income (loss)	25	127
Stock-based compensation	26	127
Post-retirement benefits	27	131
Litigation and claims	28	134

3 • Significant Acquisitions and Divestitures

For the years ended December 31	2007	2006	2005
Cash paid on acquisition(1)
Arizona Star	$722	$—	$—
Porgera (additional 20% interest)	259	—	—
Kainantu	135	—	—
Pioneer Metals	6	48	—
Placer Dome	—	160	—
	$1,122	$208	$—
Cash proceeds on sale(1)
Celtic(2)	21	—	—
Paddington Mill(3)	30	—	—
Grace Claim(3)	54	—	—
	$105	$—	$—
Cash proceeds on sale of discontinued operations
South Deep mine	$—	$1,209	$—
Operations sold to Goldcorp	—	1,619	—
	$—	$2,828	$—

(1)          All amounts are presented net of cash acquired/divested. Potential deferred tax adjustments may arise from these acquisitions.

(2)          Included within investment sales in the Consolidated Statement of Cash Flow.

(3)          Included within Property, Plant and Equipment sales in the Consolidated Statement of Cash flow.

a) Acquisition of 40% Interest in Cortez

In February 2008, our subsidiary, Barrick Gold Finance Inc., entered into a definitive purchase agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (“Rio Tinto”) to acquire its 40% interest in the Cortez property for $1.695 billion in cash consideration, due on closing, with a further $50 million payable if and when we add an additional 12 million ounces of contained gold resources to our December 31, 2007 reserve statement for Cortez. A sliding scale royalty is payable to Rio Tinto on 40% of all production in excess of 15 million ounces on and after January 1, 2008. The acquisition will consolidate 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property. We expect to fund the purchase price through a combination of our existing cash balances and by drawing down our line of credit. The agreement is subject to the normal and customary closing conditions and is expected to close in the first quarter of 2008.

b) Acquisition of Arizona Star Resources Corporation (“Arizona Star”)

On December 19, 2007, we paid $722 million which reflects the purchase price net of cash acquired of $8 million, for 40.7 million common shares of Arizona Star. These shares represent 94% of the outstanding common shares of Arizona Star on a fully-diluted basis. It is our intention to acquire the remaining outstanding Arizona Star common shares by way of a compulsory acquisition. The Offer price for Arizona Star’s common shares was CDN$18.00. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The purchase price allocation will be finalized in 2008 with the determination of the deferred tax portion, if any.

Purchase Cost

Purchase cost per agreement	$728
Purchase price adjustments and transaction costs	2
Less: cash acquired	(8)
$722

Preliminary Purchase Price Allocation

Equity investment in Cerro Casale project	$732
Total assets	732
Accounts payable	8
Non-controlling interest	2
Total liabilities	10
Net assets acquired	$722

c) Kainantu Acquisition

On December 12, 2007 we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for $135 million in cash, which reflects the purchase price, net of $7 million withheld pending certain permit renewals. The acquisition has been accounted for as a purchase of assets. The purchase price allocation will be finalized in 2008.

d) Sale of Paddington Mill

In 2007, we completed the sale of the Paddington mill and associated land tenements in Australia to Norton Goldfields Limited and the sale of certain land tenements to Apex Minerals for total proceeds of $32 million, $30 million in cash and $2 million in Apex Minerals NL shares, respectively. We recorded a gain of $8 million in other income on closing.

e) Porgera Mine Acquisition

In 2007, we completed the acquisition of an additional 20% interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited, for cash consideration of $259 million. The acquisition has been accounted for as a business combination. Following this transaction our interest in the Porgera mine increased from 75% to 95%. The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. We have entered into a call option deed regarding the possible sale of up to a 5% interest to the Government of Papua New Guinea, for the proportionate acquisition cost paid by Barrick.

Purchase Cost
Purchase cost agreement with Emperor Mines Limited	$250
Purchase price adjustments and transaction costs	14
Less: cash acquired	(5)
$259

Summary Purchase Price Allocation
Inventories	$17
Other current assets	2
Property, plant and equipment	145
Non-current ore in stockpiles	60
Deferred tax assets	20
Goodwill	34
Total assets	278
Current liabilities	11
Asset retirement obligations	8
Total liabilities	19
Net assets acquired	$259

f)  Acquisition of Pioneer Metals Inc. (“Pioneer”)

In 2006, we acquired control of Pioneer through the acquisition of 59.2 million shares, representing approximately 91% of the outstanding shares of Pioneer, for cash consideration of $54 million. Pioneer had a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold Resources Inc.’s (“NovaGold”) Galore Creek project. In 2007, we acquired all of the remaining outstanding shares of Pioneer for cash consideration of $6 million and recorded purchase price adjustments totaling $3 million.

Purchase Cost
Purchase cost	$63
Less: cash acquired	(9)
$54

The acquisition has been accounted for as a purchase of assets. The purchase price allocation was as follows:

Summary Purchase Price Allocation
Property, plant and equipment	$69
Total assets	69
Current liabilities	—
Deferred tax liabilities	15
Total liabilities	15
Net assets acquired	$54

In third quarter 2007 we sold the Grace property to Nova-Gold for cash proceeds of $54 million. There was no after-tax gain or loss arising on closing.

g)  Acquisition of Placer Dome Inc. (“Placer Dome”)

In first quarter 2006 we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that are in various stages of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek LLC (“Donlin Creek”) in the United States, and Pueblo Viejo in the Dominican Republic. The business combination between ourselves and Placer Dome was an opportunity to create a Canadian-based leader in the global gold mining industry, which strengthens our competitive position, including in respect of gold reserves, gold production, growth opportunities, and balance sheet strength.

Accounting for the Placer Dome Acquisition

The Placer Dome acquisition has been accounted for as a purchase business combination, with Barrick as the accounting acquirer. We acquired Placer Dome on January 20, 2006, with the results of operations of Placer Dome consolidated from January 20, 2006 onwards. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources.

Value of 322.8 million Barrick common shares issued at $27.14 per share(1)	$8,761
Value of 2.7 million fully vested stock options	22
Cash	1,239
Transaction costs	32
$10,054

(1)   The measurement of the common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement on December 22, 2005 of our final offer for Placer Dome.

In accordance with the purchase method of accounting, the purchase cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. The estimated fair values were based on a combination of independent appraisals and internal estimates. The excess of purchase cost over the net identifiable tangible and intangible assets acquired represents goodwill. Goodwill arising on the acquisition of Placer Dome principally represents the ability for the company to continue as a going concern by finding new mineral reserves as well as the value of synergies that we expect to realize as a direct consequence of the acquisition of Placer Dome. Details of the allocation of goodwill arising on acquisition are included in note 17.

On the acquisition of Placer Dome in first quarter 2006, we completed a preliminary purchase price allocation for assets and liabilities acquired. Amortization expense for the first three quarters of 2006 was based on this preliminary purchase price allocation. In fourth quarter 2006, we completed final purchase price allocations and updated our calculations of amortization expense prospectively. The effect of the final purchase price allocation on the amount of amortization expense recorded in 2007 compared to amounts recorded in 2006 based on the preliminary allocation, was an increase of $189 million.

The principal valuation methods for major classes of assets and liabilities were:

Inventory	Finished goods and work in process valued at estimated selling prices less disposal costs, costs to complete and a reasonable profit allowance for the completing and selling effort.

Building and equipment	Reproduction and/or replacement cost or market value for current function and service potential, adjusted for physical, functional and economic obsolescence.

Proven and probable reserves and value beyond proven and probable reserves at producing mines	Multi-period excess earnings approach considering the prospective level of cash flows and fair value of other assets at each mine.

Development projects	Discounted future cash flows considering the prospective level of cash flows from future operations and necessary capital cost expenditures.

Exploration properties	Appraised values considering costs incurred, earn-in agreements and comparable market transactions, where applicable.

Long-term debt and derivative instruments	Estimated fair values consistent with the methods disclosed in note 20c.

Asset retirement obligations	Estimated fair values consistent with the methods disclosed in note 21.

Final Summary Purchase Price Allocation
Cash	$1,102
Inventories	428
Other current assets	198
Property, plant and equipment
Buildings, plant and equipment	2,946
Proven and probable reserves	1,571
Value beyond proven and probable reserves	419
Intangible assets	85
Assets of discontinued operations(1)	1,744
Deferred tax assets	93
Other assets	254
Goodwill	6,506
Total assets	15,346
Current liabilities	669
Liabilities of discontinued operations(1)	107
Derivative instrument liabilities	1,729
Long-term debt	1,252
Asset retirement obligations	387
Deferred income tax liabilities	686
Total liabilities	4,830
Non-controlling interests	462
Net assets acquired	$10,054

(1)   Includes operations that were sold to Goldcorp Inc.

At acquisition we recorded liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that were closed during the year. All amounts were settled by the end of 2007.

h)  Discontinued Operations

Results of Discontinued Operations
For the years ended December 31	2007	2006	2005
Gold sales
South Deep operations	$—	$158	$—
Operations sold to Goldcorp	—	83	—
	$—	$241	$—
Income before tax
South Deep	9	8	—
Gain on sale of South Deep	—	288	—
Operations sold to Goldcorp	—	1	—
	$9	$297	$—

South Deep

On December 1, 2006, we sold our 50% interest in the South Deep mine in South Africa to Gold Fields Limited (“Gold Fields”). The consideration on closing was $1,517 million, of which $1,209 million was received in cash and $308 million in Gold Fields shares. On closing we recorded a gain of $288 million, representing the consideration received less transaction costs and the carrying amount of net assets of South Deep, including goodwill relating to South Deep of $651 million.

The results of the operations of South Deep in 2006 are presented under “discontinued operations” in the income statement and cash flow statement. As required by accounting rules applicable to discontinued operations, amortization of property, plant and equipment at South Deep ceased on September 1, 2006, the date when they were classified as held for sale, and we allocated interest expense of $2 million to these discontinued operations.

In second quarter 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine’s Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. Repair costs for assets that were damaged were expensed as incurred. We were insured for property damage and a portion of business interruption losses. In fourth quarter 2006 we recorded a receivable for insurance recoveries of $12 million related to this incident. In second quarter 2007, a final settlement was reached with Gold Fields on the allocation of insurance proceeds and, as a result, we recorded further proceeds of $9 million within income from discontinued operations. During the third quarter, $21 million was received in cash and has been classified under Cash Flows of Discontinued Operations in our Consolidated Statement of Cash Flows.

Operations Sold to Goldcorp

In second quarter 2006, we sold all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, our share in Agua de la Falda S.A., which included our interest in the Jeronimo project, to Goldcorp Inc. (“Goldcorp”) (collectively, the “Operations sold to Goldcorp’’). Goldcorp is responsible for all liabilities relating solely to these properties and operations, including employment commitments and environmental, closure and reclamation liabilities.

The sales proceeds for the operations sold to Goldcorp were $1,641 million. The aggregate net amount of assets and liabilities of these operations were recorded in the purchase price allocation at $1,641 million based on the terms of the sale agreement with Goldcorp that was in place at the time we acquired Placer Dome.The results of the operations sold to Goldcorp were included under “discontinued operations” in the income statement and cash flow statement until closing. Interest expense of $21 million was allocated to the results from the operations sold to Goldcorp. No gain or loss arose on closing of the sale.

4  •  Segment Information

Income Statement Information	Sales			Segment cost of sales			Segment income(1)
For the years ended December 31	2007	2006	2005	2007	2006	2005	2007	2006	2005
Gold
North America	$2,001	$1,791	$1,247	$1,194	$1,052	$693	$493	$492	$341
South America	1,306	1,131	506	408	311	137	664	693	268
Australia Pacific	1,292	1,144	411	945	757	260	108	201	105
Africa	428	427	184	295	228	108	55	111	27
Copper
South America	1,065	955	—	233	283	—	752	621	—
Australia Pacific	240	182	—	109	110	—	92	55	—
	$6,332	$5,630	$2,348	$3,184	$2,741	$1,198	$2,164	$2,173	$741

(1)          Segment income represents segment sales, less cost of sales and amortization.

Income Statement Information	Exploration(1)			Regional business unit costs(1)
For the years ended December 31	2007	2006	2005	2007	2006	2005
North America	$70	$64	$34	$27	$32	$16
South America	40	22	19	23	19	6
Australia Pacific	46	44	13	38	38	16
Africa	15	22	34	11	1	—
Other expenses outside reportable segments	8	19	9	—	—	—
	$179	$171	$109	$99	$90	$38

(1)   Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

Geographic Information	Long-lived assets(1)			Sales(2)
For the years ended December 31	2007	2006	2005	2007	2006	2005
North America
United States	$2,638	$2,518	$1,431	$1,882	$1,702	$1,068
Canada	1,528	976	313	119	89	179
Dominican Republic	139	78	—	—	—	—
South America
Peru	392	492	540	1,033	878	506
Chile	1,764	1,599	269	1,065	955	—
Argentina	1,048	1,014	843	273	253	—
Australia Pacific
Australia	1,724	2,142	815	1,250	1,116	411
Papua New Guinea	702	438	—	282	210	—
Africa
Tanzania	1,336	993	669	428	427	184
Other	477	534	301	—	—	—
	$11,748	$10,784	$5,181	$6,332	$5,630	$2,348

(1)   Long-lived assets include property, plant and equipment and other tangible non-current assets.

(2)   Presented based on the location in which the sale originated.

Reconciliation of Segment Income to Income from Continuing

Operations Before Income Taxes and Other Items

For the years ended December 31	2007	2006	2005
Segment income	$2,164	$2,173	$741
Amortization of corporate assets	(20)	(19)	(18)
Exploration	(179)	(171)	(109)
Project development expense	(188)	(119)	(32)
Corporate administration	(155)	(142)	(71)
Other expenses	(208)	(216)	(114)
Impairment charges(1)	(65)	(23)	(16)
Interest income	141	110	38
Interest expense	(113)	(126)	(3)
Other income	103	93	46
Income from continuing operations before income taxes and other items	$1,480	$1,560	$462

(1)   In 2007, impairment charges include $42 million of goodwill impairments in the North America region.

Asset Information	Segment long-lived assets			Amortization			Segment capital expenditures(1)
For the years ended December 31	2007	2006	2005	2007	2006	2005	2007	2006	2005
Gold
North America	$4,305	$3,572	$1,744	$314	$247	$213	$236	$226	$218
South America	1,922	1,829	1,652	234	127	101	343	343	525
Australia Pacific	2,310	2,434	815	239	186	46	208	313	308
Africa	1,336	993	669	78	88	49	240	93	45
Copper
South America	1,282	1,276	—	80	51	—	27	17	—
Australia Pacific	116	146	—	39	17	—	11	22	—
Segment total	11,271	10,250	4,880	984	716	409	1,065	1,014	1,096
Cash and equivalents	2,207	3,043	1,037	—	—	—	—	—	—
Other current assets	2,081	1,753	711	—	—	—	—	—	—
Intangible assets	68	75	—	—	—	—	—	—	—
Goodwill	5,847	5,855	—	—	—	—	—	—	—
Other items not allocated to segments	477	534	301	20	19	18	25	17	8
Enterprise total	$21,951	$21,510	$6,929	$1,004	$735	$427	$1,090	$1,031	$1,104

(1)                     Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. In 2007, cash expenditures were $1,046 million (2006: $1,087 million; 2005: $1,104 million) and the increase in accrued expenditures were $44 million (2006: $(56) million; 2005: nil).

5 • Revenue and Gold Sales Contracts

For the years ended December 31	2007	2006	2005
Gold bullion sales(1)
Spot market sales	$3,823	$3,957	$1,938
Gold sales contracts	1,026	369	300
	4,849	4,326	2,238
Concentrate sales(2)	178	167	110
	$5,027	$4,493	$2,348

Copper sales(1),(3)
Copper cathode sales	$1,063	$937	$—
Concentrate sales	242	200	—
	$1,305	$1,137	$—

(1)       Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 20c and 25).

(2)       Gold sales include gains and losses on gold derivative contracts which have been economically offset, but not yet settled, and on embedded derivatives in smelting contracts: 2007: $4 million loss (2006: $4 million gain; 2005: $3 million gain).

(3)       Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and on embedded derivatives in copper smelting contracts: 2007: $53 million gain (2006: $14 million loss; 2005: $nil).

Principal Products

All of our gold mining operations produce gold in doré form, except Eskay Creek, which produces gold concentrate and gold doré; Bulyanhulu which produces both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market or under gold sales contracts. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce pure copper cathode, which consists of 99.9% copper, a form that is deliverable for sale in world metals exchanges.

Revenue Recognition

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue in 2007 is presented net of direct sales taxes of $15 million (2006: $16 million; 2005: $nil).

Gold Bullion Sales

We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of byproducts such as silver are classified within cost of sales.

Gold Sales Contracts

At December 31, 2006, we had 2.5 million ounces of Corporate Gold Sales Contracts. We delivered 2.5 million ounces into the Corporate Gold Sales Contracts at an average price of $404 per ounce in the first half of 2007. At December 31, 2007, there were no remaining Corporate Gold Sales Contracts. At December 31, 2007, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production of which 1.7 million ounces are at floating spot prices.

The terms of gold sales contracts are governed by master trading agreements (MTAs) that we have in place with customers. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of gold adjusted based on the difference between the previously fixed price and the market gold price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set.

Mark-to-Market Value

		Total	At Dec. 31,
		ounces in	2007
$	millions	millions	value(1)
Project Gold Sales Contracts		9.5	$(4,626)

(1)          At a spot gold price of $834 per ounce.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount outstanding in accounts receivable is typically between ten and fifteen thousand ounces of gold and four and seven million pounds of copper.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount outstanding in accounts receivable is between twenty and thirty million pounds of copper.

6 • Cost of Sales

	Gold			Copper
For the years ended December 31	2007	2006	2005	2007	2006	2005
Cost of goods sold(1)	$2,757	$2,294	$1,249	$337	$390	$—
By-product revenues(2),(3)	(105)	(123)	(132)	(2)	(1)	—
Royalty expense	161	150	63	7	4	—
Mining production taxes	29	27	18	—	—	—
	$2,842	$2,348	$1,198	$342	$393	$—

(1)       Cost of goods sold includes accretion expense at producing mines of $40 million (2006: $31 million; 2005: $11 million). Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $13 million in 2007; $28 million in 2006 and $15 million in 2005. The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization.” Some companies present this amount under “cost of sales.” The amount presented in amortization rather than cost of sales was $984 million in 2007; $716 million in 2006 and $409 million in 2005.

(2)       We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2007, we had sales contract commitments to deliver 18.2 million ounces of silver over periods up to 10 years. The mark-to-market on silver sales contracts at December 31, 2007 was negative $111 million (2006: negative $100 million; 2005: $52 million).

(3)       By-product credits include gains and losses on economic silver hedges that do not qualify for hedge accounting treatment: 2007: $nil (2006: $5 million loss; 2005: $nil).

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike, Bulyanhulu and Veladero mines and the Pascua-Lama project. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

•                             Net profits interest (NPI) royalty,

•                             Net smelter return sliding scale (NSRSS) royalty,

•                             Gross proceeds sliding scale (GPSS) royalty

•                             Gross smelter return (GSR) royalty,

•                             Net Value (NV) royalty, and a

•                             Land tenement (LT) royalty

Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.

Producing mines	Type of royalty
North America
Goldstrike	0%–5% NSR, 0%–6% NPI
Eskay Creek	1% NSR
Williams	1.5% NSR, 0.5% NV, 1% NV
David Bell	3% NSR
Round Mountain	3.53%–6.35% NSRSS
Bald Mountain	3.5%–4% NSR
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez – Pipeline/
South Pipeline deposit	0.4%–5% GSR
Cortez – portion of Pipeline/
South Pipeline deposit	5% NV
South America
Veladero	3.75% modified NSR
Lagunas Norte	2.51% NSR
Australia
Porgera	2% NSR
Queensland and Western
Australia production	2.5%–2.7% of gold revenue
Africa
Bulyanhulu	3% NSR
North Mara	3% NSR
North Mara – Gokona pit	3% NSR, 1.1% LT

7 • Exploration and Project Development Expense

For the years ended December 31	2007	2006	2005
Exploration:
Minesite exploration	$63	$54	$27
Projects	116	117	82
	$179	$171	$109
Project development expense:
Pueblo Viejo(1)	67	25	—
Donlin Creek(2)	32	37	—
Sedibelo	22	10	—
Fedorova	18	—	—
Buzwagi	5	12	5
Pascua-Lama	12	8	7
Cowal(3)	—	1	9
Other	32	26	11
	$188	$119	$32

(1)       Represents 100% of project expenditures. We record a non-controlling interest credit for our partner’s share of expenditures within “non-controlling interests” in the income statement.

(2)       Amounts for 2007 include a recovery of $64 million of cumulative project costs from our partner. See note 12 for further details.

(3)       The Cowal mine began production in second quarter 2006.

Accounting Policy

We capitalize costs incurred at projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable reserves, costs incurred at projects are considered project development expenses that are expensed as incurred. Project costs include: drilling costs; costs to prepare engineering scoping and feasibility studies; metallurgical testing; permitting; and sample mining. The cost of start-up activities at mines and projects such as recruiting and training are also expensed as incurred within project development expense. Drilling costs incurred at our operating mines are expensed as incurred as mine site exploration expense, unless we can conclude with a high degree of confidence, prior to the commencement of a drilling program, that the drilling costs will result in the conversion of a mineral resource into a proven and probable reserve. Our assessment of confidence is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. The costs of a drilling program that meets our highly confident threshold are capitalized as mine development costs.

The Pueblo Viejo, Donlin Creek, Sedibelo, and Fedorova projects are in various stages and none of the projects had met the criteria for cost capitalization at December 31, 2007. The Reko Diq project is owned through an equity investee and project expenses are included in “equity investees” in the income statement (see note 12).

Effective May 1, 2007, we determined that mineralization at Buzwagi met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing costs that meet the definition of an asset at Buzwagi.

Funding of our partner’s share of ongoing project expenses for Donlin Creek, which is recoverable from the other partner, is shown under loans issued to joint venture partners under investing activities in the cash flow statement.

8  •  Other Expense

a)  Other Expenses

For the years ended December 31	2007	2006	2005
Regional business unit costs(1)	$99	$90	$38
Community development costs(2)	28	15	—
Environmental costs	15	11	17
World Gold Council fees	12	13	10
Changes in estimate of AROs at closed mines(3)	6	53	15
Accretion expense at closed mines (note 21)	10	8	10
Non-hedge derivative losses (note 20c)	8	—	12
Currency translation losses	1	—	—
Pension and other post-retirement benefit expense (notes 27b and 27e)(4)	5	3	8
Other items	24	23	4
	$208	$216	$114

(1)       Relates to costs incurred at regional business unit offices.

(2)       In 2007, amounts relate to community programs in Peru, Tanzania and Papua New Guinea. In 2006, amounts related to community programs in Peru and Tanzania.

(3)       In 2006, amount relates to change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada.

(4)       For the year ended December 31, 2007, $nil million of pension credit that relates to active employees at producing mines is included in cost of sales (2006: $4 million; 2005: $nil), and $nil million is included in corporate administration (2006: $2 million; 2005: $nil).

Environmental Costs

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

b) Impairment Charges

For the years ended December 31	2007	2006	2005
Impairment of goodwill (note 17)(1)	$42	$—	$—
Impairment charges on investments (note 12)(2)	23	6	16
Impairment of long-lived assets(3)	—	17	—
	$65	$23	$16

(1)       In 2007, the carrying amounts of Eskay Creek and Golden Sunlight were tested for impairment as part of the annual goodwill impairment test. Impairment charges of $7 million and $35 million respectively, were recorded to reduce the carrying amount for goodwill to its implied fair value.

(2)       In 2007, we recorded an impairment charge on Asset Backed Commercial Paper of $20 million.

(3)       In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value.

c)              Other Income

For the years ended December 31	2007	2006	2005
Non-hedge derivative gains (note 20c)	$—	$2	$—
Currency translation gains	—	2	3
Gains on sale of assets(1)	2	9	5
Gains on sale of investments (note 12)	71	6	17
Gain on vend-in to Highland Gold (note 12)	—	51	—
Royalty income	17	10	6
Sale of water rights	5	5	—
Other	8	8	15
	$103	$93	$46

(1)                     In 2007, we sold certain properties in South America and Australia, including an $8 million gain on the sale of the Paddington Mill. In 2006, we sold certain properties in Canada and Chile. In 2005, we sold some land positions in Australia.

9  •  Income Tax Expense

For the years ended December 31	2007	2006	2005
Current
Canada	$(3)	$13	$(3)
International	518	444	93
	$515	$457	$90
Deferred
Canada	$19	$(131)	$(6)
International	(25)	46	(8)
	$(6)	$(85)	$(14)
Income tax expense before elements below	$509	$372	$76
Net currency translation gains on deferred tax balances	(76)	(5)	(11)
Canadian tax rate changes	64	12	—
Change in tax status in Australia	—	(31)	(5)
Release of end of year valuation allowances – Tanzania	(156)	—	—
Total expense	$341	$348	$60

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $439 million and Australian deferred tax liabilities with a carrying amount of approximately $95 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains arising totaling $76 million. These gains are included within deferred tax expense/recovery.

Canadian Tax Rate Changes

In the second and fourth quarters of 2007 and the second quarter of 2006, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $64 million in 2007 and $35 million in 2006 that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $23 million to reflect the impact on the measurement of deferred income tax assets and liabilities.

Change in Tax Status in Australia

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

Release of Tanzanian Valuation Allowances

In 2007, we released $156 million of end of year deferred tax valuation allowances in Tanzania due to the impact of higher market gold prices.

Reconciliation to Canadian Statutory Rate For the years ended December 31	2007	2006	2005
At 36.12% (2006 36.12% and 2005: 38%) statutory rate	$535	$563	$176
Increase (decrease) due to:
Allowances and special tax deductions(1)	(99)	(55)	(92)
Impact of foreign tax rates(2)	38	(131)	(54)
Expenses not tax-deductible	63	20	9
Net currency translation gains on deferred tax balances	(76)	(5)	(11)
Release of end of year valuation allowances – Tanzania	(156)	—	—
Release of valuation allowances – Other	(88)	(53)	(32)
Valuation allowances set up against current year tax losses	5	7	59
Impact of changes in tax status in Australia	—	(31)	(5)
Canadian tax rate changes	64	12	—
Withholding taxes	17	19	8
Mining taxes	19	9	1
Other items	19	(7)	1
Income tax expense	$341	$348	$60

(1)       We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

(2)       We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period. Amounts in 2007, included the impact of losses realized on deliveries into corporate gold sales contracts in a low tax jurisdiction.

10 • Earnings per share

For the years ended December 31 ($ millions, except shares in millions	2007		2006		2005
and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income from continuing operations	$1,110	$1,110	$1,209	$1,209	$395	$395
Plus: interest on convertible debentures	—	2	—	4	—	—
Income available to common shareholders and after assumed conversions	1,110	1,112	1,209	1,213	395	395
Income from discontinued operations	9	9	297	297	—	—
Income before cumulative effect of changes in accounting principles	1,119	1,121	1,506	1,510	395	395
Cumulative effect of changes in accounting principles	—	—	—	—	6	6
Net income	$1,119	$1,121	$1,506	$1,510	$401	$401
Weighted average shares outstanding	867	867	842	842	536	536
Effect of dilutive securities
Stock options	—	3	—	4	—	2
Convertible debentures	—	9	—	9	—	—
	867	879	842	855	536	538
Earnings per share
Income from continuing operations	$1.28	$1.27	$1.44	$1.42	$0.74	$0.73
Income before cumulative effect of changes in accounting principles	$1.29	$1.28	$1.79	$1.77	$0.74	$0.73
Net income	$1.29	$1.28	$1.79	$1.77	$0.75	$0.75

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

11 • Cash Flow – Other Items

a) Operating Cash Flows – Other Items

For the years ended December 31	2007	2006	2005
Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 8a and 8c)	$1	$(2)	$(3)
Accretion expense (note 21)	50	39	21
Cumulative accounting changes	—	—	(6)
Amortization of discount/premium on debt securities (note 20b)	(3)	(12)	—
Amortization of debt issue costs (note 20b)	9	12	2
Stock option expense (note 26)	25	27	—
Non-hedge derivative gold options	30	14	—
Hedge losses on acquired gold hedge position	2	165	—
Gain on Highland vend-in (note 8c)	—	(51)	—
Gain on Kabanga transaction (note 8c)	—	—	(15)
Equity in investees (note 12)	43	4	6
Gain on sale of long-lived assets (note 8c)	(2)	(9)	(5)
Impairment charges (notes 8b and 12)	65	23	16
Losses on write-down of inventory (note 13)	13	28	15
Non-controlling interests (note 2b)	(14)	(1)	1
ARO reduction	(15)	—	—
Net changes in operating assets and liabilities	(244)	(142)	(82)
Settlement of AROs (note 21)	(33)	(32)	(30)
Other net operating activities	$(73)	$63	$(80)
Operating cash flow includes payments for:
Pension plan contributions (note 27a)	$49	$36	$20
Interest (net of amounts capitalized)	$236	$211	$108

b) Investing Cash Flows – Other Items

For the years ended December 31	2007	2006	2005
Loans to joint venture partners	$(47)	$—	$—
Non-hedge derivative copper options	(23)	—	—
Decrease in restricted cash (note 14)	19	—	—
Other	9	17	(5)
Other net investing activities	$(42)	$17	$(5)

c) Non-Cash Investing and Financing Activities

Donlin Creek

In 2007, we formed a limited liability company with NovaGold to advance the Donlin Creek project. We determined that we share joint control with NovaGold and we use the equity method of accounting for our investment in Donlin Creek. The initial cost of our investment is $64 million.

Placer Dome Acquisition

We purchased all of the common shares of Placer Dome in 2006 for $10,054 million (see note 3g). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired(1)	$15,346
Consideration paid	10,054
Liabilities assumed(2)	$4,830

(1)       Includes cash of $1,102 million.

(2)       Includes debt obligations of $1,252 million (note 20b).

Vend-in of Assets to Highland Gold (“Highland”)

In 2006 we exchanged various interests in mineral properties for 34.3 million Highland shares with a value of $95 million at the time of closing of the transaction (see note 12).

Sale of South Deep

In 2006 we sold the South Deep mine to Gold Fields Limited (“Gold Fields”) for $1,517 million. The proceeds included 18.7 million Gold Fields common shares with a value of $308 million (see note 3h).

12 • Investments

	2007		2006
		Gains		Gains
	Fair	(losses)	Fair	(losses)
At December 31	value	in OCI	value	in OCI
Available-for-sale securities in an unrealized gain position
Benefit plans:(1)
Fixed-income securities	$4	$—	$5	$—
Equity securities	14	1	16	2
Other investments:
NovaGold	—	—	231	13
Gold Fields	—	—	314	6
Other equity securities	73	41	77	33
	91	42	643	54
Securities in an unrealized loss position
Other equity securities(2)	5	(1)	3	(1)
	$96	$41	$646	$53
Held-to-maturity securities
Asset-Backed Commercial Paper	46	—	—	—
	$142	$41	$646	$53

(1)       Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

(2)       Other equity securities in a loss position consist of investments in various junior mining companies.

Accounting Policy for Available-for-Sale Securities

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. Investments in debt securities that we intend to hold to maturity are classified as held-to-maturity. Held-to-maturity investments are recorded at amortized cost. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other-than-temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.

Available-for-Sale Securities Continuity

	Goldfields	NovaGold	Other	Total
January 1, 2005	$—	$—	$61	$61
Purchases	—	—	31	31
Sales proceeds	—	—	(10)	(10)
Mark-to-market adjustments	—	—	(20)	(20)

January 1, 2006	—	—	62	62
Purchases	—	218	27	245
Received in consideration for sale of South Deep (note 3h)	308	—	—	308
Sales proceeds	—	—	(46)	(46)
Mark-to-market adjustments	6	13	58	77

January 1, 2007	314	231	101	646
Purchases	—	—	11	11
Sales proceeds	(356)	(221)	(48)	(625)
Mark-to-market adjustments	42	(10)	32	64
December 31, 2007	$—	$—	$96	$96

Gold Fields Limited (“Gold Fields”)

The investment in Gold Fields was acquired on December 1, 2006, as partial consideration for the sale of our interest in South Deep and was recorded net of an initial liquidity discount of $48 million to reflect a 120-day restriction on our ability to trade the shares. During 2007, we sold our entire position of 18.7 million shares for proceeds of $356 million and recorded a gain of $48 million.

NovaGold Resources Inc. (“NovaGold”)

During 2007, we sold our entire investment in NovaGold for proceeds of $221 million and we recorded a gain of $3 million on the sale.

Asset-Backed Commercial Paper (“ABCP”)

As at December 31, 2007, we held $66 million of Asset-Backed Commercial Paper (“ABCP”) which has matured, but for which no payment has been received. On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the “Montreal Proposal ABCP”).

On December 23, 2007, a tentative deal was reached between investors and banks to restructure the majority of the Montreal Proposal ABCP. It has been determined that our ABCP investments are ineligible for inclusion in the proposed Master Asset Partnerships. As with other ineligible Montreal Proposal ABCP, our investments will be restructured on an individual basis and will not be pooled with other Montreal Proposal ABCP assets. Our investments will maintain exposure to the existing underlying ineligible assets. New floating rate notes will be issued with maturities and interest rates based on the respective maturities and amounts available from the underlying investments. We have assessed the fair value of the ABCP considering the best available data regarding market conditions for such investments at December 31, 2007. We recorded an impairment of $20 million in 2007 on the ABCP investments.

Our ownership of ABCP investments is comprised of trust units which have underlying investments in various securities. The underlying investments are further represented by residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations. We have based the 30% impairment on our assessment of the inherent risks associated with the underlying investments. The 30% impairment is comprised of reductions for credit, liquidity and market risk of 5%, 20% and 5%, respectively. The impairment is further supported by an indicative value obtained from a third party. We believe that our valuation approximates fair value. The impairment of our ABCP investments has no effect on our investment strategy or covenant compliance.

There is currently no certainty regarding the outcome of the ABCP investments and therefore there is uncertainty in estimating the amount and timing of cash flows associated. This ABCP was classified under Other Investments at December 31, 2007, and as an investing activity in the Consolidated Statement of Cash Flow.

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Other	Total
At January 1, 2005	$86	$—	$—	$—	$—	$86
Purchases	50	—	—	—	8	58
Equity pick-up	(5)	—	—	—	(1)	(6)

At January 1, 2006	131	—	—	—	7	138
Purchases	—	123	—	—	1	124
Vend-in	71	—	—	—	—	71
Equity pick-up	(3)	—	—	—	(1)	(4)
Impairment charges	—	—	—	—	(2)	(2)

At January 1, 2007	199	123	—	—	5	327
Acquired under Arizona Star acquisition	—	—	732	—	—	732
Reclassifications	—	—	—	64	(4)	60
Equity pick-up	(30)	(14)	—	—	1	(43)
Impairment charges	—	—	—	—	(2)	(2)
At December 31, 2007	$169	$109	$732	$64	$—	$1,074

Accounting Policy for Equity Method Investments

Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. For an investment in a company that represents a business, if the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount of each investment in an equity investee is evaluated for impairment using the same method as an available-for-sale security.

Highland Gold Mining Ltd. (“Highland”)

We acquired 11 million common shares for cash of $50 million in 2005; and 34.3 million common shares as part of a vend-in transaction in 2006.

On November 17, 2006, we entered into an agreement with Highland to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares increasing our ownership of Highland from 20% to 34%. In effect, we contributed our 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. As part of the transaction, we seconded several of our employees to Highland, and received two additional Board seats. Completion of the transaction occurred on December 15, 2006. On closing, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in other income to the extent of the ownership in Highland held by independent third parties, and the balance of $25 million as a reduction in the carrying amount of our investment in Highland. The Fedorova PGM deposit was not included in this transaction.

The difference between the cost of our investment in Highland and the underlying historic cost of net assets was $111 million at June 30, 2007.

During 2007, Highland announced the issue of 130.1 million new shares for $400 million. The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. The first tranche of 65 million shares was completed on December 11, 2007 giving Millhouse a 25% interest in Highland and reducing our position to 25.4%. The second tranche of 65 million shares was completed on January 16, 2008 giving Millhouse a 40% interest in Highland and further reducing our interest to 20.3%.

On completion of the first tranche, Millhouse is entitled to appoint 3 of 9 Directors to the Board. On completion of the second tranche, Millhouse is entitled to appoint the CEO of Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to account for the investment in Highland under the equity method of accounting.

Donlin Creek

In January 2006, as part of the acquisition of Placer Dome, we acquired an interest in the Donlin Creek project. Under a pre-existing joint venture agreement we held the right to earn a 70% interest in the project subject to meeting certain conditions under the agreement. In December 2007, we restructured our agreement with our joint venture partner and formed a limited liability company, Donlin Creek LLC, to advance the Donlin Creek project. Donlin Creek has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. We own 50% of the limited liability company.

We determined that Donlin Creek LLC is a VIE and consequently used the principles of FIN 46R to determine how to account for our ownership interest. We concluded that neither ourselves nor NovaGold are a primary beneficiary and neither ourselves nor NovaGold have the right to control Donlin Creek under the limited liability company agreement. We determined that we share joint control with NovaGold, and because Donlin Creek is a corporate joint venture we use the equity method of accounting for our investment in Donlin Creek. The initial cost of our investment in Donlin Creek is $64 million and represents the cost basis of assets transferred into the limited liability company. Our maximum exposure to loss in this entity is limited to the carrying amount of our investment in Donlin Creek, which totaled $64 million and accounts receivable from our partner totaling a further $64 million that are collateralized against NovaGold’s interest in the value of Donlin Creek as of December 31, 2007.

Atacama Copper Pty Limited (“Atacama Copper”)

In September 2006, we acquired a 50% interest in Atacama Copper. The other 50% interest in Atacama Copper is owned by Antofagasta plc. Atacama Copper is responsible for advancing the Reko Diq project. The Reko Diq project is located in Pakistan and comprises a variety of exploration licenses, an interest in some of which has been retained by the government of Balochistan.

We determined that Atacama Copper is a VIE and consequently we have used the principles of FIN 46R to determine how to account for our ownership interest. We concluded that neither ourselves nor Antofagasta are a primary beneficiary and consequently we evaluated whether either ourselves or Antofagasta have the right to control Atacama under the joint venture agreement. We determined that we share joint control with Antofagasta and because Atacama is a corporate joint venture we use the equity method of accounting for our investment. Our maximum exposure to loss in this entity is limited to our investment in Atacama, which totaled $109 million as of December 31, 2007, and amounts we will prospectively fund for Atacama’s interim exploration program.

Companía Minera Casale (“Cerro Casale”)

In December 2007, we acquired 94% of the common shares of Arizona Star. We have determined that Arizona Star’s interest in the entity that holds the Cerro Casale deposit is a VIE and consequently we have used the principles of FIN 46R to determine how to account for this ownership interest. We evaluated whether either ourselves or Kinross have the right to control Cerro Casale under the joint venture agreement and we determined that we share joint control with Kinross. Therefore, neither ourselves nor Kinross are a primary beneficiary and because Cerro Casale is a corporate joint venture, we use the equity method of accounting for Arizona Star’s investment in Cerro Casale. Our maximum exposure to loss in this entity is limited to our investment in Cerro Casale, which totaled $732 million as of December 31, 2007.

13 • Inventories

	Gold		Copper
At December 31	2007	2006	2007	2006
Raw materials
Ore in stockpiles	$698	$485	$63	$51
Ore on leach pads	149	104	81	76
Mine operating supplies	351	284	20	16
Work in process	109	89	5	25
Finished products
Gold doré/bullion	87	98	—	—
Copper cathode	—	—	9	12
Copper concentrate	—	—	16	5
Gold concentrate	40	54	—	—
	1,434	1,114	194	185
Non-current ore in stockpiles(1)	(414)	(298)	(96)	(70)
	$1,020	$816	$98	$115

(1)          Ore that we do not expect to process in the next 12 months.

Accounting Policy for Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that we expect to be processed into a saleable form, and sold at a profit. Ore is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Gold ore stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Copper ore stockpiles are measured estimating the number of tons added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.

We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; waste stripping costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at purchase cost.

We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended December 31	2007	2006	2005
Inventory impairment charges	$13	$28	$15

Heap Leach Inventory

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 35% and 95% of the ounces or pounds placed on the pads.

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2007, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $287 per ounce and $0.39 per pound, respectively (2006: $180 per ounce of gold and $0.45 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2013 to 2020 and for copper ranging from 2024 to 2029. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

At December 31	2007	2006
Gold
Goldstrike
Ore that requires roasting	$320	$239
Ore that requires autoclaving	67	84
Kalgoorlie	75	58
Porgera	88	17
Cowal	36	9
Veladero	23	9
Cortez	19	3
Turquoise Ridge	15	15
Golden Sunlight	15	1
Other	40	50
Copper
Zaldívar	63	51
	$761	$536

At Goldstrike, we expect to fully process the ore in stockpiles by 2031. At Kalgoorlie, we expect to fully process the stockpile by 2018. At Porgera, we expect to fully process the stockpile by 2021. At Zaldívar, we expect to fully process the stockpile by 2029.

14  • Accounts Receivable and Other Current Assets

At December 31	2007	2006
Accounts receivable
Amounts due from concentrate sales	$19	$24
Amounts due from copper cathode sales	89	83
Other receivables	148	127
	$256	$234
Other current assets
Derivative assets (note 20c)	$334	$201
Goods and services taxes recoverable	161	137
Restricted cash	131	150
Prepaid expenses	40	32
Other	41	68
	$707	$588

15 • Property, Plant and Equipment

At December 31	2007	2006
Assets not subject to amortization
Acquired mineral properties and capitalized mine development costs(1),(4)	$2,010	$1,856
Assets subject to amortization
Capitalized mineral property acquisition and mine development costs(4),(5)	6,297	6,436
Buildings, plant and equipment(2),(5)	8,192	7,017
	16,499	15,309
Accumulated amortization(3)	(7,903)	(6,919)
	$8,596	$8,390

(1)             Assets in the exploration or development stage that are not subject to amortization.

(2)             Includes $146 million (2006: $131 million) of assets under capital leases.

(3)             Includes $66 million (2006: $41 million) of accumulated amortization for assets under capital leases.

(4)             Includes a $176 million reclassification from amortized assets to assets not subject to amortization for Cortez Hills. This reclassification has no impact on total property, plant & equipment and no impact on amortization expense.

(5)             Includes a $108 million reclassification in 2006 from Buildings, plant and equipment to Capitalized mine development costs. This classification has no impact on total property, plant and equipment and no impact on amortization expense.

a) Unamortized Assets

Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying amount at a December 31,	Carrying amount at December 31,
	2007	2006
Exploration projects and other land positions	$109	$287
Value beyond proven and probable reserves at producing mines	299	353
Projects
Ruby Hill	—	49
Pascua-Lama	609	459
Cortez Hills(1)	361	306
Pueblo Viejo	157	152
Sedibelo	81	76
Donlin Creek(2)	—	66
Buzwagi	224	108
Punta Colorada Wind Farm	35	—
Kainantu and PNG exploration licenses	135	—
	$2,010	$1,856

(1)             $176 million and $48 million have been classified from acquired mineral properties and capitalized mine development costs and value beyond proven and probable reserves of producing mines, respectively, to the Cortez Hills development stage project for 2007 and 2006. This reclassification has no effect on the total property, plant and equipment balance and no effect on net income in either year.

(2)             See note 12 for further details.

Value beyond proven and probable reserves (“VBPP”)

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. An amount is transferred out of VBPP into amortizable assets based on the quantity of resources converted into reserves. In 2007, we transferred $54 million from VBPP to amortizable assets (2006 and 2005: $nil).

Acquisitions

We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral property, we estimate the fair value of proven and probable reserves as well as the value beyond proven and probable reserves and we record these amounts as assets at the date of acquisition. At the time mineralized material is converted into proven and probable reserves, we classify the capitalized acquisition cost associated with those reserves as a component of acquired mineral properties, which are subject to amortization. When production begins, capitalized acquisition costs that are subject to amortization are amortized to operations using the units-of-production method.

In 2007, amortization of property, plant and equipment began at our Ruby Hill mine after it moved from construction into the production phase. (2006: Cowal mine; 2005: Tulawaka, Lagunas Norte and Veladero mines). Amortization also began in 2005 at the Western 102 power plant in Nevada that was built to supply power for the Goldstrike mine as it moved from construction into the production phase.

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of the values beyond proven and probable (“VBPP”) reserves to assets subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates and transfers of VBPP reserves to assets subject to amortization on amortization expense for 2007 was an increase of $31 million (2006: $75 million decrease; 2005: $28 million decrease).

Interest Costs

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We also capitalize interest costs on the value assigned to projects acquired from third parties. We also capitalize interest costs on the carrying amount of eligible equity method investments.

b) Assets Subject to Amortization

Capitalized Mineral Property Acquisition and Mine Development Costs

We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is calculated using the “units-of-production” method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves. At our Open Pit mining operations, costs of moving overburden waste materials are capitalized until the production stage has commenced.

Buildings, Plant and Equipment

We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight-line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.

c) Impairment Evaluations

Producing Mines and Development Projects

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets related to a mine or project are included in one group. If there are indications that an impairment may have occurred at a particular mine site, we compare the sum of the undiscounted cash flows expected to be generated from that mine to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amounts of the individual long-lived assets within the group exceed their fair values.

Long-lived assets subject to potential impairment at operating mines and development projects include buildings, plant and equipment, and capitalized mineral property acquisition and mine development costs. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized mineral property acquisition and mine development costs is based on a discounted cash flow model.

Exploration Projects

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that an impairment may exist, we compare the carrying amount to its fair value. The fair value for exploration projects is based on a discounted cash flow model. For projects that do not have reliable cash flow projections, a market approach is applied. In the event land and mineral rights are impaired, we reduce the carrying amount to estimated fair value and an impairment charge is recorded.

d) Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $159 million at December 31, 2007 for construction activities at our development projects.

e) Insurance

We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable.

Insurance Proceeds

	2007	2006	2005
Cost of sales	$16	$—	$—
Discontinued operations	21	12	—
	$37	$12	$—

16 • Intangible Assets

	2007			2006
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
For the years ended December 31	amount	amortization	amount	amount	amortization	amount
Water rights(1)	$28	$—	$28	$28	$—	$28
Technology(2)	17	—	17	17	—	17
Supply contracts(3)	23	15	8	23	9	14
Royalties(4)	17	2	15	17	1	16
	$85	$17	$68	$85	$10	$75
Aggregate period amortization expense	$—	$7	$—	$—	$10	$—

For the years ended December 31		2008	2009	2010	2011	2012
Estimated aggregate amortization expense		$5	$3	$1	$1	$1

(1)        The water rights at Zaldívar are subject to annual impairment testing and will be amortized when we use them in the future.

(2)        The acquired technology will be used at the Pueblo Viejo project. The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the mine, with no assumed residual value.

(3)        Supply contracts are being amortized over the weighted average contract lives of 4–8 years, with no assumed residual value.

(4)        Royalties are being amortized using the units-of-production method over the total ounces subject to royalty payments under the agreement.

Supply Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)

In December 2007, we signed an agreement with Yokohama to secure the supply of tires. Under the agreement, in January 2008, we advanced Yokahama $35 million to fund expansion of their production facility and secure supply of tires for a 10-year period.

17 • Goodwill

	Gold				Copper
	North America	Australia	South America	Africa	Australia	South America	Total
Opening balance, January 1, 2006	$—	$—	$—	$—	$—	$—	$—
Additions(1)	2,423	1,811	441	1,024	64	743	6,506
Disposals(2)	—	—	—	(651)	—	—	(651)
Closing balance, December 31, 2006	$2,423	$1,811	$441	$373	$64	$743	$5,855
Additions(3)	—	34	—	—	—	—	34
Impairments(4)	(42)	—	—	—	—	—	(42)
Closing balance, December 31, 2007	$2,381	$1,845	$441	$373	$64	$743	$5,847

(1)        Represents goodwill acquired as a result of the acquisition of Placer Dome Inc. No portion of this goodwill is expected to be deductible for income tax purposes.

(2)        Represents goodwill associated with the sale of our 50% interest in the South Deep mine to Gold Fields Ltd.

(3)        Represents goodwill acquired as a result of the acquisition of an additional 20% interest in Porgera. This goodwill is expected to be deductible for income tax purposes. (note 3e).

(4)        Impairment charges recorded in the fourth quarter related to the Golden Sunlight ($35 million) and Eskay Creek ($7 million) mines, as a result of our annual goodwill impairment test. The goodwill impairment charges are primarily due to the short remaining lives of these mines.

Accounting Policy for Goodwill and Goodwill Impairment

Under the purchase method, the cost of business acquisitions is allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase cost over the net fair value of identified tangible and intangible assets and liabilities acquired represents goodwill that is allocated to reporting units. We believe that goodwill arises principally because of the following factors: (1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; and (2) The ability to capture unique synergies that can be realized from managing a portfolio of both acquired and existing mines and mineral properties in our regional business units.

In 2006, we determined that goodwill should be allocated to reporting units that would either represent components (individual mineral properties) or aggregations of components up to a regional business unit level. As at December 31, 2006, the process of determining the appropriate level to allocate goodwill was ongoing. In fourth quarter 2006, we completed impairment tests of goodwill assuming both no aggregation of mineral properties, and aggregation of mineral properties up to the regional business unit level and determined that there were no impairments at that date under either methodology. In second quarter 2007, we determined that an individual mineral property that is an operating mine is a reporting unit for the purposes of allocating goodwill. On this basis, we allocated goodwill arising from the Placer Dome acquisition to both acquired and existing mineral properties.

Allocations for goodwill arising on the acquisition of Placer Dome were calculated by first comparing the fair value of acquired reporting units to the fair value of net identified assets allocated to the reporting units. Secondly, the fair value of estimated synergies arising on the combination between Barrick and Placer Dome was used to allocate goodwill both to reporting units acquired and existing Barrick reporting units expected to benefit from the combination.

On an annual basis in the fourth quarter of our fiscal year, we evaluate the carrying amount of goodwill assigned to reporting units for potential impairment. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the carrying amount exceeds this fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the implied fair value of the reporting unit’s goodwill, which is compared to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, we estimate the fair value of a gold property by applying a multiple to the reporting units NAV. For a copper property, the estimated fair value is based on its NAV and no multiple is applied. The process for determining fair value is subjective and requires us to make numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, discount rates and NAV multiples. In particular, our assumptions with respect to long-term gold prices and the appropriate NAV multiple to apply have a significant impact on our estimate of fair value. In our 2007 annual goodwill impairment test we used a long-term gold price of $800 per ounce and NAV multiples ranging from 1.0 to 2.0, depending on each property’s geographic location and estimated remaining economic life. On completion of this test, we recorded a goodwill impairment charge of $35 million at our Golden Sunlight mine and $7 million at our Eskay Creek mine. The goodwill impairment charges at these mines are primarily a result of their short remaining lives.

18 • Other Assets

At December 31	2007	2006
Non-current ore in stockpiles (note 13)	$510	$368
Derivative assets (note 20c)	220	209
Goods and services taxes recoverable	54	48
Deferred income tax assets (note 23)	722	528
Debt issue costs	27	36
Deferred share-based compensation (note 26b)	75	36
Notes receivable	97	65
Deposits receivable	147	82
Other	84	49
	$1,936	$1,421

Debt Issue Costs

In 2007, no new debt financings were put into place and there were no additions to debt issue costs. Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 20b).

19 • Other Current Liabilities

At December 31	2007	2006
Asset retirement obligations (note 21)	$74	$50
Derivative liabilities (note 20c)	100	82
Post-retirement benefits (note 27)	11	11
Deferred revenue	23	—
Income taxes payable (note 9)	38	159
Other	9	1
	$255	$303

20 • Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable – note 14; investments – note 12; restricted share units – note 26b.

a) Cash and Equivalents

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. Cash and equivalents include $480 million (2006: $605 million) held in Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama project.

b)                         Long-Term Debt(6)

	2007				2006					2005
									Assumed
	At				At				on acquisition of	At
	Dec. 31	Proceeds	Repayments	Amortization(5)	Dec. 31	Proceeds	Repayments	Amortization(5)	Placer Dome	Dec. 31	Proceeds	Repayments	Amortization(5)
7.50% debentures(1)	$ —	$ —	$ 500	$ —	$ 498	$ —	$ —	$ —	$ —	$ 490	$ —	$ —	$ —
5.80%/4.875% notes	745	—	—	—	745	—	—	—	—	745	—	—	—
Veladero financing	163	—	57	—	220	13	30	—	—	237	39	—	—
Bulyanhulu financing	51	—	34	—	85	—	34	—	—	119	—	31	—
Other debt(2)	923	—	101	—	1,024	50	—	6	867	113	50	—	—
Copper-linked notes	515	—	393	—	908	995	87	—	—	—	—	—	—
US dollar notes	480	393	—	—	87	87	—	—	—	—	—	—	—
Senior convertible debentures	293	—	—	3	296	—	—	4	300	—	—	—	—
Capital leases	85	15	24	—	94	7	16	—	6	97	90	28	—
Series B Preferred Securities	—	—	—	—	—	—	77	2	79	—	—	—	—
First credit facility(3)	—	—	—	—	—	1,000	1,000	—	—	—	—	—	—
	3,255	408	1,109	3	3,957	2,152	1,244	12	1,252	1,801	179	59	—
Less: current portion	(102)	—	—	—	(713)	—	—	—	—	(80)	—	—	—
	$ 3,153	$ 408	$ 1,109	$ 3	$ 3,244	$ 2,152	$ 1,244	$ 12	$ 1,252	$ 1,721	$ 179	$ 59	$ —
Short-term debt
Demand financing facility	131	—	19	—	150	—	—	—	150	—	—	—	—
Second credit facility(4)	—	—	—	—	—	37	337	—	300	—	—	—	—
	$ 131	$ —	$ 19	$ —	$ 150	$ 37	$ 337	$ —	$ 450	$ —	$ —	$ —	$ —

(1)          During second quarter 2007, we repaid the $500 million 7.5% debentures from existing cash balances and proceeds from the sale of investments.

(2)          The debt has an aggregate principal amount of $923 million, of which $163 million is subject to floating interest rates and $760 million is subject to fixed interest rates ranging from 6.37% to 7.75%. The notes mature at various times between 2009 and 2035.

(3)          We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. We increased the limit of this facility from $1 billion in August 2006. The facility currently matures in 2011.

(4)          During third quarter 2006, we terminated a second credit facility which consisted of unused bank lines of credit of $850 million with an international consortium of banks.

(5)          Amortization of debt discount/premium.

(6)          The agreements which govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

Veladero Financing

One of our wholly owned subsidiaries, Minera Argentina Gold S.A. in Argentina, has a limited recourse amortizing loan facility for $250 million, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. As at December 31, 2007, completion as defined in the loan agreement has not occurred. The loan is insured for political risks by branches of the Canadian and German governments.

Copper-Linked Notes/US Dollar Notes

In October 2006, we issued $1,000 million of Copper-Linked Notes. During the first three years, the full $1,000 million obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2007, 156 million pounds of copper remained to be delivered (2008 – 103 million pounds; 2009 – 53 million pounds). Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1,000 million. Over the next two years, the total amount outstanding under these notes will continue to be $1,000 million, with a portion repayable in a copper-linked equivalent and a portion repayable in a fixed amount of US dollars at the maturity of the notes (2016 and 2036). As the copper-linked equivalent is repaid, the fixed US dollar obligation will increase. After 2009, only the fixed US dollar obligation will remain. The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 20c).

Senior Convertible Debentures

The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate principal amount of $293 million outstanding as at the end of 2007. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter; if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2007 the conversion rate per each $1,000 principal amount of Securities was 39.99 common shares and the effective conversion price was $25.01 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.

The Securities were convertible from October 1, 2007 through December 31, 2007. No holder of Securities converted during this period. However, had all the Securities been converted and settlement occurred on December 31, 2007, we would have issued approximately 9.2 million common shares with an aggregate fair value of approximately $ 386.7 million based on our closing share price on December 31, 2007. The Securities are also convertible from January 1, 2008 through March 31, 2008.

We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018. In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.

Series B Preferred Securities

On December 18, 2006, we redeemed all of the outstanding 8.5% Series B Preferred Securities due December 31, 2045 for total cash of $80 million. The redemption price was comprised of the outstanding principal amount of $77 million plus accrued and unpaid interest to December 17, 2006 of $3 million.

Demand Financing Facility

We have a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum. At December 31, 2007, $131 million had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash (see note 14).

	For the years ended December 31
	2007		2006		2005
	Interest	Effective	Interest	Effective	Interest	Effective
Interest	cost	rate(1)	cost	rate(1)	cost	rate(1)
7.50% debentures	$16	9.9%	$49	9.8%	$41	8.21%
5.80%/4.875% notes	41	5.6%	41	5.5%	42	5.6%
Veladero financing	21	10.2%	25	10.2%	20	8.6%
Bulyanhulu financing	5	6.2%	6	5.5%	10	7.5%
Other debt	60	6.1%	53	5.4%	3	4.1%
Copper-linked notes/US dollar notes	63	6.2%	13	5.8%	—	—
Senior convertible debentures	2	0.8%	6	2.0%	—	—
Capital leases	6	7.7%	6	6.7%	6	6.2%
Series B Preferred Securities	—	—	3	4.4%	—	—
Demand financing facility	13	8.9%	12	8.8%	—	—
First credit facility	1	—	29	7.4%	—	—
Second credit facility	—	—	6	5.0%	—	—
Other interest	9		2		(1)
	237		251		121
Less: interest allocated to discontinued operations	—		(23)		—
Less: interest capitalized	(124)		(102)		(118)
	$113		$126		$3
Cash interest paid	$236		$211		$108
Amortization of debt issue costs	9		12		2
Amortization of premium	(3)		(12)		—
Losses on interest rate hedges	4		12		5
Increase (decrease) in interest accruals	(9)		28		6
Interest cost	$237		$251		$121

(1)        The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments

					2012 and
	2008	2009	2010	2011	thereafter
5.80%/4.875% notes	$—	$—	$—	$—	$750
Veladero financing	48	53	30	10	22
Bulyanhulu financing	34	17	—	—	—
Copper-linked notes/US dollar notes(1)	—	—	—	—	1,000
Other debt	—	16	—	—	844
Senior convertible debentures	—	—	—	—	230
	$82	$86	$30	$10	$2,846
Minimum annual payments under capital leases	$21	$24	$20	$8	$6

(1)          The Copper-linked notes/US dollar notes have scheduled repayments through the delivery of pre-determined amounts of copper (see Copper-Linked Notes/ US Dollar Notes).

c)              Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by
• Sales	• Prices of gold and copper
• Cost of sales
• Consumption of diesel fuel and propane	• Prices of diesel fuel, propane and natural gas
• Local currency denominated expenditures	• Currency exchange rates – US dollar versus A$, C$, CLP, ARS, PGK and TZS
• By-product credits	• Prices of silver and copper
• Administration, exploration and business development costs in local currencies	• Currency exchange rates – US dollar versus A$, ZAR, CLP, ARS, PGK and C$
• Capital expenditures in local currencies	• Currency exchange rates – US dollar versus A$, C$, CLP, ARS, PGK and EUR
• Interest earned on cash	• US dollar interest rates
• Fair value of fixed-rate debt	• US dollar interest rates

Under our risk management policy, we seek to mitigate the impact of these market risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.

The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non-hedge derivatives”. The change in fair value of these non-hedge derivatives is recorded in earnings, in a manner consistent with the derivative positions’ intended use.

Non-Hedge Derivative Gains/Losses

Income statement
classification
Gold contracts	Revenue
Copper contracts	Revenue
Silver contracts	Cost of sales
Fuel contracts	Cost of sales
Currency contracts	Other expense
Interest rate swaps	Interest income/expense
Share purchase warrants	Other income

Summary of Derivatives at December 31, 2007(1)

	Notional amount by term to maturity								Accounting classification by notional amount
	Within		2 to 5		Over 5				Cash flow		Fair value		Non-
	1 year		years		years		Total		hedge		hedge		hedge		Fair value
US dollar interest rate contracts
Receive-fixed swaps (millions)	$—		$50		$—		$50		$—		$—		$50		$1
Pay-fixed swaps (millions)	—		(125)		—		(125)		—		—		(125)		(11)
Net swap position	$—		$(75)		$—		$(75)		$—		$—		$(75)		$(10)
Currency contracts
C$:US$contracts (C$millions)	C$	331	C$	219	C$	—	C$	550	C$	450	C$	—	C$	100	$31
A$:US$contracts (A$millions)	A$	1,379	A$	3,232	A$	—	A$	4,611	A$	4,518	A$	—	A$	93	210
EUR:US$contracts (€millions)	€4		€—		€—		€4		€1		€—		€3		—
CLP:US$contracts (CLP billions)	CLP	42	CLP	—	CLP	—	CLP	42	CLP	42	CLP	—	CLP	—	—
Commodity contracts
Copper call option spread contracts (millions of pounds)	103		53		—		156		—		—		156		$25
Copper sold forward contracts (millions of pounds)	100		72		—		172		172		—		—		—
Copper collar contracts (millions of pounds)	299		—		—		299		272		—		27		49
Diesel forward contracts (thousands of barrels)(2)	1,868		2,910		440		5,218		4,505		—		713		84

(1)          Excludes gold sales contracts (see note 5), gold lease rate swaps (see note 5).

(2)          Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas intermediate, WTB represents Water Borne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.

US Dollar Interest Rate Contracts

Receive-fixed swaps totaling $300 million were closed out in third quarter 2007. They had been designated against the Copper-linked notes/US dollar notes, included in long-term debt, as a hedge of the variability in the fair value of the debentures caused by changes in LIBOR. For these hedges, prospective hedge effectiveness was assessed by comparing the effects of theoretical shifts in forward interest rates on the fair value of both the debt and the swaps. The retrospective assessment involved comparing the effect of changes in the underlying interest rate (i.e., LIBOR) on both the debt and the swaps.

In the second quarter, receive-fixed swaps totaling $500 million expired. These swaps were set up as fair value hedges of the $500 million 7.5% debentures which matured on May 1, 2007. Changes in fair value of the swaps, together with changes in fair value of the debentures caused by changes in LIBOR, were recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the net of the fixed-rate interest receivable and the variable-rate interest payable is recorded in earnings as a component of interest costs.

Currency Contracts

Cash Flow Hedges

Currency contracts totaling C$450 million, A$4,518 million, €1 million and CLP 42 billion have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$450 million, A$4,452 million, €1 million and CLP 42 billion portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining A$66 million, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.

Non-hedge Contracts

On December 31, 2007, we had non-hedge Canadian currency contracts of $100M. We entered these contracts to hedge the purchase price of Arizona Star. The contracts qualified for hedge accounting treatment from the designation date to the acquisition date of December 20, 2007. After December 20, 2007, the contracts were no longer considered hedges under FAS 133, and all changes in fair value subsequent to that date were recorded in current period earnings. These non-hedge contracts matured at the end of January 2008.

During 2007, we entered into a series of A$ contracts as identified above. A$93 million contracts were not designated as hedges and are outstanding as of December 31, 2007.

Commodity Contracts

Cash Flow Hedges

Commodity contracts totaling 4,505 thousand barrels of diesel fuel have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next seven years. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.

The terms of a series of copper-linked notes resulted in an embedded fixed-price forward copper sales contract for 324 million pounds that meets the definition of a derivative and must be separately accounted for. At December 31, 2007, embedded fixed-price forward copper sales contracts for 156 million pounds were outstanding due to deliveries of copper totaling 168 million pounds. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

During 2007 we added 392 million pounds of copper collar contracts which provide a floor price and a cap price for copper sales. 315 million pounds of the collars were designated against copper cathode sales at our Zaldívar mine and 77 million pounds are designated against copper concentrate sales at our Osborne mine. At December 31, 2007 we had 207 million pounds of copper collar contracts remaining at Zaldívar and 65 million pounds at Osborne.

For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. Prospective hedge effectiveness is assessed using a regression method. The regression method involves comparing month-by-month changes in fair value of both the actual hedging derivative and a hypothetical derivative (derived from the price of concentrate) caused by actual historical changes in commodity prices over the last three years. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. During 2007, we recorded ineffectiveness of $5 million on these hedges. The ineffectiveness was caused by changes in the price of gold impacting the hypothetical derivative, but not the hedging derivative. Prospective effectiveness tests indicate that these hedges are expected to be highly effective in the future.

Non-hedge Contracts

Non-hedge fuel contracts are used to mitigate the risk of oil price changes on other fuel consumption. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes. Changes in fair value of non-hedge fuel contracts are recorded in current period cost of sales.

In first quarter 2007, we purchased and sold call options on 274 million pounds of copper over the next 2 1/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over a period of 2 1/2 years. years. At December 31, 2007, the notional amount of options outstanding had decreased to 156 million pounds due to expiry of options totaling 118 million pounds in 2007. These contracts do not meet the “highly effective” criterion for hedge accounting in FAS 133.We paid net option premiums of $23 million for these positions that were included under investing activities in the cash flow statement. Changes in fair value of these copper options are recorded in current period revenue.

During 2007, we entered into a series of copper collar contracts for 27 million pounds of copper that were not designated as hedges and were outstanding as of December 31, 2007.

Non-hedge Derivative Gains (Losses)

For the years ended December 31	2007	2006	2005	Income statement classification
Commodity contracts
Copper	$48	$(14)	$—	Revenue
Gold	(8)	7	(4)	Revenue
Silver	—	(5)	—	Cost of sales
Fuel	7	1	8	Cost of sales
Currency contracts	(7)	—	3	Other income/expense
Interest rate contracts	(2)	8	2	Interest income/expense
Share purchase warrants	(1)	—	(5)	Other income/expense
	37	(3)	4
Hedge ineffectiveness
Ongoing hedge inefficiency	4	3	1	Various
Due to changes in timing of hedged items	—	—	1	Various
	$41	$—	$6

Derivative Assets and Liabilities

	2007	2006
At January 1	$178	$204
Acquired with Placer Dome	—	(1,707)
Derivatives cash (inflow) outflow
Operating activities	(309)	(184)
Financing activities	197	1,840
Investing activities	23	—
Change in fair value of:
Non-hedge derivatives	33	(3)
Cash flow hedges
Effective portion	257	17
Ineffective portion	9	3
Share purchase warrants	(1)	—
Fair value hedges	2	8
At December 31	$389	$178
Classification:
Other current assets	$334	$201
Other assets	220	209
Other current liabilities	(100)	(82)
Other long-term obligations	(65)	(150)
	$389	$178

(1)          Derivative assets and liabilities are presented net by offsetting related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $5 million at December 31, 2007.

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges				Interest rate hedges
	Gold/ silver	Copper	Fuel	Operating costs	Administration costs	Capital expenditures		Cash balances	Long-term debt	Total
At December 31, 2004	$—	$—	$2	$240	$33	$48		$3	$(25)	$301
Effective portion of change in fair value of hedging instruments	—	—	46	(38)	13	(4)		1	5	23
Transfers to earnings:
On recording hedged items in earnings	—	—	(10)	(100)	(16)	(4)		(6)	2	(134)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	(1	)(1)	—	—	(1)
At December 31, 2005	—	—	38	102	30	39		(2)	(18)	189
Effective portion of change in fair value of hedging instruments	(148)	29	(1)	137	(2)	4		(2)	—	17
Transfers to earnings:
On recording hedged items in earnings	165	28	(16)	(84)	(14)	(4	)(1)	1	1	77
At December 31, 2006	$17	$57	$21	$155	$14	$39		$(3)	$(17)	$283
Effective portion of change in fair value of hedging instruments	—	(75)	87	249	32	(35)		—	(1)	257
Transfers to earnings:
On recording hedged items in earnings	(2)	32	(29)	(166)	(19)	(5	)(1)	3	1	(185)
At December 31, 2007	$15	$14	$79	$238	$27	$(1)		$—	$(17)	$355

Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Administration	Amortization	Interest income	Interest expense
Portion of hedge gain (loss) expected to affect 2008 earnings(2)	$2	$24	$27	$141	$18	$—	$—	$(1)	$211

(1)          On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.

(2)          Based on the fair value of hedge contracts at December 31, 2007.

d) Fair Value of Financial Instruments

Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

Fair Value Information

	2007		2006
At December 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and equivalents(1)	$2,207	$2,207	$3,043	$3,043
Accounts receivable(1)	256	256	234	234
Available-for-sale securities(2)	96	96	646	646
Equity-method investments(3)	1,074	1,113	204	212
Derivative assets(4)	554	554	410	410
Held-to-maturity securities(5)	46	46	—	—
	$4,233	$4,272	$4,537	$4,545
Financial liabilities
Accounts payable(1)	$808	$808	$686	$686
Long-term debt(6)	3,255	3,151	3,957	3,897
Derivative liabilities(4)	165	165	232	232
Restricted share units(7)	100	100	42	42
Deferred share units(7)	4	4	2	2
	$4,332	$4,228	$4,919	$4,859

(1)          Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

(2)          Recorded at fair value. Quoted market prices are used to determine fair value.

(3)          Recorded at cost, adjusted for our share of income/loss and dividends of equity investees. Excludes the investment in Atacama Pty for which there is no readily determinable fair value.

(4)          Recorded at fair value based on internal valuation models that reflect forward market commodity prices, currency exchange rates and interest rates, and a discount factor that is based on market US dollar interest rates. If a forward market does not exist, we obtain broker-dealer quotations. Valuations assume all counterparties have an AA credit rating.

(5)          Includes ABCP.

(6)          Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is calculated by discounting the future cash flows under a debt obligation by a discount factor that is based on US dollar market interest rates adjusted for our credit quality.

(7)          Recorded at fair value based on our period end closing market share price.

e) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk.When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement.We mitigate credit risk by:

•      entering into derivatives with high credit-quality counterparties;

•      limiting the amount of exposure to each counterparty; and

•      monitoring the financial condition of counterparties.

Location of credit risk is determined by physical location of the bank branch, customer or counterparty.

Credit Quality of Financial Assets

	S&P Credit rating
At December 31, 2007	AA– or higher	A– or higher	B to BBB	Total
Cash and equivalents(1)	$2,225	$30	$—	$2,255
Derivatives(2)	405	—	—	405
Accounts receivable	—	—	256	256
Other non-current assets(3)	42	3	1	46
	$2,672	$33	$257	$2,962
Number of counterparties	22	3
Largest counterparty (%)	31%	96%

Concentrations of Credit Risk

			Other
At December 31, 2007	United States	Canada	Inter- national	Total
Cash and equivalents(1)	$1,831	$103	$321	$2,255
Derivatives(2)	151	139	115	405
Accounts receivable	191	46	19	256
Other non-current assets(3)	46	—	—	46
	$2,219	$288	$455	$2,962

(1)          The amounts presented reflect the outstanding bank balance held with institutions as at December 31, 2007.

(2)          The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.

(3)          Other non-current assets include ABCP.

f) Risks Relating to the Use of Derivatives

By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.

21 • Asset Retirement Obligations

Asset Retirement Obligations (AROs)	2007	2006
At January 1	$893	$446
AROs acquired with Placer Dome	—	387
AROs arising in the period	53	27
Impact of revisions to expected cash flows
Revisions to carrying amount of assets	—	(7)
Recorded in earnings(1)	6	53
Settlements
Cash payments	(33)	(32)
Settlement gains	(3)	(4)
AROs reclassified under “Liabilities of discontinued operations”	—	(16)
Accretion	50	39
At December 31	966	893
Current portion	(74)	(50)
	$892	$843

(1)          In 2006, we recognized an increase of $37 million for a change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada. The adjustment was made on receipt of an environmental study that indicated a requirement to treat ground water for an extended period of time. The increase was recorded as a component of other expense (note 8a).

Each period we assess cost estimates and other assumptions used in the valuation of AROs at each of our mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2007, we recorded adjustments of $53 million for changes in estimates of the AROs at our Hemlo, Cowal, Bulyanhulu, Lagunas Norte and Veladero operating mines. In 2007, charges of $ 6 million were recorded for changes in cost estimates for AROs at closed mines (2006: $53 million; 2005: $15 million expense).

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion is recorded in the cost of goods sold each period. For development projects and closed mines, accretion is recorded in other expense. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 8a).

22 • Other Non-current Liabilities

At December 31	2007	2006
Pension benefits (note 27)	$87	$85
Other post-retirement benefits (note 27)	27	33
Derivative liabilities (note 20c)	65	150
Restricted share units (note 26b)	94	42
Deferred revenue	88	136
Other	70	72
	$431	$518

23 • Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Sources of Deferred Income Tax Assets and Liabilities

At December 31	2007	2006
Deferred tax assets
Tax loss carry forwards	$729	$798
Capital tax loss carry forwards	—	30
Alternative minimum tax (“AMT”) credits	247	198
Asset retirement obligations	342	303
Property, plant and equipment	331	333
Inventory	—	95
Post-retirement benefit obligations	23	40
Other	3	3
	1,675	1,800
Valuation allowances	(419)	(658)
	1,256	1,142
Deferred tax liabilities
Property, plant and equipment	(1,243)	(1,377)
Derivative instruments	(122)	(9)
Other	(10)	(26)
	$(119)	$(270)
Classification:
Non-current assets (note 18)	$722	$528
Non-current liabilities	(841)	(798)
	$(119)	$(270)

Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	2008	2009	2010	2011	2012+	date	Total
Tax losses(1)
Canada	$3	$5	$—	$—	$1,583	$—	$1,591
Australia	—	—	—	—	—	150	150
Barbados	—	—	—	—	1,056	—	1,056
Chile	—	—	—	—	—	679	679
Tanzania	—	—	—	—	—	242	242
U.S.	—	—	—	—	67	—	67
Other	—	—	2	—	—	—	2
	$3	$5	$2	$—	$2,706	$1,071	$3,787
AMT credits(2)	—	—	—	—	—	$247	$247

(1)          Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2007.

(2)          Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

Net Deferred Tax Assets

	2007	2006
Gross deferred tax assets
Canada	$494	$487
Chile	117	113
Tanzania	197	217
United States	225	247
Other	108	122
	1,141	1,186
Valuation allowances
Canada	(55)	(59)
Chile	(105)	(110)
Tanzania	(30)	(217)
United States	(190)	(211)
Other	(39)	(61)
	$(419)	$(658)
Non-current assets	$722	$528

Valuation Allowances

We consider the need to record a valuation allowance against deferred tax assets, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

•                  Historic and expected future levels of future taxable income;

•                  Tax plans that affect whether tax assets can be realized; and

•                  The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A deferred income tax asset totaling $439 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up for this deferred tax asset.

A deferred tax asset of $167 million has been recorded in Tanzania following the release of tax valuation allowances totaling $189 million in 2007. The release of tax valuation allowances resulted from the impact of rising market gold prices on expectations of future taxable income and the ability to realize these tax assets.

A partial valuation allowance of $190 million has been set up against deferred tax assets in the United States at December 31, 2007. The majority of this valuation allowance relates to AMT credits in periods when partly due to low market gold prices, Barrick was an AMT tax payer in the United States. If market gold prices continue to rise, it is reasonably possible that some or all of these valuation allowances could be released in future periods.

A valuation allowance of $105 million exists as at December 31, 2007 against tax loss carry forwards in Chile that exist in entities that have no present sources of income.

Source of Changes in Deferred Tax Balances

For the years ended December 31	2007	2006	2005
Temporary differences
Property, plant and equipment	$24	$(1,111)	$30
Asset retirement obligations	39	128	(69)
Tax loss carry forwards	(69)	546	38
Derivatives	(113)	52	(34)
Other	9	(17)	(3)
	$(110)	$(402)	$(38)
Net currency translation gains on deferred tax balances	76	5	11
Canadian tax rate changes	(64)	(12)	—
Adjustment to deferred tax balances due to change in tax status(1)	—	31	(5)
Release of end of year Tanzanian valuation allowances	156	—	—
Release of other valuation allowances	88	53	(32)
	$146	$(325)	$(64)
Intraperiod allocation to:
Income from continuing operations before income taxes	$174	$109	$(30)
Placer Dome acquisition (note 3g)	—	(432)	—
Porgera mine acquisition (note 3e)	20	—	—
OCI (note 25)	(48)	(2)	(34)
Other	5	28	(5)
	$151	$(297)	$(69)

(1)          Relates to changes in tax status in Australia (note 9).

Unrecognized Tax Benefits

Balance at January 1, 2007	20
Additions based on tax positions related to the current year	1
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(2)
Settlements	(4)
Balance at December 31, 2007(1),(2)	15

(1)          If recognized, the total amount of $15 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

(2)          Includes interest and penalties of $1 million.

We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $2 to $3 million, related primarily to the expected settlement of Canadian income and mining tax assessments.

Tax Years Still Under Examination

Canada	2003–2007
United States	2003–2007
Peru	2004–2007
Chile	2004–2007
Argentina	2002–2007
Australia	all years open
Papua New Guinea	2002–2007
Tanzania	all years open

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

24 • Capital Stock

a)              Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 869,886,631 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

In 2007, we declared and paid dividends in US dollars totaling $0.30 per share ($261 million) (2006: $0.22 per share, $191 million; 2005: $0.22 per share, $118 million).

b)              Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2007, 1.4 million (2006 – 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2006 – 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

Summarized Financial Information for BGI

For the years ended December 31	2007	2006	2005
Total revenues and other income	$213	$233	$181
Less: costs and expenses(1)	202	215	186
Income (loss) before taxes	$11	$18	$(5)
Net income	$22	$33	$21

At December 31	2007	2006
Assets
Current assets	$123	$127
Non-current assets	47	50
	$170	$177
Liabilities and shareholders’ equity
Liabilities
Other current liabilities	22	25
Intercompany notes payable	409	387
Other long-term liabilities	109	80
Shareholders’ equity	(370)	(315)
	$170	$177

(1)   2006 includes a $37 million increase in the ARO at the Nickel Plate property (see note 21).

25  •  Other Comprehensive Income (Loss) (“OCI”)

	2007	2006	2005
Accumulated OCI at January 1
Cash flow hedge gains, net of tax of $60, $61, $95	$223	$128	$206
Investments, net of tax of $7, $nil, $nil	46	12	21
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(146)
Pension plans and other post-retirement benefits, net of tax of $4, $nil, $nil	(7)	(28)	(12)
	$119	$(31)	$69
Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	257	17	23
Changes in fair value of investments	58	43	(8)
Currency translation adjustments	—	—	3
Pension plans and other post-retirement benefits:
Adjustments to minimum pension liability prior to adoption of FAS 158	—	15	(16)
FAS 158 adjustments (note 27c):
Elimination of minimum pension liability	—	13	—
Net actuarial gain (loss)	19	(9)	—
Transition obligation	1	(2)	—
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge (gains) losses to earnings:
On recording hedged items in earnings	(185)	77	(134)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	(1)
Investments:
Other than temporary impairment charges	1	4	16
Gains realized on sale	(71)	(6)	(17)
Other comprehensive income (loss), before tax	80	152	(134)
Income tax recovery (expense) related to OCI	(48)	(2)	34
Other comprehensive income (loss), net of tax	$32	$150	$(100)
Accumulated OCI at December 31
Cash flow hedge gains, net of tax of $105, $60, $61	250	223	128
Investments, net of tax of $4, $7, $nil	37	46	12
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $nil	7	(7)	(28)
	$151	$119	$(31)

26  •  Stock-based Compensation

a)          Stock Options

In September 2006, the SEC released a letter on accounting for stock options. The letter addresses the determination of the grant date and measurement date for stock option awards. For Barrick, the stock option grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. The application of the principles in the letter issued by the SEC did not change the date that has been historically determined as the measurement date for stock option grants.

Under Barrick’s stock option plan certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over 7 years. At December 31, 2007, 10 million (2006: 13 million; 2005: 12 million) common shares, in addition to those currently outstanding, were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $25 million in 2007 (2006: $27 million; 2005: $nil), and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2007 by $0.03 per share (2006: $0.03 per share).

Total intrinsic value relating to options exercised in 2007 was $58 million (2006: $27 million; 2005: $22 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2007		2006		2005
		Average		Average		Average
	Shares	price	Shares	price	Shares	price
C$ options
At January 1	11.9	$28	14.7	$28	19.4	$28
Granted	—	$—	—	$—	—	$—
Issued on acquisition of Placer Dome	—	$—	1.7	$34	—	$—
Exercised	(3.9)	$28	(2.4)	$26	(3.8)	$25
Forfeited	(0.1)	$29	(0.2)	$27	(0.8)	$27
Cancelled/expired	(0.8)	$35	(1.9)	$40	(0.1)	$40
At December 31	7.1	$27	11.9	$28	14.7	$28
US$ options
At January 1	7.7	$25	6.9	$24	5.9	$22
Granted	1.4	$40	1.1	$30	2.1	$25
Issued on acquisition of Placer Dome	—	$—	1.0	$19	—	$—
Exercised	(1.7)	$23	(0.9)	$21	(0.3)	$15
Forfeited	(0.3)	$25	(0.4)	$24	(0.4)	$28
Cancelled/expired	(0.1)	$22	—	$25	(0.4)	$26
At December 31	7.0	$28	7.7	$25	6.9	$24

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
		Average	Average	Intrinsic value(1)		Average	Intrinsic Value(1)
Range of exercise prices	Shares	price	life (years)	($ millions)	Shares	price	($ millions)
C $ options
$ 22 – $ 27	3.2	$24	4	$57	3.2	$24	$57
$ 28 – $ 31	3.8	$29	4	47	3.7	$29	46
$ 32 – $ 43	0.1	$32	4	1	0.1	$32	1
	7.1	$27	4	$105	7.0	$27	$104
US$ options
$ 9 – $ 19	0.2	$13	5	$5	0.2	$13	$5
$ 20 – $ 27	4.3	$24	4	77	2.8	$24	51
$ 28 – $ 41	2.5	$35	8	16	0.3	$30	4
	7.0	$28	6	$98	3.3	$24	$60

(1)          Based on the closing market share price on December 31, 2007 of C$41.78 and US$42.05.

Option Information

For the years ended December 31
(per share and per option amounts in dollars)	2007	2006	2005
Valuation assumptions	Lattice (1),(2)	Lattice (1),(2)	Black-Scholes (1)	Lattice (2)
Expected term (years)	4.5–5	4.5–5	5	5
Expected volatility(2)	30%–38%	30%–38%	23%–30%	31%–38%
Weighted average expected volatility(2)	36.6%	31.6%	n/a	33.3%
Expected dividend yield	0.7%–0.9%	0.7%–0.9%	0.8%–1.0%	0.9%
Risk-free interest rate(2)	3.2%–5.1%	4.3%–5.1%	3.8%–4.0%	4.3%–4.5%

Options granted (in millions)(3)	1.4	1.1	1.1	1.0
Weighted average fair value per option	$12.91	$9.42	$7.30	$8.13

(1)          Different assumptions were used for the multiple stock option grants during the year.

(2)          Stock option grants issued after September 30, 2005 were valued using the Lattice valuation model. The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

(3)          Excludes 2.7 million fully vested options issued on the acquisition of Placer Dome.

We changed the model used to value stock option grants from the Black-Scholes model to the Lattice valuation model for stock options granted after September 30, 2005. We believe the Lattice valuation model provides a more representative fair value because it incorporates more attributes of stock options such as employee turnover and voluntary exercise patterns of option holders. For options granted before September 30, 2005, fair value was determined using the Black-Scholes method. The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Under the Black-Scholes model the expected term assumption takes into consideration assumed rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2007, there was $33 million (2006: $39 million; 2005:$56 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2006: 2 years; 2005: 2 years).

For years prior to 2006, we utilized the intrinsic value method of accounting for stock options, which resulted in no compensation expense. If compensation expense had been determined in accordance with the fair value provisions of SFAS No. 123 pro-forma net income and net income per share would have been as follows:

Stock Option Expense

For the years ended December 31
($ millions, except per share
amounts in dollars)	2005
Pro forma effects
Net income, as reported	401
Stock option expense	(26)
Pro forma net income	375
Net income per share:
As reported – basic	$0.75
As reported – diluted	$0.75
Pro forma(1)	$0.70

(1)          Basic and diluted.

b)                         Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a three  year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is recorded at fair value on the grant date, with a corresponding amount recorded as a deferred compensation asset that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSU liability are recorded each period, with a corresponding adjustment to the deferred compensation asset. Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2007, the weighted average remaining contractual life of RSUs was 2.5 years.

Compensation expense for RSUs was $16 million in 2007 (2006: $6 million; 2005: $2 million) and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs. As at December 31, 2007 there was $75 million of total unamortized compensation cost relating to unvested RSUs (2006: $36 million; 2005: $11 million).

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

		Fair		Fair
	DSUs	value	RSUs	value
	(thousands)	(millions)	(thousands)	(millions)
At December 31, 2004	31	$0.7	235	$5.6
Settled for cash	(3)	(0.1)	—	—
Forfeited	—	—	(38)	(0.9)
Granted	19	0.5	415	11.1
Converted to stock options	—	—	(3)	(0.1)
Credits for dividends	—	—	2	0.1
Change in value	—	0.3	—	0.6
At December 31, 2005	47	$1.4	611	$16.4
Settled for cash	—	—	(82)	(2.5)
Forfeited	—	—	(58)	(1.6)
Granted(1)	22	0.7	893	27
Converted to stock options(1)	—	—	(18)	(0.5)
Credits for dividends	—	—	8	0.2
Change in value	—	—	—	2.6
At December 31, 2006	69	$2.1	1,354	$41.6
Settled for cash	(11)	(0.3)	(119)	(4.9)
Forfeited	—	—	(38)	(1.4)
Granted	42	1.4	1,174	47.5
Credits for dividends	—	—	12	0.4
Change in value	—	0.9	—	17.0
At December 31, 2007	100	$4.1	2,383	$100.2

(1)          In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options.

c) Employee Share Purchase Plan

During the first quarter of 2008, Barrick is expected to launch an Employee Share Purchase Plan. This plan will enable Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%–6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

27  •  Post-retirement Benefits

a) Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $49 million in 2007, $36 million in 2006 and $20 million in 2005.

b) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States, Canadian and Australian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. On June 30, 2007, one of our qualified defined benefit plans in Canada was wound-up. No curtailment gain or loss resulted and the obligations of the plans are expected to be settled at the end of 2008. On November 30, 2007, one of our defined benefit plans in Australia was wound-up and on December 31, 2007, the other defined benefit plan in Australia was wound-up. No curtailment gain or loss resulted for either plan. In 2006, actuarial assumptions were amended for one of our qualified defined benefit plans in Canada and on June 30, 2006, one of our other plans in Canada was partially wound-up; no curtailment gain or loss resulted for either plan. Also in 2006, one of our qualified defined benefit plans was amended to freeze benefits in the United States accruals for all employees, resulting in a curtailment gain of $8 million.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $19 million in 2007 (2006: $21 million), and is recorded in our consolidated balance sheet under available-for-sale securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension Expense (Credit)

For the years ended December 31	2007	2006	2005
Expected return on plan assets	$(21)	$(20)	$(11)
Service cost	2	4	—
Interest cost	21	22	12
Actuarial losses	1	1	—
Curtailment gains	—	(8)	—
	$3	$(1)	$1

c) Pension Plan Information

Fair Value of Plan Assets
For the years ended December 31	2007	2006	2005
Balance at January 1	$301	$166	$170
Increase for plans assumed on acquisition of Placer Dome	—	127	—
Actual return on plan assets	31	35	10
Company contributions	10	10	10
Settlements	(14)	—	—
Benefits paid	(35)	(37)	(24)
Balance at December 31	$293	$301	$166

	2007		2006
At December 31	Target	Actual	Actual	Actual
Composition of plan assets:
Equity securities	60%	45%	$130	$180
Debt securities	40%	42%	123	106
Fixed income securities		12%	35	—
Real estate		—	—	9
Other		2%	5	6
		100%	$293	$301

Projected Benefit Obligation (PBO)

For the years ended December 31	2007	2006
Balance at January 1	$389	$224
Increase for plans assumed on acquisition of Placer Dome	—	191
Service cost	2	4
Interest cost	21	22
Actuarial (gains) losses	1	(7)
Benefits paid	(35)	(37)
Curtailments	(14)	(8)
Balance at December 31	$364	$389
Funded status(1)	$(71)	$(88)
ABO (2),(3)	$254	$386

(1)          Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $19 million at December 31, 2007). In the year ending December 31, 2008, we do not expect to make any further contributions.

(2)          For 2007, we used a measurement date of December 31, 2007 to calculate accumulated benefit obligations.

(3)          Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $254 million (2006: $110 million).

Pension Plan Assets/Liabilities

For the years ended December 31	2007	2006
Non-current assets	$25	$5
Current liabilities	(8)	(8)
Non-current liabilities	(87)	(85)
Other comprehensive income(1)	(8)	6
	$(78)	$(82)

(1)          Amounts represent actuarial (gains) losses.

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2007 and 2006 were as follows:

For the years ended December 31	2007	2006
Projected benefit obligation, end of year	$329	$111
Fair value of plan assets, end of year	$258	$62

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2007 and 2006 were as follows:

For the years ended December 31	2007	2006
Projected benefit obligation, end of year	$329	$111
Accumulated benefit obligation, end of year	$330	$110
Fair value of plan assets, end of year	$258	$62

Expected Future Benefit Payments

For the years ending December 31
2008	$61
2009	24
2010	31
2011	24
2012	24
2013 – 2017	$117

d) Actuarial Assumptions

For the years ended December 31	2007	2006	2005
Discount rate(1)
Benefit obligation	4.50–6.30%	4.40–5.90%	5.50%
Pension cost	4.50–5.81%	4.40–5.90%	5.50%
Return on plan assets(1)	4.50–7.25%	7.00–7.25%	7.00%
Wage increases	3.50–5.00%	3.5–5.00%	5.00%

(1)          Effect of a one-percent change: Discount rate: $25 million decrease in ABO and $1 million increase in pension cost; Return on plan assets: $3 million decrease in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest 25 basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

e) Other Post-retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

For the years ended December 31	2007	2006	2005
Interest cost	$2	$2	$2
Other	—	—	5
	$2	$2	$7

Fair Value of Plan Assets

For the years ended December 31	2007	2006	2005
Balance at January 1	$—	$—	$—
Contributions	2	3	4
Benefits paid	(2)	(3)	(4)
Balance at December 31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2007	2006	2005
Balance at January 1	$37	$39	$29
Interest cost	2	2	2
Actuarial losses	(7)	(1)	11
Benefits paid	(2)	(3)	(3)
Balance at December 31	$30	$37	$39
Funded status	(30)	(37)	(38)
Unrecognized net transition obligation	n/a	n/a	1
Unrecognized actuarial losses	n/a	n/a	6
Net benefit liability recorded	n/a	n/a	$(31)

Other Post-retirement Assets/Liabilities

For the year ended December 31	2007	2006
Current liability	$(3)	$(3)
Non-current liability	(27)	(33)
Accumulated other comprehensive income	(1)	5
	$(31)	$(31)

Amounts recognized in accumulated other comprehensive income consist of:(1)

For the year ended December 31	2007	2006
Net actuarial loss (gain)	$(2)	$3
Transition obligation (asset)	1	2
	$(1)	$5

(1)          The estimated amounts that will be amortized into net periodic benefit cost in 2008.

We have assumed a health care cost trend of 9% in 2008, decreasing ratability to 5% in 2010 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2007 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2007.

Expected Future Benefit Payments

For the years ending December 31
2008	$3
2009	3
2010	3
2011	3
2012	3
2013 – 2017	$11

28 • Litigation and Claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. On February 15, 2008, the Court issued an order granting the plaintiffs’ motion for class certification. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Marinduque Complaint

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Court granted that motion on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. Briefing was completed on May 21, 2007, and on June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. The Company opposed the motion for reconsideration. On July 6, 2007, the Province filed a Notice of Appeal to the Ninth Circuit from the Order on the motion to dismiss. On August 8, 2007, the Ninth Circuit issued an order holding the appeal in abeyance pending the district court’s resolution of the motion for reconsideration.

On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court order, the Province has filed an amended Notice of Appeal. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. To date, we are unaware of any attempts to serve the summons on PDI, nor do we believe that PDI is properly amenable to service in the Philippines. If service is attempted, the Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“ TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

NovaGold Litigation

On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold Resources Inc., NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska. The complaint was amended on several occasions with the most recent amendment having been filed in January 2007. The complaint, as amended, sought a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%. NovaGold also asserted that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia. NovaGold sought declaratory relief, an injunction and an unspecified amount of damages. Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007. On July 17, 2007 the Court issued its order granting the Motion to Dismiss with respect to all claims. On August 28, 2007, NovaGold filed a notice of appeal as to a portion of the district court’s order granting Barrick’s motion to dismiss.

On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia. The complaint asserted that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer Metals, a company that holds mining claims adjacent to NovaGold’s project. NovaGold asserted that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched. NovaGold sought a constructive trust over the shares in Pioneer acquired by Barrick and an accounting for any profits of Barrick’s conduct, as well as an unspecified amount of damages.

On December 3, 2007 Barrick and NovaGold announced that a global settlement of all disputes between them had been reached. As a result of this settlement, all pending legal actions between Barrick and NovaGold have been dismissed.

Mineral Reserves
and Mineral Resources

The table on the next two pages sets forth Barrick’s interest in the total proven and probable gold reserves and in the total measured and indicated gold resources at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 139 to 144.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade and quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Summary Gold Mineral Reserves and Mineral Resources(1)

		2007			2006
For the years ended December 31		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
North America
Goldstrike Open Pit	(proven and probable)	94,914	0.128	12,194	105,206	0.125	13,122
	(mineral resource)	34,532	0.052	1,788	20,184	0.050	1,013
Goldstrike Underground	(proven and probable)	7,423	0.364	2,700	7,662	0.370	2,834
	(mineral resource)	4,129	0.329	1,359	4,143	0.338	1,400
Goldstrike Property Total	(proven and probable)	102,337	0.146	14,894	112,868	0.141	15,956
	(mineral resource)	38,661	0.081	3,147	24,327	0.099	2,413
Pueblo Viejo (60%)	(proven and probable)	129,125	0.095	12,258	118,574	0.092	10,873
	(mineral resource)	41,674	0.064	2,655	16,316	0.078	1,280
Cortez (60%)	(proven and probable)	86,457	0.080	6,884	110,411	0.061	6,691
	(mineral resource)	45,744	0.045	2,076	26,680	0.041	1,087
Bald Mountain	(proven and probable)	128,093	0.024	3,059	109,922	0.031	3,457
	(mineral resource)	36,493	0.024	861	23,289	0.035	824
Turquoise Ridge (75%)	(proven and probable)	8,429	0.458	3,858	6,327	0.544	3,443
	(mineral resource)	2,469	0.409	1,010	3,601	0.432	1,556
Round Mountain (50%)	(proven and probable)	78,117	0.018	1,442	113,042	0.017	1,952
	(mineral resource)	16,883	0.022	366	13,067	0.020	263
Ruby Hill	(proven and probable)	18,763	0.050	930	19,479	0.055	1,080
	(mineral resource)	3,202	0.077	245	601	0.088	53
Hemlo (50%)	(proven and probable)	7,419	0.085	633	9,046	0.079	718
	(mineral resource)	2,971	0.122	361	2,900	0.111	322
Marigold (33%)	(proven and probable)	31,106	0.020	631	34,290	0.021	708
	(mineral resource)	17,053	0.020	346	31,529	0.018	555
Golden Sunlight	(proven and probable)	2,495	0.056	140	4,683	0.080	376
	(mineral resource)	8,300	0.054	451	925	0.066	61
Eskay Creek	(proven and probable)	35	0.457	16	136	0.757	103
	(mineral resource)	—	—	—	36	0.694	25
South Arturo (60%)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	10,757	0.070	752	12,644	0.060	754
Donlin Creek (50%)(2)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	204,869	0.072	14,668	82,041	0.072	5,926

South America
Pascua-Lama	(proven and probable)	444,610	0.040	17,978	390,985	0.043	16,988
	(mineral resource)	99,158	0.038	3,760	75,828	0.041	3,099
Veladero	(proven and probable)	388,445	0.030	11,660	371,563	0.031	11,368
	(mineral resource)	27,344	0.018	503	5,179	0.038	195
Lagunas Norte	(proven and probable)	222,176	0.039	8,733	205,833	0.043	8,804
	(mineral resource)	105,075	0.025	2,644	85,114	0.028	2,394
Pierina	(proven and probable)	40,108	0.027	1,073	32,634	0.037	1,209
	(mineral resource)	12,480	0.016	194	500	0.044	22

(1)          See accompanying footnote #1.

(2)          See accompanying footnote #2.

Summary Gold Mineral Reserves and Mineral Resources(1)

		2007			2006
For the years ended December 31		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
Australia Pacific
Porgera (95%)(2)	(proven and probable)	79,060	0.104	8,239	63,876	0.111	7,067
	(mineral resource)	56,610	0.074	4,199	33,286	0.053	1,756
Kalgoorlie (50%)	(proven and probable)	79,412	0.058	4,589	87,675	0.058	5,090
	(mineral resource)	2,835	0.062	175	5,771	0.067	387
Cowal	(proven and probable)	81,463	0.035	2,876	86,687	0.037	3,187
	(mineral resource)	23,076	0.035	819	23,508	0.036	856
Plutonic	(proven and probable)	12,111	0.151	1,824	18,646	0.121	2,247
	(mineral resource)	18,819	0.144	2,704	19,708	0.148	2,913
Kanowna	(proven and probable)	8,874	0.171	1,519	12,890	0.149	1,924
	(mineral resource)	4,318	0.157	677	7,182	0.127	909
Darlot	(proven and probable)	5,208	0.126	655	5,654	0.136	768
	(mineral resource)	3,531	0.121	428	3,421	0.110	377
Granny Smith	(proven and probable)	3,449	0.133	458	7,395	0.093	690
	(mineral resource)	3,035	0.155	469	1,681	0.076	127
Lawlers	(proven and probable)	3,199	0.127	407	3,276	0.130	426
	(mineral resource)	6,777	0.166	1,128	7,506	0.172	1,293
Henty	(proven and probable)	626	0.236	148	741	0.266	197
	(mineral resource)	79	0.165	13	56	0.196	11
Osborne	(proven and probable)	4,181	0.020	82	7,817	0.020	155
	(mineral resource)	3,602	0.027	97	4,626	0.027	127
Reko Diq (37.5%)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	444,831	0.008	3,741	525,797	0.007	3,610

Africa
Bulyanhulu	(proven and probable)	36,052	0.334	12,043	30,456	0.367	11,185
	(mineral resource)	1,516	0.427	647	1,202	0.483	580
North Mara	(proven and probable)	36,461	0.099	3,594	31,791	0.103	3,276
	(mineral resource)	12,537	0.064	801	7,225	0.085	614
Buzwagi	(proven and probable)	72,687	0.049	3,593	45,168	0.058	2,640
	(mineral resource)	19,993	0.030	608	7,219	0.056	407
Tulawaka (70%)	(proven and probable)	739	0.307	227	926	0.356	330
	(mineral resource)	178	0.281	50	204	0.505	103

Other	(proven and probable)	346	0.419	145	363	0.435	158
	(mineral resource)	—	—	—	165	0.400	66

Total	(proven and probable)	2,111,583	0.059	124,588	2,043,154	0.060	123,066
	(mineral resource)	1,274,870	0.040	50,595	1,053,134	0.033	34,965

(1)          See accompanying footnote #1.

(2)          See accompanying footnote #3.

Gold Mineral Reserves(1)

	Proven			Probable			Total
			Contained			Contained			Contained
As at December 31, 2007	Tons	Grade	ounces	Tons	Grade	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
North America
Goldstrike Open Pit	64,828	0.119	7,734	30,086	0.148	4,460	94,914	0.128	12,194
Goldstrike Underground	2,623	0.493	1,293	4,800	0.293	1,407	7,423	0.364	2,700
Goldstrike Property Total	67,451	0.134	9,027	34,886	0.168	5,867	102,337	0.146	14,894
Pueblo Viejo (60%)	7,233	0.105	757	121,892	0.094	11,501	129,125	0.095	12,258
Cortez (60%)	9,342	0.127	1,186	77,115	0.074	5,698	86,457	0.080	6,884
Bald Mountain	73,449	0.025	1,827	54,644	0.023	1,232	128,093	0.024	3,059
Turquoise Ridge (75%)	6,239	0.477	2,978	2,190	0.402	880	8,429	0.458	3,858
Round Mountain (50%)	30,846	0.022	672	47,271	0.016	770	78,117	0.018	1,442
Ruby Hill	18,325	0.050	916	438	0.032	14	18,763	0.050	930
Hemlo (50%)	5,771	0.079	456	1,648	0.107	177	7,419	0.085	633
Marigold (33%)	14,767	0.021	311	16,339	0.020	320	31,106	0.020	631
Golden Sunlight	2,495	0.056	140	—	—	—	2,495	0.056	140
Eskay Creek	35	0.457	16	—	—	—	35	0.457	16

South America
Pascua-Lama	42,947	0.049	2,113	401,663	0.039	15,865	444,610	0.040	17,978
Veladero	30,352	0.030	910	358,093	0.030	10,750	388,445	0.030	11,660
Lagunas Norte	12,043	0.051	618	210,133	0.039	8,115	222,176	0.039	8,733
Pierina	14,681	0.029	432	25,427	0.025	641	40,108	0.027	1,073

Australia Pacific
Porgera (95%)(2)	56,639	0.099	5,611	22,421	0.117	2,628	79,060	0.104	8,239
Kalgoorlie (50%)	45,859	0.052	2,399	33,553	0.065	2,190	79,412	0.058	4,589
Cowal	8,061	0.025	204	73,402	0.036	2,672	81,463	0.035	2,876
Plutonic	374	0.158	59	11,737	0.150	1,765	12,111	0.151	1,824
Kanowna	4,303	0.184	792	4,571	0.159	727	8,874	0.171	1,519
Darlot	2,228	0.124	276	2,980	0.127	379	5,208	0.126	655
Granny Smith	1,116	0.108	121	2,333	0.144	337	3,449	0.133	458
Lawlers	644	0.085	55	2,555	0.138	352	3,199	0.127	407
Henty	—	—	—	626	0.236	148	626	0.236	148
Osborne	1,755	0.024	42	2,426	0.016	40	4,181	0.020	82

Africa
Bulyanhulu	1,299	0.396	515	34,753	0.332	11,528	36,052	0.334	12,043
North Mara	22,828	0.100	2,289	13,633	0.096	1,305	36,461	0.099	3,594
Buzwagi	144	0.056	8	72,543	0.049	3,585	72,687	0.049	3,593
Tulawaka (70%)	300	0.100	30	439	0.449	197	739	0.307	227

Other	—	—	—	346	0.419	145	346	0.419	145
Total	481,526	0.072	34,760	1,630,057	0.055	89,828	2,111,583	0.059	124,588

Copper Mineral Reserves(1)

	Proven			Probable			Total
			Contained			Contained			Contained
As at December 31, 2007	Tons	Grade	lbs	Tons	Grade	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)
Zaldívar	221,808	0.566	2,510	328,001	0.537	3,521	549,809	0.548	6,031
Osborne	1,755	2.128	75	2,426	2.019	98	4,181	2.065	173
Total	223,563	0.578	2,585	330,427	0.548	3,618	553,990	0.560	6,203

(1)          See accompanying footnote #1.

(2)          See accompanying footnote #3.

Gold Mineral Resources(1),(2)

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
As at December 31, 2007	Tons	Grade	ounces	Tons	Grade	ounces	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)
North America
Goldstrike Open Pit	20,561	0.052	1,072	13,971	0.051	716	1,788	5,014	0.064	321
Goldstrike Underground	893	0.431	385	3,236	0.301	974	1,359	2,747	0.371	1,020
Goldstrike Property Total	21,454	0.068	1,457	17,207	0.098	1,690	3,147	7,761	0.173	1,341
Pueblo Viejo (60%)	1,407	0.063	89	40,267	0.064	2,566	2,655	7,728	0.062	476
Cortez (60%)	4,516	0.042	191	41,228	0.046	1,885	2,076	11,604	0.153	1,776
Bald Mountain	13,000	0.025	331	23,493	0.023	530	861	24,648	0.017	411
Turquoise Ridge (75%)	1,790	0.407	728	679	0.415	282	1,010	1,500	0.440	660
Round Mountain (50%)	4,911	0.024	116	11,972	0.021	250	366	15,665	0.015	237
Ruby Hill	3,067	0.071	217	135	0.207	28	245	6	0.333	2
Hemlo (50%)	1,357	0.101	137	1,614	0.139	224	361	3,298	0.122	402
Marigold (33%)	7,000	0.020	137	10,053	0.021	209	346	67,531	0.012	841
Golden Sunlight	7,346	0.055	404	954	0.049	47	451	48	0.021	1
South Arturo (60%)	—	—	—	10,757	0.070	752	752	367	0.022	8
Donlin Creek (50%)(3)	2,378	0.071	169	202,491	0.072	14,499	14,668	25,609	0.068	1,729

South America
Pascua-Lama	9,965	0.044	439	89,193	0.037	3,321	3,760	15,227	0.037	568
Veladero	1,572	0.018	28	25,772	0.018	475	503	96,223	0.012	1,191
Lagunas Norte	4,740	0.023	109	100,335	0.025	2,535	2,644	52,126	0.027	1,423
Pierina	2,775	0.017	47	9,705	0.015	147	194	159	0.025	4

Australia Pacific
Porgera (95%)(4)	33,500	0.082	2,747	23,110	0.063	1,452	4,199	10,645	0.093	993
Kalgoorlie (50%)	1,655	0.055	91	1,180	0.071	84	175	1,212	0.173	210
Cowal	—	—	—	23,076	0.035	819	819	9,821	0.029	281
Plutonic	64	0.250	16	18,755	0.143	2,688	2,704	4,295	0.192	825
Kanowna	2,496	0.149	373	1,822	0.167	304	677	7,515	0.118	887
Darlot	460	0.126	58	3,071	0.120	370	428	222	0.180	40
Granny Smith	560	0.186	104	2,475	0.147	365	469	8,003	0.222	1,775
Lawlers	53	0.113	6	6,724	0.167	1,122	1,128	1,923	0.151	291
Henty	—	—	—	79	0.165	13	13	73	0.247	18
Osborne	1,425	0.025	36	2,177	0.028	61	97	4,760	0.019	89
Reko Diq (37.5%)	69,757	0.010	679	375,074	0.008	3,062	3,741	1,417,219	0.007	10,490

Africa
Bulyanhulu	—	—	—	1,516	0.427	647	647	10,253	0.459	4,704
North Mara	6,534	0.062	402	6,003	0.066	399	801	1,416	0.069	98
Buzwagi	56	0.036	2	19,937	0.030	606	608	947	0.045	43
Tulawaka (70%)	—	—	—	178	0.281	50	50	53	0.245	13

Other	—	—	—	—	—	—	—	370	0.295	109
Total	203,838	0.045	9,113	1,071,032	0.039	41,482	50,595	1,808,227	0.018	31,936

Copper Mineral Resources(1),(2)

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
As at December 31, 2007	Tons	Grade	lbs	Tons	Grade	lbs	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)
Zaldívar	27,104	0.477	258	71,247	0.431	614	873	176,453	0.510	1,801
Osborne	1,425	2.214	63	2,177	1.782	78	141	4,760	1.440	137
Reko Diq (37.5%)	69,757	0.528	737	375,074	0.480	3,601	4,337	1,417,219	0.474	13,427
Total	98,286	0.538	1,058	448,498	0.479	4,292	5,351	1,598,432	0.481	15,366

(1)          Resources which are not reserves do not have demonstrated economic viability.

(2)          See accompanying footnote #1.

(3)          See accompanying footnote #2.

(4)          See accompanying footnote #3.

Contained Silver Within Reported Gold Reserves(1)

For the year ended December 31, 2007

	In proven gold reserves			In probable gold reserves			Total
			Contained			Contained			Contained	Process
	Tons	Grade	ounces	Tons	Grade	ounces	Tons	Grade	ounces	recovery
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)%
North America
Pueblo Viejo (60%)	7,233	0.67	4,828	121,892	0.54	65,551	129,125	0.55	70,379	86.6%
Eskay Creek	35	25.60	896	—	—	—	35	25.60	896	90.3%

South America
Pascua-Lama	42,947	1.77	76,100	401,663	1.63	655,277	444,610	1.64	731,377	78.5%
Lagunas Norte	12,043	0.11	1,377	210,133	0.10	21,007	222,176	0.10	22,384	18.8%
Veladero	30,352	0.42	12,656	358,093	0.50	178,413	388,445	0.49	191,069	7.0%
Pierina	14,681	0.25	3,598	25,427	0.20	5,088	40,108	0.22	8,686	40.0%

Africa
Bulyanhulu	1,296	0.23	300	34,753	0.25	8,832	36,049	0.25	9,132	65.0%
Total	108,587	0.92	99,755	1,151,961	0.81	934,168	1,260,548	0.82	1,033,923	64.1%

(1)          Silver is accounted for as a by-product credit against reported or projected gold production costs.

Contained Copper Within Reported Gold Reserves(1)

For the year ended December 31, 2007

	In proven gold reserves			In probable gold reserves			Total
			Contained			Contained			Contained	Process
	Tons	Grade	lbs	Tons	Grade	lbs	Tons	Grade	lbs	recovery
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)%
North America
Pueblo Viejo (60%)	7,233	0.125	18.0	121,892	0.097	236.1	129,125	0.098	254.2	88.0%

South America
Pascua-Lama	42,947	0.094	81.0	401,663	0.072	581.5	444,610	0.074	662.5	57.7%

Africa
Buzwagi	144	0.148	0.4	72,543	0.121	174.9	72,687	0.121	175.3	77.6%
Bulyanhulu	1,296	0.441	11.4	34,753	0.611	424.7	36,049	0.605	436.1	85.0%
Total	51,620	0.107	110.9	630,851	0.112	1,417.2	682,471	0.112	1,528.1	72.8%

(1)   Copper is accounted for as a by-product credit against reported or projected gold production costs.

Contained Zinc Within Reported Gold Reserves(1)

For the year ended December 31, 2007

	In proven gold reserves			In probable gold reserves			Total
			Contained			Contained			Contained	Process
	Tons	Grade	lbs	Tons	Grade	lbs	Tons	Grade	lbs	recovery
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)%
North America
Pueblo Viejo (60%)	7,233	0.794	114.9	121,892	0.623	1,518.1	129,125	0.632	1,633.0	83.2%

(1)          Zinc is accounted for as a by-product credit against reported or projected gold production costs.

Contained Silver Within Reported Gold Resources(1)

For the year ended December 31, 2007

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
	Tons	Grade	ounces	Tons	Grade	ounces	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)
North America
Eskay Creek	—	—	—	—	—	—	—	—	—	—
Pueblo Viejo (60%)	1,407	0.40	567	40,267	0.36	14,303	14,870	7,728	0.46	3,548

South America
Lagunas Norte	3,320	0.07	222	55,193	0.07	4,107	4,329	18,470	0.03	606
Pascua-Lama	9,965	0.60	6,001	89,193	0.52	46,171	52,172	15,227	0.72	11,039
Pierina	2,775	0.32	879	9,705	0.31	2,992	3,871	159	0.12	19
Veladero	1,572	0.47	737	25,772	0.43	10,988	11,725	96,223	0.39	37,364

Africa
Bulyanhulu	—	—	—	1,516	0.29	442	442	10,253	0.38	3,899
Total	19,039	0.44	8,406	221,646	0.36	79,003	87,409	148,060	0.38	56,475

Contained Copper Within Reported Gold Resources(1)

For the year ended December 31, 2007

	In measured (M) gold resources			In indicated (I) gold resources			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
	Tons	Grade	lbs	Tons	Grade	lbs	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)
North America
Pueblo Viejo (60%)	1,407	0.078	2.2	40,267	0.070	56.5	58.7	7,728	0.046	7.1

South America
Pascua-Lama	9,965	0.064	12.8	89,193	0.063	112.8	125.6	15,227	0.029	8.9

Africa
Buzwagi	56	0.065	0.1	19,937	0.090	35.8	35.8	947	0.126	2.4
Total	11,428	0.066	15.1	149,397	0.069	205.1	220.1	23,902	0.039	18.4

(1)          Resources, which are not reserves, do not have demonstrated economic viability.

Contained Zinc Within Reported Gold Resources(1)

For the year ended December 31, 2007

	In measured (M) gold resources			In indicated (I) gold resources			(M) + (I)	In Inferred gold resources
			Contained			Contained	Contained			Contained
	Tons	Grade	lbs	Tons	Grade	lbs	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)
North America
Pueblo Viejo (60%)	1,407	0.574	16.2	40,267	0.409	329.5	345.6	7,728	0.258	39.8

Nickel Mineral Resources(1)

For the year ended December 31, 2007

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
	Tons	Grade	lbs	Tons	Grade	lbs	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)
Africa
Kabanga (50%)	—	—	—	5,131	2.350	241.2	241.2	21,385	2.800	1,197.5

Platinum Mineral Resources(1)

For the year ended December 31, 2007

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
	Tons	Grade	ounces	Tons	Grade	ounces	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)
Russia
Fedorova (50%)	—	—	—	31,231	0.01	262	262	51,873	0.01	312

Palladium Mineral Resources(1)

For the year ended December 31, 2007

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
	Tons	Grade	ounces	Tons	Grade	ounces	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)
Russia
Fedorova (50%)	—	—	—	31,231	0.03	1,073	1,073	51,873	0.03	1,308

(1)          Resources, which are not reserves, do not have demonstrated economic viability.

Mineral Reserves and Resources Notes

1.                          Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2007 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Senior Vice President, Technical Services of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick. Reserves have been calculated using an assumed long-term average gold price of $US 575 ($Aus. 750) per ounce, a silver price of $US 10.75 per ounce, a copper price of $US 2.00 per pound and exchange rates of $1.15 $Can/$US and $0.77 $US/$Aus. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2007 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2.                          In December 2007, Barrick increased its interest in the Donlin Creek project from 30% to 50%. 2007 resources for the Donlin Creek project reflect Barrick’s 50% interest. 2006 resources for the Donlin Creek project reflect Barrick’s then 30% interest.

3.                          In August 2007, Barrick increased its interest in the Porgera mine from 75% to 95%. 2007 reserves and resources for the Porgera mine reflect Barrick’s 95% interest. 2006 reserves and resources for the Porgera mine reflect Barrick’s then 75% interest.

Corporate Governance and
Committees of the Board

Corporate Governance

Over the past several years, there has been an increased focus on corporate governance in both the United States and Canada. Among other regulatory initiatives, the New York Stock Exchange added corporate governance standards to its listing rules. Although, as a regulatory matter, the vast majority of the NYSE corporate governance standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of structures and procedures to comply with the NYSE standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE standards applicable to U.S. companies.

The Board of Directors has approved a set of Corporate Governance Guidelines to promote the effective functioning of the Board of Directors and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Barrick has also adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. In conjunction with the adoption of the Code, Barrick established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls or other auditing matters. A copy of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the mandates of the Board of Directors and each of the Committees of the Board, including the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, is posted on Barrick’s website at www.barrick.com and is available in print from the Company to any shareholder upon request.

Committees of the Board

Audit Committee

(S.J. Shapiro, D.J. Carty, P.A. Crossgrove, J.W. Crow)

Reviews the Company’s financial statements and management’s discussion and analysis of financial and operating results, and assists the Board in its oversight of the integrity of Barrick’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence, and the performance of the internal and external auditors.

Compensation Committee

(P.C. Godsoe, M.A. Cohen, J.B. Harvey)

Assists the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices, and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and recommending director and senior management compensation and for succession planning with respect to senior executives.

Corporate Governance and Nominating Committee

(M.A. Cohen, R.M. Franklin, P.C. Godsoe, S.J. Shapiro)

Assists the Board in establishing Barrick’s corporate governance policies and practices. The Committee also identifies individuals qualified to become members of the Board and reviews the composition and functioning of the Board and its Committees.

Environmental, Health and Safety Committee

(C.W.D. Birchall, P.A. Crossgrove, R.M. Franklin, J.B. Harvey)

Reviews environmental and health and safety policies and programs, oversees the Company’s environmental and health and safety performance, and monitors current and future regulatory issues.

Finance Committee

(C.W.D. Birchall, J.W. Crow, A. Munk, G.C. Wilkins)

Reviews the Company’s investment strategies, hedging program and general debt and equity structure.

Shareholder
Information

Barrick shares are traded on two stock exchanges:

New York
Toronto

Ticker Symbol
ABX

Number of Registered Shareholders
18,951

Index Listings
S&P/TSX Composite Index
S&P/TSX 60 Index
S&P Global 1200 Index
Philadelphia Gold/Silver Index
CBOE Gold Index
AMEX Gold Miners Index
Dow Jones Sustainability Index – North America

2007 Dividend Per Share
US$0.30

Common Shares

(millions)
Outstanding at December 31, 2007	870	*

Weighted average 2007
Basic	867	*
Fully diluted	879	*

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

*                 Includes shares issuable upon conversion of Barrick Gold Inc. exchangeable shares.

Volume of Shares Traded

(millions)	2007	2006
TSX	683	699
NYSE	715	827

Closing Price of Shares

December 31, 2007
TSX	C $	41.78
NYSE		$42.05

Share Trading Information

Toronto Stock Exchange

	Share Volume
	(millions)		High				Low
Quarter	2007	2006	2007		2006		2007		2006
First	152	216	C$	37.25	C$	37.22	C$	32.21	C$	29.25
Second	143	180	34.43		39.69		29.97		29.68
Third	196	146	40.92		38.11		31.54		31.33
Fourth	192	157	43.30		36.08		37.40		31.15
	683	699

New York Stock Exchange

	Share Volume
	(millions)		High				Low
Quarter	2007	2006	2007		2006		2007		2006
First	177	234	US$	32.11	US$	32.14	US$	27.42	US$	25.13
Second	180	238	31.17		35.93		27.99		26.70
Third	188	176	40.94		34.47		29.60		27.61
Fourth	170	179	46.98		31.63		37.39		27.64
	715	827

Dividend Payments

In 2007, the Company paid a cash dividend of $0.30 per share – $0.15 on June 15 and December 17. A cash dividend of $0.22 per share was paid in 2006 – $0.11 on June 15 and $0.11 on December 15.

Dividend Policy

The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

Form 40-F

The Company’s Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report is available on Barrick’s website www.barrick.com and will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Corporate Office.

Other Language Reports

French and Spanish versions of the 2007 annual report are available from Investor Relations at the Corporate Office and on Barrick’s website www.barrick.com.

Shareholder Contacts

Shareholders are welcome to contact the Company for information or questions concerning their shares. For general information on the Company, contact the Investor Relations Department:

Deni Nicoski

Vice President, Investor Relations
Telephone: (416) 307-7410
Email: dnicoski@barrick.com

Susan Muir

Senior Director, Investor Relations
Telephone: (416) 307-5107
Email: s.muir@barrick.com

Amy Schwalm

Senior Director, Investor Relations
Telephone: (416) 307-7422
Email: aschwalm@barrick.com

Transfer Agents and Registrars

For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Transfer Agents:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: (416) 643-5500
Toll-free within the United States and Canada:
1-800-387-0825
Fax: 416-643-5501
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com

BNY Mellon Shareholder Services
480 Washington Boulevard
27th Floor
Jersey City, NJ 07310
Telephone: 1-800-589-9836
Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.mellon-investor.com

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Annual and Special Meeting

The Annual and Special Meeting of Shareholders will be held on Tuesday, May 6, 2008 at 10:00 a.m. in the Glenn Gould Studio of the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario.

Board of Directors and
Senior Officers

Board of Directors

Howard L. Beck, Q.C.
Toronto, Ontario
Corporate Director

C. William D. Birchall
Toronto, Ontario
Vice Chairman,
Barrick Gold Corporation

Donald J. Carty, O.C.
Dallas, Texas
Vice Chairman and
Chief Financial Officer, Dell, Inc.

Gustavo A. Cisneros
Caracas, Venezuela
Chairman and
Chief Executive Officer,
Cisneros Group of Companies

Marshall A. Cohen, O.C.
Toronto, Ontario
Counsel,
Cassels Brock & Blackwell LLP

Peter A. Crossgrove, O.C.
Toronto, Ontario
Corporate Director

John W. Crow
Toronto, Ontario
President, J&R Crow Inc.

Robert M. Franklin
Toronto, Ontario
President, Signalta Capital
Corporation

Peter C. Godsoe, O.C.
Toronto, Ontario
Corporate Director

J. Brett Harvey
Venetia, Pennsylvania
President and
Chief Executive Officer,
CONSOL Energy Inc.

The Right Honourable
Brian Mulroney, P.C.
Montreal, Quebec
Senior Partner, Ogilvy Renault

Anthony Munk
New York, New York
Managing Director,
Onex Corporation

Peter Munk, O.C.
Toronto, Ontario
Founder and Chairman,
Barrick Gold Corporation

Steven J. Shapiro
Houston, Texas
Corporate Director

Gregory C. Wilkins
Toronto, Ontario
President and
Chief Executive Officer,
Barrick Gold Corporation

Senior Officers

Peter Munk
Chairman

C. William D. Birchall
Vice Chairman

Gregory C. Wilkins
President and
Chief Executive Officer

Alexander J. Davidson
Executive Vice President,
Exploration and
Corporate Development

Kelvin Dushnisky
Executive Vice President,
Corporate Affairs

Gordon F. Fife
Executive Vice President,
Organizational Effectiveness

Patrick J. Garver
Executive Vice President
and General Counsel

Peter J. Kinver
Executive Vice President
and Chief Operating Officer

Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer

Vincent Borg
Senior Vice President,
Corporate Communications

George Potter
Senior Vice President,
Capital Projects

International Advisory Board

The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management as the Company expands internationally.

Chairman

The Right Honourable
Brian Mulroney
Former Prime Minister
of Canada

Members

Gustavo A. Cisneros
Venezuela

Secretary William S. Cohen
United States

Vernon E. Jordan, Jr.
United States

Andrónico Luksic
Chile

Angus A. MacNaughton
United States

Karl Otto Pöhl
Germany

Lord Charles Powell of
Bayswater KCMG
United Kingdom

The Honourable
Nathaniel Rothschild
Switzerland

The Honorable
Andrew Young
United States

Cautionary Statement on Forward-Looking Information

Certain information contained in this Annual Report 2007, including any information as to our strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; adverse changes in our credit rating; level of indebtedness and liquidity; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Ove Design & Communications Ltd. / Moveable Inc. / grafikorm.MIL / Broadcast photo courtesy of CNBC / Photo page 4 by Micah Garen | Four Corners Media

WWW.BARRICK.COM

Barrick Gold Corporation

Corporate Office:
Brookfield Place
TD Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1

Tel: 416.861.9911
Toll-free (within Canada and United States): 1.800.720.7415
Fax: 416.861.2492
Email: investors@barrick.com